UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file no: 001-38719

MEDALIST DIVERSIFIED, INC.

Maryland	**47-5201540**
(State or other jurisdiction	**(IRS Employer**
of incorporation)	**Identification No.)**

P.O. Box 8436
Richmond, VA 23226
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (804) 338-7708
Medalist Diversified REIT, Inc.
(Former name or former address, if changed since last report.)

Securities registered pursuant to section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of each Exchange on Which Registered
Common Stock, $0.01 par value per share	MDRR	The Nasdaq Capital Market

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐		Accelerated filer	☐
Non-accelerated filer	☒		Smaller reporting company	☒
			Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   ☒ No

As of June 30, 2025 the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $6,923,881, based on the closing sales price of $10.44 per share as reported on the Nasdaq Capital Market.

The number of shares of Common Stock, $0.01 par value per share, of the registrant outstanding at March 2, 2026 was 1,428,500.

Documents Incorporated by Reference

Portions of the registrant's Definitive Proxy Statement for the 2026 Annual Meeting of Shareholders (to be filed with the Securities and Exchange Commission no later than 120 days after the end of the registrant's fiscal year end) are incorporated by reference in this Annual Report on Form 10-K in response to Part II, Item 5 and Part III, Items 10, 11, 12, 13 and 14.

Medalist Diversified, Inc.
Annual Report on Form 10-K
For the Fiscal Year Ended December 31, 2025

Table of Contents

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The U.S. Private Securities Litigation Reform Act of 1995 (the "1995 Act") provides a "safe harbor" for forward-looking statements. This Annual Report on Form 10-K (this "Annual Report") contains forward-looking statements that we intend to be covered by the safe harbor provisions of the 1995 Act. We have used the words "approximately," "anticipate," "assume," "believe," "budget," "contemplate," "continue," "could," "estimate," "expect," "future," "intend," "may," "outlook," "plan," "potential," "predict," "project," "seek," "should," "target," "will" and similar terms and phrases, including references to strategy, plans or intentions, to identify forward-looking statements in this Annual Report.

The forward-looking statements included herein are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

- the competitive environment in which we operate;

- local, regional, national and international economic and geopolitical conditions;

- our ability to pivot our investment strategy and reposition our portfolio;

- capital expenditures;

- the availability, terms and deployment of capital;

- financing risks;

- inflation;

- the general level of interest rates;

- changes in our business or strategy;

- fluctuations in interest rates and increased operating costs;

- our incurrence of impairment charges;

- the degree and nature of our competition;

- our dependence upon our key personnel;

- defaults on or non-renewal of leases by tenants;

- decreased rental rates or increased vacancy rates;

- our ability to make distributions on shares of our common stock;

- difficulties in identifying properties to acquire and completing acquisitions;

- our ability to operate as a public company;

- potential natural disasters such as hurricanes;

- the impact of epidemics, pandemics, or other outbreaks of illness, disease or virus;

- whether revoking our real estate investment trust, or REIT, election, effective January 1, 2026, and our revised strategy can be implemented in a manner that provides the expected benefits;

- our ability to have met and maintained our qualification as a REIT for U.S. federal income tax purposes for the years we elected REIT status;

- our ability to maintain an active trading market for our common stock on The Nasdaq Capital Market ("Nasdaq") and maintain continued listing on Nasdaq and the likelihood that a delisting of our common stock from Nasdaq could result in significantly lower trading volumes and reduced liquidity for investors seeking to buy or sell our common stock;

- potential changes in the law or governmental regulations that affect us and interpretations of those laws and regulations, including changes in real estate and zoning or tax laws, and potential increases in real property tax rates;

- potential disruption to or compromise of our information technology networks or data, or those of third parties upon which we rely; and

- related industry developments, including trends affecting our business, financial condition and results of operations.

The forward-looking statements contained in this Annual Report are based on historical performance and management's current plans, estimates and expectations in light of information currently available to us and are subject to uncertainty and changes in circumstances. There can be no assurance that future developments affecting us will be those that we have anticipated. Actual results may differ materially from these expectations due to the factors, risks and uncertainties described above, changes in global, regional or local political, economic, business, competitive, market, regulatory and other factors, many of which are beyond our control. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove to be incorrect, our actual results may vary in material respects from what we may have expressed or implied by these forward-looking statements. We caution that you should not place undue reliance on any of our forward-looking statements. Any forward-looking statement made by us in this Annual Report speaks only as of the date of this Annual Report. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by applicable securities laws.

PART I

ITEM 1.   **BUSINESS**

As used in this Annual Report, unless the context otherwise requires, references to "we," "our," "us," and "our company" refer to Medalist Diversified, Inc., a Maryland corporation, together with our consolidated subsidiaries, including Medalist Diversified Holdings, LP, a Delaware limited partnership of which we are the sole general partner, except where it is clear from the context that the term only means Medalist Diversified, Inc.

Overview

Medalist Diversified, Inc. was formed in 2015 as a Maryland corporation, to acquire, reposition, renovate, lease and manage income-producing properties. We own our investment properties and other investments through our operating partnership, Medalist Diversified Holdings, L.P., a Delaware limited partnership (the "Operating Partnership") which was formed on September 29, 2015. Medalist Diversified, Inc. serves as the general partner of Medalist Diversified Holdings, LP. Beginning with our taxable year ended December 31, 2017, through our taxable year ended December 31, 2025, we elected to be taxed as a real estate investment trust ("REIT") for federal income tax purposes, and we believe that we operated in a manner qualifying us as a REIT for those taxable years. We revoked our REIT election effective January 1, 2026. On March 2, 2026, we changed our name from Medalist Diversified REIT, Inc. to Medalist Diversified, Inc. in connection with our revocation of our REIT status.

During 2025, we initiated a DST sponsorship platform to raise capital, through our Operating Partnership, through private placement offerings exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), by selling beneficial interests (the "DST Interests") in specific DSTs holding real properties (the "DST Program").   On July 18, 2025, we closed on the acquisition of a Tesla sales, service and delivery facility consisting of a 45,461 square foot, single story building on 3.498 acres of land located at 312 E. 9 Mile Road, Pensacola, Florida (the "Tesla Pensacola Property") from an unrelated party. On November 7, 2025, we completed the contribution of the Tesla Pensacola Property to MDRR XXV DST 1 ("XXV DST"), a wholly-owned subsidiary of our company. Following the contribution, we initiated efforts to sell the DST Interests in the XXV DST which, as of March 2, 2026, are ongoing.

Our Strategy

During 2025, we initiated a strategic repositioning. Effective January 1, 2026, we revoked our REIT status and are transitioning our primary focus to build our DST Program to generate fee income and increase assets under management. We continue to evaluate direct and indirect real estate investments that support our DST Program, including opportunities within our existing portfolio, which may include selective dispositions of properties from our legacy portfolio to generate capital for our DST Program.

Our efforts to scale our DST Program will be focused on identifying real estate investments suitable for DST vehicles that offer competitive, risk-adjusted returns. We plan to focus on net lease assets with nationally recognized tenants or those with investment grade credit ratings, in larger metropolitan areas experiencing high levels of growth in the southeast, mountain states, and California. Industry focuses will include, but not be limited to, retail, medical, and single tenant industrial and warehouse uses.

We may also pursue, in an opportunistic manner, non-real estate-related investments, including, among other things, equity or other ownership interests in entities that are the direct or indirect owners of real property, indirect investments in real property, such as those that may be obtained in a joint venture, and ownership of crypto assets, other equity investments, including marketable securities, short-duration U.S. treasuries, and other investment-grade marketable securities.

Our Board of Directors (the "Board") and management believe that our company's current focus on unlocking its potential value and increasing assets under management and fee income through our DST Program provides an attractive balance of risk and returns and aligns with a measured approach to raising growth capital. We may revise these investment strategies without the approval of our stockholders.

There is, however, no assurance that our company's strategy, including unlocking its potential value, achieving its objectives related to the DST Program, or its other investment strategies, will be successful.

Management

We are managed internally as directed by the Board. Our stockholders are not involved in our day-to-day affairs.

Our principal address is Post Office Box 8436, Richmond, Virginia 23226.

Our Portfolio

As of December 31, 2025, we owned ten investment properties comprised of three retail properties, three flex/industrial properties and four STNL properties, including the Tesla Pensacola Property, which we beneficially own through the XXV DST. We own 100% of the interests in our real estate investments, except for one flex/industrial property of which we own an 82% tenant in common interest in the property. We intend to sell 100% of the beneficial interests in the XXV DST. For further information on our real estate investments and our tenant base, see "Item 2-Properties." In addition, as of December 31, 2025, we owned crypto assets consisting of 3.36 bitcoin.

Reporting Segments

We establish operating segments at the property level and aggregate individual properties into reportable segments based on product types in which we have real estate investments. As of December 31, 2025, we had three reportable segments, consisting of retail center properties, flex center properties and STNL properties.

Competition

We are subject to significant competition in seeking real estate investments for our DST Program and for other potential non-real estate investments. We compete with many third parties engaged in real estate investment activities including REITs, DST sponsors, specialty finance companies, savings and loan associations, banks, mortgage bankers, insurance companies, mutual funds, institutional investors, investment banking firms, lenders, hedge funds, governmental bodies and other entities. We also face competition from other real estate investment programs and DST sponsors for potential investors in our DST offerings. Many of our competitors have substantially greater financial and other resources than we have and may have substantially more operating and DST sponsorship experience than us. They also may enjoy significant competitive advantages that result from, among other things, a lower cost of capital.

Environmental Matters

As the owner of the buildings on our properties, we could face liability for the presence of hazardous materials (e.g., asbestos or lead) or other adverse conditions (e.g., poor indoor air quality) in our buildings. Environmental laws govern the presence, maintenance, and removal of hazardous materials in buildings, and if we do not comply with such laws, we could face fines for such noncompliance. Also, we could be liable to third parties (e.g., occupants of the buildings) for damages related to exposure to hazardous materials or adverse conditions in our buildings, and we could incur material expenses with respect to abatement or remediation of hazardous materials or other adverse conditions in our buildings. In addition, some of our tenants routinely handle and use hazardous or regulated substances and wastes as part of their operations at our properties, which are subject to regulation. Such environmental and health and safety laws and regulations could subject us or our tenants to liability resulting from these activities. Environmental liabilities could affect a tenant's ability to make rental payments to us, and changes in laws could increase the potential liability for noncompliance. This may result in significant unanticipated expenditures or may otherwise materially and adversely affect our operations. We are not aware of any material contingent liabilities, regulatory matters or environmental matters that may exist.

Staffing

We do not have any employees and our President and Chief Executive Officer, Chief Financial Officer and non-executive staff are employed by Gunston Consulting, LLC (the "Consultant") under a staffing agreement dated November 13, 2023 (the "Staffing Agreement"). Our properties are managed by third party property management companies with whom we contract.

Available Information

We electronically file annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports with the SEC. Copies of our filings with the SEC may be obtained from the SEC's website at *www.sec.gov*, or downloaded from our website at *www.medalistdiv.com*, as soon as reasonably practicable after such material has been filed with, or furnished to, the SEC. Access to these filings is free of charge.

ITEM 1A.   RISK FACTORS

Summary Risk Factors

The following is a summary of the principal risks that make an investment in our common stock speculative or risky. This summary does not address all of the risks that we face and is qualified in its entirety by reference to the more detailed descriptions included in Part I, Item 1A "Risk Factors". This summary should be read together with those more detailed descriptions, along with our other SEC filings before making an investment decision.

Risks Related to our Strategic Transition and Termination of our REIT Status

- We may not successfully execute our strategic repositioning.
- We are seeking to maximize stockholder value by exploring strategic alternatives. There can be no assurance that we will be successful in executing a strategic transaction.
- Our efforts to dispose of certain of our legacy real estate assets is subject to factors beyond our control.
- Our obligations to pay income taxes may increase beginning in 2026, which will result in a reduction to our earnings, and could have negative consequences to us.
- We may fail to realize the anticipated benefits of revoking our REIT election and becoming a taxable corporation effective January 1, 2026, or those benefits may take longer to realize than expected, if at all, or may not offset the costs of revoking our REIT election and becoming a taxable corporation.
- Our strategic transition could impact market perception of our publicly traded common stock.

Risks Related to our Capital Allocation and Investment Strategy

- We may be unable to execute our strategic framework, which contemplates the potential acquisition of assets that we believe may enhance stockholder value.
- We may experience market risk associated with our treasury and investment portfolio.
- You will not have the opportunity to evaluate our investments before we make them.
- Our investments will include marketable securities which are subject to market, interest and credit risk that may reduce its value. Our future growth will depend upon our ability to raise additional capital and make investments consistent with our investment goals in a competitive environment.
- Our investments will include marketable securities which are subject to market, interest and credit risk that may reduce its value.

Risks Related to our Delaware Statutory Trust (DST) Program

- The DST Program could subject us to liabilities from litigation or otherwise.
- DST Properties may be less liquid than other assets, which could impair our ability to utilize cash proceeds from sales of such DST Properties for other purposes such as paying down debt, distributions or additional investments.

Risks Related to the Real Estate Industry and Real Estate Held in our Legacy Portfolio and through our DST Program

- Real estate investments are not as liquid as other types of assets, which may reduce economic returns to our stockholders.
- Investments in real estate-related assets can be speculative.
- We expect to lease a significant portion of our real estate to middle-market businesses, which may be more susceptible to adverse market conditions.
- We may be adversely affected by unfavorable economic changes in the specific geographic areas where our real estate investments are concentrated.
- We may not be able to re-lease or renew leases at the real estate investments held by us on terms favorable to us or at all.
- Some of our leases are below-market, have long terms, or have unfavorable below-market renewal options, all of which may limit our ability to increase rental revenues and increase the value of our properties.
- Net leases may require us to pay property-related expenses that are not the obligations of our tenants.
- Restrictions in a tenants in common agreement related to the Parkway Property may adversely impact our investment in that property.

Risks Associated with Debt Financing

- We have used and may continue to use mortgage and other debt financing to acquire properties or interests in properties, either for our own portfolio or for our DST Program offerings, and otherwise incur other indebtedness, which increases our expenses, may limit our financial flexibility in the future, and could subject us to the risk of losing properties in foreclosure if our cash flow is insufficient to make loan payments.
- The use of debt may limit our financial flexibility in the future.
- The use of leverage to make real estate investments exposes our investment to additional risk.
- High levels of debt or increases in interest rates could increase the amount of our loan payments, which could reduce returns on our DST Program offerings, fee income from our DST Program, and the cash available for distribution to stockholders.

Risks Related to our REIT Status Through December 31, 2025

- Our obligations to pay income taxes may increase beginning in 2026, which will result in a reduction to our earnings, and could have negative consequences to us.
- We may fail to realize the anticipated benefits of revoking our REIT election and becoming a taxable C Corporation effective January 1, 2026, or those benefits may take longer to realize than expected, if at all, or may not offset the costs of revoking our REIT election and becoming a taxable C Corporation.
- If we failed to remain qualified as a REIT for those years we elected REIT status, we would be subject to higher taxes and have reduced cash available for stockholders.
- Our revocation of our REIT election will change the tax treatment of our dividends.
- The prohibited transactions tax may subject us to tax on our gain from sales of property during those years we elected REIT status.
- We may be subject to adverse legislative or regulatory tax changes that could reduce the market price of our common stock.
- If our Operating Partnership failed to qualify as a partnership for federal income tax purposes, we would cease to qualify as a REIT for those years that we elected REIT status and suffer other adverse consequences.

Risks Related to our Operations and Internal Controls

- We are dependent on information systems and third parties, and systems failures, including as a result of cybersecurity threats, could significantly disrupt our business, which may, in turn, negatively affect the market price of our common stock and our ability to make distributions to our stockholders.
- If we are unable to maintain effective internal control over financial reporting in the future, our ability to produce accurate financial statements could be impaired, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock may decline.

Risks Related to our Financial Condition

- We have experienced losses in the past, and we may experience similar losses in the future.
- We do not have guaranteed cash flow.

Risks Related to our Public Company Status and the Ownership of our Common Stock

- The market price of our common stock may be volatile, which could result in substantial losses for investors who purchase our shares; and the volatility in the stock prices of other companies may contribute to volatility in our stock price.
- An increase in market interest rates may have an adverse effect on the market price of our common stock and our ability to make distributions to its stockholders.
- We may not be able to satisfy listing requirements of the Nasdaq Capital Market to maintain a listing of our common stock.

Risks Related to our Organization and Structure

- Our charter permits our Board to issue stock with terms that may subordinate the rights of our common stockholders or discourage a third party from acquiring us in a manner that could result in a premium price to our stockholders.
- We may change our investment strategy and operational policies without stockholder consent.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this Annual Report, including our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations," before deciding whether to invest in our common stock. We have listed below (not necessarily in order of importance or probability of occurrence) what we believe to be the most significant risk factors applicable to us. The occurrence of any of the events or developments described below could materially and adversely affect our business, financial condition, results of operations and prospects. In such an event, the market price of our common stock could decline and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. Some of the statements in the following risk factors constitute forward-looking statements. Please see the section titled "Cautionary Statement Regarding Forward-Looking Statements."

Risks Related to our Strategic Transition and Termination of our REIT Status

We may not successfully execute our strategic repositioning.

We are in the process of repositioning our business from a traditional equity REIT model toward our DST Program and a more capital allocation–focused structure, which includes monetizing certain legacy real estate assets, developing fee-based business lines, managing an investment portfolio, and evaluating potential strategic transactions. The successful execution of this repositioning depends on a number of factors, many of which are outside of our control, including market conditions, access to capital, regulatory considerations, and the availability of attractive investment opportunities.

Our repositioning strategy may require significant management attention and operational focus, and we may encounter unforeseen challenges, delays, or costs in implementing our plans. There can be no assurance that our strategic initiatives will generate anticipated returns, enhance stockholder value, or improve our financial performance. If we are unable to successfully execute our repositioning strategy, our business, financial condition, results of operations, and the market price of our common stock could be adversely affected.

We are seeking to maximize stockholder value by exploring strategic alternatives. There can be no assurance that we will be successful in executing a strategic transaction.

We are actively considering strategic alternatives in an effort to unlock and maximize stockholder value. We may not be able to identify or consummate a suitable transaction and do not currently have any commitments relating to any transactions. We may not be able to successfully implement a strategic transaction we pursue, and even if we determine to pursue one or more strategic transactions, we may be unable to do so on acceptable financial terms and any such transaction may not improve the market price of our common stock. Pursuing a strategic opportunity is subject to risks, including those outlined herein, and if we are unsuccessful in consummating a strategic transaction, our business could be materially adversely affected.

Our ability to dispose of certain of our legacy real estate assets on favorable terms is subject to real estate market conditions, capital markets availability, buyer demand, interest rate levels, and other factors beyond our control.

As part of our strategic repositioning, we intend to continue monetizing certain legacy real estate assets. Our ability to dispose of these properties on favorable terms is subject to real estate market conditions, capital markets availability, buyer demand, interest rate levels, and other factors beyond our control.

We may be unable to sell properties at or above their carrying values, which could result in impairment charges or realized losses. In addition, the timing of dispositions may be delayed due to market conditions or transaction complexities, which could reduce our ability to redeploy capital in a timely manner. During the disposition process, properties may experience leasing challenges, increased operating costs, or deferred capital expenditures, which could adversely affect their value.

Furthermore, as properties are sold, we will reduce or eliminate the recurring rental income associated with those assets. If we are unable to replace that income with earnings from treasury investments, fee-based activities, or other strategic initiatives on a timely basis, our revenues and cash flows may decline during the transition period.

We intend to remain a publicly traded company following our strategic transition, which requires us to continue to incur substantial general and administrative expenses

We intend to remain a publicly traded company following our strategic transition, which requires us to continue to incur substantial general and administrative expenses, including costs associated with SEC reporting, internal controls, audit and legal fees, NASDAQ listing requirements, director and officer insurance, and other governance-related expenses.

As we monetize real estate assets and reposition our business, our recurring rental revenues may decline before new income streams from treasury investments, fee-based businesses, or strategic transactions are fully developed. During this transition period, our fixed public company costs may represent a higher percentage of revenue, which could result in operating losses or reduced profitability. If we are unable to align our cost structure with our evolving revenue base, our financial condition and results of operations could be adversely affected.

Our obligations to pay income taxes may increase beginning in 2026, which will result in a reduction to our earnings, and could have negative consequences to us.

We revoked our REIT election and become a taxable corporation effective January 1, 2026, which will result in a higher provision for federal and state income taxes, which could impair our ability to satisfy our financial obligations and negatively impact the price of our securities. Further, federal and state income tax rates could increase in the future, exacerbating these risks. We can provide no assurance that federal or state income tax rates will not increase in the future.

We may fail to realize the anticipated benefits of revoking our REIT election and becoming a taxable corporation effective January 1, 2026, or those benefits may take longer to realize than expected, if at all, or may not offset the costs of revoking our REIT election and becoming a taxable corporation.

We believe that revoking our REIT election and becoming a taxable corporation will, among other things, provide us with greater flexibility to invest in non-real estate assets, have concentrated ownership, and use our free cash flows as we will no longer be required to operate under the REIT rules. However, we may not find non-real estate assets worth investing in or the amount of our free cash flows may not meet our expectations, which may reduce, or eliminate, the anticipated benefits of the transition from a REIT to a taxable corporation. Our failure to achieve the anticipated benefits of the transition from a REIT to a taxable corporation at all, or in a timely manner, or a failure of any benefits realized to offset its costs, could negatively affect our business, financial condition, results of operations or the market price of our common stock.

Our revocation of our REIT election will change the tax treatment of our dividends.

Distributions by a REIT are generally taxable to stockholders as ordinary income (subject to certain deductions available to non-corporate taxpayers), whereas distributions by a C-corporation are generally treated as dividends taxable at applicable qualified dividend rates to the extent of current or accumulated earnings and profits. In addition, we will become subject to corporate-level federal and state income taxes on our taxable income, which may reduce the amount of cash available for reinvestment or distribution.

The change in tax status may affect the after-tax return profile of an investment in our common stock for certain stockholders, including those that previously invested in us specifically for REIT-related tax characteristics. The transition may also result in taxable events to stockholders depending on their individual circumstances. Any such changes could influence investor demand for our shares and affect the trading price of our common stock. Stockholders should consult their own tax advisors regarding the consequences of the revocation of our REIT election.

We may not be able to fully utilize our NOL and NCL carryforwards, which could adversely affect our results of operations.

We record an asset for the future tax benefits from unused U.S. federal and state net operating losses ("NOLs") and net capital losses ("NCLs"). Federal and state taxing bodies often place limitations on NOL and NCL carryforward benefits. As a result, we may not be able to utilize our NOLs or NCLs.

In general, under Sections 382 and 383 of the Code, a corporation that undergoes an ownership change is subject to limitations on its ability to utilize its pre-change NOLs and NCLs to offset future taxable income and net capital gain income. An "ownership change" occurs if 5% shareholders increase their collective ownership of the aggregate amount of the outstanding shares of our company by more than 50 percentage points looking back over the relevant testing period. The determination of whether an ownership change has occurred or will occur is complicated and depends on changes in percentage stock ownership among shareholders. Based on our knowledge of our stock ownership, we do not believe that an ownership change has occurred since our losses were generated. Future changes in our stock ownership, some of which are outside of our control, could result in an ownership change under Sections 382 and 383 of the Code. As a result, no assurance can be provided as to whether an ownership change has occurred or will occur in the future.

In addition, there is also a risk that a future statutory or regulatory changes could limit our ability to offset future income tax liabilities with NOLs or NCLs. For these reasons, we may not be able to utilize a material portion of our NOLs and NCLs, which could potentially result in increased future tax liabilities to us and could adversely affect our results of operations.

Preserving the ability to use our NOLs and NCLs may cause us to forgo otherwise attractive opportunities.

Limitations imposed by Sections 382 and 383 of the Internal Revenue Code may discourage us from, among other things, repurchasing our stock or issuing additional stock to raise capital or to acquire businesses or assets. Accordingly, our desire to preserve our NOLs and NCLs may cause us to forgo otherwise attractive opportunities.

Our strategic transition could impact market perception of our publicly traded stock.

Our transition from an equity REIT to a DST Program and capital allocation–focused public company represents a significant shift in our business model and investment profile. Investors may have difficulty evaluating our company during this transition period, particularly as we monetize legacy real estate assets, deploy capital into treasury and other short-duration investments, develop fee-based businesses such as our DST platform, and evaluate potential strategic transactions. Our financial results during this period may be less predictable and may not be comparable to our historical operating results as a REIT.

In addition, certain investors that focus on REITs or income-oriented investments may choose to reduce or eliminate their holdings following our revocation of REIT status. Changes in our stockholder base, uncertainty regarding the timing and execution of our strategic initiatives, or differing views regarding our long-term capital allocation strategy could result in increased volatility in the trading price of our common stock. If the market does not perceive our strategic transition as value-enhancing, our stock price and access to capital could be adversely affected.

Risks Related to our Capital Allocation and Investment Strategy

We may be unable to execute our strategic framework, which contemplates the potential acquisition of operating businesses, investment platforms, or other assets that we believe may enhance stockholder value.

The success of our acquisition strategy that contemplates the potential acquisition of operating businesses or other assets depends on our ability to identify suitable targets, negotiate favorable terms, complete transactions efficiently, and integrate acquired operations effectively.

We may be unable to identify attractive acquisition opportunities, particularly in competitive markets. If we do pursue acquisitions, we may face risks of overpaying for assets, misjudging growth prospects, underestimating liabilities, or failing to realize anticipated synergies or returns. Acquisitions may also require the issuance of equity or the use of cash resources, which could dilute existing stockholders or reduce our liquidity.

In addition, we may seek to enter industries or business lines outside of our historical real estate operating experience. Expansion into new sectors may expose us to unfamiliar regulatory environments, operational risks, competitive dynamics, and market cycles. We may lack the expertise necessary to manage such businesses effectively, which could result in underperformance or losses.

Integration of acquired businesses may require substantial management attention and may involve the consolidation of systems, controls, personnel, and corporate cultures. If we are unable to successfully integrate acquired operations or if anticipated benefits do not materialize, our business, financial condition, and results of operations could be adversely affected.

We may experience market risk associated with our treasury and investment portfolio.

As part of our strategic repositioning, we may allocate a portion of our capital to U.S. Treasury securities, short-duration fixed-income instruments, and other investment-grade securities in order to preserve liquidity and generate income. These investments are subject to market risks, including interest rate risk, reinvestment risk, and market value fluctuations.

Although short-duration securities are generally less sensitive to interest rate changes than longer-term instruments, increases in interest rates may reduce the market value of our fixed-income holdings. Conversely, if interest rates decline, the income generated from maturing securities may be reinvested at lower yields, which could reduce future interest income. In addition, credit spread movements and changes in overall market conditions may affect the market value and liquidity of investment-grade securities.

Fluctuations in the fair value of our investment portfolio could impact our reported financial results, particularly if such investments are classified as available-for-sale or otherwise marked to market. While we intend to manage our investment portfolio conservatively, there can be no assurance that our treasury strategy will achieve its intended objectives or protect us from market volatility.

We may not be able to deploy our cash balances effectively, and holding significant cash reserves may adversely affect our financial performance and stockholder returns.

During our strategic transition, we may hold significant amounts of cash, cash equivalents, or short-term investments while evaluating strategic opportunities. While this approach is intended to preserve flexibility and maintain balance sheet strength, it may reduce our overall returns if suitable acquisition or investment opportunities are not identified or executed in a timely manner.

Holding substantial liquid assets may result in lower yields compared to alternative investments, particularly in periods of declining interest rates. In addition, a conservative capital posture may create opportunity costs if market conditions present attractive investment opportunities that we are unable or unwilling to pursue. If we are unable to deploy capital in a manner that generates returns exceeding our cost of capital and operating expenses, our financial performance and stockholder returns may be adversely affected.

Our success is dependent on our ability to make investments consistent with our investment goals.

We cannot provide prospective investors with any specific information as to the types, identification, location, operating histories, lease terms or other relevant economic and financial data regarding any investments that we may make in the future. Our success is dependent on our ability to make investments consistent with our investment goals, and a failure to do so is likely to materially and adversely affect returns to our stockholders.

You will not have the opportunity to evaluate our investments before we make them.

Our investment strategies are broad and unrestrictive. Our Board has absolute discretion in implementing these policies and strategies, subject to the restrictions on investment objectives and policies set forth in our articles of incorporation. Because you cannot evaluate our investments, an investment in our common stock may entail more risk than other types of companies. This additional risk may hinder your ability to achieve your own personal investment objectives related to portfolio diversification, risk-adjusted investment returns and other objectives.

Our future growth will depend upon our ability to raise additional capital and make investments in a competitive environment.

Our future growth will depend, in large part, upon our ability to raise additional capital and make investments that generate a return that is higher than our cost of capital. In order to grow we need to continue to sell non-core properties and acquire and finance properties suitable for our DST Program. We face significant competition with respect to our acquisition of assets from many other companies, including other REITs, insurance companies, private investment funds, hedge funds, specialty finance companies and other investors. Some competitors may have a lower cost of funds and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships than us. Some of our competitors may have greater financial and operational resources, larger customer bases, and more established relationships with their customers and suppliers than we do. The competitive pressures we face, if not effectively managed, may have a material adverse effect on our business, financial condition, liquidity and results of operations.

Also, as a result of this competition, we may not be able to take advantage of attractive origination and investment opportunities, and therefore may not be able to identify and pursue opportunities that are consistent with our objectives. Competition may limit the number of suitable investment opportunities offered to us. It may also result in higher prices, lower yields and a narrower spread of yields over our borrowing costs, making it more difficult for us to acquire new investments on attractive terms. In addition, competition for desirable investments could delay our investment in desirable assets, which may in turn reduce our earnings per share and negatively affect our ability to declare and make distributions to our stockholders.

Our investments will include marketable securities which are subject to market, interest and credit risk that may reduce its value.

Our new strategy includes holding investments in marketable securities. These investments could consist of U.S. treasuries and other equity and debt instruments. We currently do not use derivative financial instruments to adjust our investment portfolio risk or income profile. These investments, as well as any cash deposited in bank accounts, are subject to general credit, liquidity, market and interest rate risks, which may be exacerbated by unusual events, such as the COVID-19 pandemic and the U.S. debt ceiling crisis, which affected various sectors of the financial markets and led to global credit and liquidity issues. If the global credit market experiences volatility or deteriorates, our investment portfolio may be impacted and some or all of our investments may experience other-than-temporary impairment, which could adversely impact our operating results and position.

We may not be successful in identifying and consummating suitable investment opportunities.

Our investment strategy requires us to identify suitable investment opportunities compatible with our investment criteria. We may not be successful in identifying suitable opportunities that meet our criteria or in consummating investments, including those identified as part of our investment pipeline, on satisfactory terms or at all. Our ability to make investments on favorable terms may be constrained by several factors including, but not limited to, competition from other investors with significant capital, including publicly-traded REITs and institutional investment funds, which may significantly increase investment costs; and/or the inability to finance an investment on favorable terms or at all. The failure to identify or consummate investments on satisfactory terms, or at all, may impede our growth and negatively affect our cash available for distribution to our stockholders.

We plan to continue to operate our business so that we are not required to register as an investment company under the Investment Company Act.

We have not and do not intend to register as an investment company under the Investment Company Act. Our new investment strategy could result in changes that would require us register as an investment company under the Investment Company Act, and we would have to comply with substantial regulation under the Investment Company Act which could restrict the manner in which we operate and finance our business and could materially and adversely affect our business operations and results.

Our investment in bitcoin is subject to market volatility and regulatory uncertainty.

We have made, and may make additional, investments in bitcoin. The price of bitcoin has been highly volatile and may continue to be volatile in the future, due to market factors, regulatory developments and other risks that are outside of our control. The prevalence of bitcoin is a relatively recent trend, and the long-term adoption of bitcoin by investors, consumers, and businesses remains uncertain. Market participants lack sufficient data to predict the future trend of bitcoins with precision. Bitcoin's lack of a physical form and its reliance on technology may subject its integrity to the threat of malicious attacks and technological obsolescence. To the extent the market value of our bitcoin investment decreases, our financial condition may be adversely impacted.

We may never reach sufficient size to achieve diversity in our portfolio.

We are presently a comparatively small company with a modest number of investments, resulting in an investment portfolio that lacks diversity. While we intend to endeavor to grow and diversify our portfolio and sources of income through our DST Program, additional investments and real estate acquisitions, we may never reach a significant size to achieve true portfolio diversity.

Lack of diversification in number of investments increases our dependence on individual investments.

If we acquire other property interests for either our DST Program or as a general investment that are similarly large in relation to our overall size, our portfolio could become even more concentrated, increasing the risk of loss to stockholders if a default or other problem arises. Alternatively, property sales may reduce the aggregate amount of our property investment portfolio in value or number. As a result, our portfolio could become concentrated in larger assets, thereby reducing the benefits of diversification by geography, property type, tenancy or other measures.

Risks Related to our Delaware Statutory Trust (DST) Program

The DST Program could subject us to liabilities from litigation or otherwise.

We have initiated a DST Program to issue and sell beneficial interests ("DST Interests") in specific Delaware statutory trusts ("DSTs") holding one or more real properties (each, a "DST Property" and, collectively, the "DST Properties"). These DST Interests will be sold in private placements exempt from registration under the Securities Act to "accredited investors" in specific DSTs holding one or more DST Properties. We expect that the DST Program will give us the opportunity to expand and diversify our capital-raising strategies by offering what we believe to be an attractive investment product for investors that may be seeking like-kind replacement properties to complete tax-deferred exchange transactions under Section 1031 of the Code. However, there is no guarantee that the DST Program will provide the tax benefits expected by investors. Investors who acquire DST Interests through such private placements may be seeking certain tax benefits that depend on the interpretation of, and compliance with, federal and state income tax laws and regulations. We may become subject to liability, from litigation or otherwise, as a result of the DST Program.

The DST Program will not shield us from risks related to the performance of the DST Properties held through such structures.

Under the DST Program, certain of our existing real properties and real properties acquired from third parties may be placed into DSTs, the DST Interests of which will be sold to investors. Due to tax-related restrictions on a DST's leasing activities, unless a DST Property is long-term absolute net leased to a credit tenant, we, through a wholly owned subsidiary, will hold a long-term leasehold interest in each DST Property under a master lease, which may be guaranteed by our Operating Partnership. Under each master lease, we, through such subsidiary or applicable master tenant, will be responsible for subleasing the applicable DST Property to occupying tenants until the earlier of the expiration of the master lease or our Operating Partnership's exercise of the FMV Option, as defined below, which means that we bear the risk that the underlying cash flows from a DST Property may be less than the master lease payments. Therefore, even though we will no longer own such applicable DST Property, because of the fixed terms of the master lease, which may be guaranteed by our Operating Partnership, negative operating performance by a DST Property could affect cash available for distributions to our stockholders and would likely have an adverse effect on our results of operations.

DST Properties may be less liquid than other assets, which could impair our ability to utilize cash proceeds from sales of such DST Properties for other purposes such as paying down debt, distributions or additional investments.

We may later reacquire DST Properties through our Operating Partnership's exercise of a contractual right to acquire a DST Property from the DST at its fair market value (the "FMV Option"). In such cases, the investors who elect to receive units in our Operating Partnership (such units, the "OP Units") pursuant to the FMV Option and become limited partners inour Operating Partnership will generally still be tied to the applicable DST Property in terms of basis and built-in-gain. As a result, if a DST Property is subsequently sold, unless we effectuate a like-kind exchange under Section 1031 of the Code, then tax will be triggered on the investors' built-in-gain. Any replacement property acquired in connection with a 1031 exchange will similarly be tied to such investors with similar considerations if such replacement property ever is sold. We also may enter into tax protection agreements with investors who elect to receive OP Units in connection with the exercise of a FMV Option pursuant to which we will agree to indemnify such investors from their tax liabilities generated from a taxable disposition of a DST Property during a protected period of time. As a result of these factors, placing real properties into the DST Program may limit our ability to access liquidity from such real properties or replacement properties through sale without triggering taxes due to the built-in-gain tied to investors in the DST Program. Such reduced liquidity could impair our ability to utilize cash proceeds from sales for other purposes such as paying down debt, paying distributions, funding repurchases or making additional investments.

If we cannot obtain additional capital, our ability to make acquisitions for our DST Program will be limited. We are subject to risks associated with debt and capital stock issuances and private placements of interests in our DST offerings, and such issuances may have consequences to holders of shares of our common stock.

Our ability to make acquisitions for our DST Program will depend, in large part, upon our ability to raise additional capital. If we were to raise additional capital through the issuance of equity securities, we could dilute the interests of holders of shares of our common stock. Our Board may authorize the issuance of classes or series of preferred stock which may have rights that could dilute, or otherwise adversely affect, the interest of holders of shares our common stock.

Further, we may incur additional indebtedness in the future. Such indebtedness could also have other important consequences to holders of the notes and holders of our common stock, including subjecting us to covenants restricting our operating flexibility, increasing our vulnerability to general adverse economic and industry conditions, limiting our ability to obtain additional financing to fund future working capital, capital expenditures and other general corporate requirements, requiring the use of a portion of our cash flow from operations for the payment of principal and interest on our indebtedness, thereby reducing our ability to use our cash flow to fund working capital, acquisitions, capital expenditures and general corporate requirements, and limiting our flexibility in planning for, or reacting to, changes in our business and our industry.

The market for real estate investments for our DST Program is highly competitive.

Identifying attractive real estate investment opportunities for our DST Program is difficult and involves a high degree of uncertainty. Furthermore, the historical performance of a particular property or market is not a guarantee or prediction of the property's or market's future performance. There can be no assurance that we will be able to locate suitable acquisition opportunities or achieve our investment goals and objectives.

Because of the recent growth in demand for real estate investments, there may be increased competition among investors to invest in the same asset classes as our company. This competition may lead to an increase in the investment prices or otherwise less favorable investment terms. If this situation occurs with a particular real estate investment, our return on that real estate investment is likely to be less than the return it could have achieved if it had invested at a time of less investor competition for the real estate investment. For this and other reasons, we are under no restrictions concerning the timing of real estate investments.

Competition for investors in Delaware Statutory Trust offerings may adversely affect our DST sponsorship business.

Our DST sponsorship platform depends on our ability to attract investors seeking to complete Section 1031 like-kind exchanges and allocate capital to Delaware Statutory Trust offerings. We operate in a competitive market that includes other DST sponsors, real estate syndicators, private equity firms, real estate investment platforms, and alternative investment sponsors, many of which have greater financial resources, longer operating histories, broader distribution networks, and more established relationships with broker-dealers and registered investment advisors.

Competition for 1031 exchange capital may increase during periods of heightened transaction activity and may intensify if capital markets conditions or tax considerations make DST structures more attractive to investors. Competing sponsors may offer properties perceived as higher quality, provide more favorable fee structures, or maintain stronger distribution relationships. In addition, broker-dealers and other intermediaries may prioritize sponsors with whom they have established track records or economic arrangements.

If we are unable to differentiate our offerings, maintain strong relationships with distribution partners, or provide competitive risk-adjusted returns, we may experience reduced capital raising success, lower fee income, or increased marketing and structuring costs. Increased competition could also pressure sponsor fees or require more investor-friendly terms, which could adversely affect the profitability and growth of our DST business.

Risks Related to the Real Estate Industry and Real Estate Held in our Legacy Portfolio and through our DST Program

Real estate investments are subject to risks particular to real property.

Real estate investments are subject to risks particular to real property. These risks could impact our legacy portfolio, properties owned through our DST Program and our ability to sell interests in our DST offerings, and include:

· adverse changes in national and local economic and market conditions, including the credit and securitization markets;
· changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance with laws and regulations, fiscal policies and ordinances;
· takings by condemnation or eminent domain;
· real estate conditions, such as an oversupply of or a reduction in demand for real estate space in the area;

- the perceptions of tenants and prospective tenants of the convenience, attractiveness and safety of our properties;
- competition from comparable properties;
- the occupancy rate of our properties;
- the ability to collect all rent from tenants on a timely basis;
- the effects of any bankruptcies or insolvencies of major tenants;
- the expense of re-leasing space;
- changes in interest rates and in the availability, cost and terms of mortgage funding;
- the impact of present or future environmental legislation and compliance with environmental laws;
- acts of war or terrorism, including the consequences of terrorist attacks;
- acts of God, including earthquakes, floods and other natural disasters, which may result in uninsured losses; and
- cost of compliance with the Americans with Disabilities Act.

If any of these or similar events occur, it may reduce the return from an affected property or investment, negatively impact our ability to sell interests in the DST that holds such a real estate investment, and reduce or eliminate our ability to make distributions to stockholders.

Real estate investments are not as liquid as other types of assets, which may reduce economic returns to our stockholders.

Real estate investments are not as liquid as other types of investments. In addition, the instruments that we purchase in connection with privately negotiated transactions are not registered under applicable securities laws, resulting in a prohibition against their transfer, sale, pledge or other disposition except in a transaction that is exempt from the registration requirements of, or is otherwise in accordance with, those laws. As a result, our ability to sell under-performing assets in our portfolio or respond to changes in economic and other conditions may be relatively limited.

Investments in real estate-related assets can be speculative.

Investments in real estate-related assets can involve speculative risks and always involve substantial risks. No assurance can be given that we will be able to execute our investment strategy or that stockholders in our company will realize their investment objectives. No assurance can be given that our stockholders will realize a substantial return (if any) on their investment or that they will not lose their entire investment in our company. All such persons or entities should consult with their attorney or business advisor prior to making an investment.

Liability relating to environmental matters may impact the value of the properties that we may acquire or underlying our investments.

Under various U.S. federal, state and local laws, an owner or operator of real property may become liable for the costs of removal of certain hazardous substances released on its property. These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release of such hazardous substances. If we fail to disclose environmental issues, we could also be liable to a buyer or lessee of a property.

There may be environmental problems associated with our properties which we were unaware of at the time of acquisition. The presence of hazardous substances may adversely affect our ability to sell real estate, including the affected property, or borrow using real estate as collateral. The presence of hazardous substances, if any, on our properties may cause us to incur substantial remediation costs, thus harming our financial condition. In addition, although our leases will generally require our tenants to operate in compliance with all applicable laws and to indemnify us against any environmental liabilities arising from a tenant's activities on the property, we nonetheless would be subject to strict liability by virtue of our ownership interest for environmental liabilities created by such tenants, and we cannot ensure the stockholders that any tenants we might have would satisfy their indemnification obligations under the applicable sales agreement or lease. The discovery of material environmental liabilities attached to such properties could have a material adverse effect on our results of operations and financial condition and our ability to make distributions to our stockholders.

Discovery of previously undetected environmentally hazardous conditions, including mold or asbestos, may lead to liability for adverse health effects and costs of remediating the problem could adversely affect our operating results.

Under various U.S. federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the cost of removal or remediation of hazardous or toxic substances on, under or in such property. The costs of removal or remediation could be substantial. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Environmental laws also may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures. Environmental laws provide for sanctions in the event of noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. Certain environmental laws and common law principles could be used to impose liability for release of and exposure to hazardous substances, including asbestos-containing materials into the air, and third parties may seek recovery from owners or operators of real properties for personal injury or property damage associated with exposure to released hazardous substances. The cost of defending against claims of liability, of compliance with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury claims related to any contaminated property could materially adversely affect our business, assets or results of operations and, consequently, amounts available for distribution to our security holders.

We may invest in real estate-related investments, including joint ventures and co-investment arrangements.

We expect to primarily invest in properties as sole owner. However, we may, in our sole discretion, invest as a joint venture partner or co-investor in a real estate investment. In such event, we generally anticipate owning a controlling interest in the joint venture or co-investment vehicle. However, our joint venture partner or co-investor may have a consent or similar right with respect to certain major decisions with respect to a real estate investment, including a refinancing, sale or other disposition. Additionally, we may rely on our joint venture partner or co-investor to act as the property manager or developer, and, thus, our returns will be subject to the performance of our joint venture partner or co-investor. While we do not intend for these types of real estate investments to be a primary focus of our company, we may make such real estate investments in our sole discretion.

We expect to lease a significant portion of our real estate to middle-market businesses, which may be more susceptible to adverse market conditions.

We expect that a substantial number of our properties will be leased to middle-market businesses that generally have less financial and other resources than larger businesses. Middle-market companies are more likely to be adversely affected by a downturn in their respective businesses or in the regional, national or international economy. As such, negative market conditions affecting existing or potential middle-market tenants, or the industries in which they operate, could materially adversely affect our financial condition and results of operations.

Adverse economic conditions may negatively affect our results of operations and, as a result, our ability to make distributions to our stockholders or to realize appreciation in the value of our real estate investments.

Our operating results may be adversely affected by market and economic challenges, which may negatively affect our returns and profitability and, as a result, our ability to make distributions to our stockholders or to realize appreciation in the value of our real estate investments. These market and economic challenges include, but are not limited to, the following:

· any future downturn in the U.S. economy and the related reduction in spending, reduced home prices and high unemployment could result in tenant defaults under leases, vacancies at our office, industrial, retail or multifamily properties, and concessions or reduced rental rates under new leases due to reduced demand;
· the rate of household formation or population growth in our target markets or a continued or exacerbated economic slow-down experienced by the local economies where our properties are located or by the real estate industry generally may result in changes in supply of or demand for apartment units in our target markets; and
· the failure of the real estate market to attract the same level of capital investment in the future that it attracts at the time of our purchases or a reduction in the number of companies seeking to acquire properties may result in the value of our investments not appreciating or decreasing significantly below the amount we pay for these investments.

The length and severity of any economic slow-down or downturn cannot be predicted. Our operations and, as a result, our ability to make distributions to our stockholders and/or our ability to realize appreciation in the value of our properties could be materially and adversely affected to the extent that an economic slow-down or downturn is prolonged or becomes severe.

We may be adversely affected by unfavorable economic changes in the specific geographic areas where our real estate investments are concentrated.

Adverse conditions (including business layoffs or downsizing, industry slowdowns, changing demographics and other factors) in the areas where our real estate investments are located and/or concentrated, and local real estate conditions (such as oversupply of, or reduced demand for, office, industrial, retail or multifamily properties) may have an adverse effect on the value of our real estate investments. A material decline in the demand or the ability of tenants to pay rent for office, industrial or retail space in these geographic areas may result in a material decline in our cash available for distribution to our stockholders.

We may not be able to re-lease or renew leases at the real estate investments held by us on terms favorable to us or at all.

We are subject to risks that upon expiration or earlier termination of the leases for space located at our real estate investments the space may not be re-leased or, if re-leased, the terms of the renewal or re-leasing (including the costs of required renovations or concessions to tenants) may be less favorable than current lease terms. Any of these situations may result in extended periods where there is a significant decline in revenues or no revenues generated by a real estate investment. If we are unable to re-lease or renew leases for all or substantially all of the spaces at these real estate investments, if the rental rates upon such renewal or re-leasing are significantly lower than expected, if our reserves for these purposes prove inadequate, or if we are required to make significant renovations or concessions to tenants as part of the renewal or re-leasing process, we will experience a reduction in net income and may be required to reduce or eliminate distributions to our stockholders.

Some of our leases are below-market, have long terms, or have unfavorable, below- market renewal options, all of which may limit our ability to increase rental revenues and increase the value of our properties.

Some of our leases are below-market, have long terms, and include unfavorable, below-market renewal options, which may limit our ability to increase rental revenues and enhance the value of our properties. These leases may restrict our capacity to adjust rental rates in response to market conditions, potentially leading to reduced income and adversely affecting our financial performance. Additionally, the presence of such leases may diminish the overall value of our real estate portfolio, as property valuations often reflect the income-generating potential based on existing lease terms.

The bankruptcy, insolvency or diminished creditworthiness of our tenants under their leases or delays by our tenants in making rental payments could seriously harm our operating results and financial condition.

We lease our properties to tenants, and we receive rents from our tenants during the terms of their respective leases. A tenant's ability to pay rent is often initially determined by the creditworthiness of the tenant. However, if a tenant's credit deteriorates, the tenant may default on its obligations under its lease and the tenant may also become bankrupt. The bankruptcy or insolvency of our tenants or other failure to pay is likely to adversely affect the income produced by our real estate investments. Any bankruptcy filings by or relating to one of our tenants could bar us from collecting pre-bankruptcy debts from that tenant or its property, unless we receive an order permitting us to do so from the bankruptcy court. A tenant bankruptcy could delay our efforts to collect past due balances under the relevant leases and could ultimately preclude full collection of these sums. If a tenant files for bankruptcy, we may not be able to evict the tenant solely because of such bankruptcy or failure to pay. A court, however, may authorize a tenant to reject and terminate its lease with us. In such a case, our claim against the tenant for unpaid, future rent would be subject to a statutory cap that might be substantially less than the remaining rent owed under the lease. In addition, certain amounts paid to us within 90 days prior to the tenant's bankruptcy filing could be required to be returned to the tenant's bankruptcy estate. In any event, it is highly unlikely that a bankrupt or insolvent tenant would pay in full amounts it owes us under its lease. In other circumstances, where a tenant's financial condition has become impaired, we may agree to partially or wholly terminate the lease in advance of the termination date in consideration for a lease termination fee that is likely less than the agreed rental amount. If a lease is rejected by a tenant in bankruptcy, we would have only a general unsecured claim for damages. Any unsecured claim we hold against a bankrupt entity may be paid only to the extent that funds are available and only in the same percentage as is paid to all other holders of unsecured claims. We may recover substantially less than the full value of any unsecured claims, which would harm our financial condition.

Lease defaults or terminations or landlord-tenant disputes may adversely reduce our income from leased properties.

Lease defaults or terminations by one or more of our significant tenants may reduce our revenues unless a default is cured or a suitable replacement tenant is found promptly. In addition, disputes may arise between the landlord and tenant that result in the tenant withholding rent payments, possibly for an extended period. These disputes may lead to litigation or other legal procedures to secure payment of the rent withheld or to evict the tenant. In other circumstances, a tenant may have a contractual right to abate or suspend rent payments. Even without such right, a tenant might determine to do so. Any of these situations may result in extended periods during which there is a significant decline in revenues or no revenues generated by the property. If this were to occur, it could adversely affect our results of operations.

Our leases that are net leases may require us to pay property-related expenses that are not the obligations of our tenants.

Under the terms of our net leases, in addition to satisfying their rent obligations, tenants are responsible for the reimbursement of real estate taxes, insurance and ordinary maintenance and repairs. However, pursuant to other of our leases or leases we may assume or enter into in the future, we are or may be required to pay certain expenses, such as the costs of environmental liabilities, roof and structural repairs, real estate taxes, insurance, certain non-structural repairs and maintenance and other costs and expenses for which tenant reimbursements or other means of recovery are not available. If one or more of our properties incur significant expenses under the terms of the leases, such property, our business, financial condition and results of operations will be adversely affected and the amount of cash available to meet expenses and to make distributions to our stockholders may be reduced.

Net leases may not result in fair market lease rates over time, which could negatively impact our income and reduce the amount of funds available to make distributions to our stockholders.

A significant portion of our rental income is expected to come from net leases, which generally provide the tenant greater discretion in using the leased property than ordinary property leases, such as the right to freely sublease the property, to make alterations in the leased premises and to terminate the lease prior to its expiration under specified circumstances. Furthermore, net leases typically have longer lease terms and, thus, there is an increased risk that contractual rental increases in future years will fail to result in fair market rental rates during those years. As a result, our income and distributions to our stockholders could be lower than they would otherwise be if we did not engage in net leases.

Some of our leases are gross leases, which could expose us to increased operating expenses and reduce the amount of funds available to make distributions to our stockholders.

Under the terms of certain of our leases, the tenants are not responsible for the payment of real estate taxes, insurance and ordinary maintenance and repairs, and the tenant's proportionate share of these expenses are our responsibility. If one or more of our properties incur significant expenses for which we cannot, under the terms of the leases, obtain reimbursement from our tenants, such property, our business, financial condition and results of operations will be adversely affected and the amount of cash available to meet expenses and to make distributions to our stockholders may be reduced.

We could be adversely affected by various facts and events related to our real estate investments over which we have limited or no control.

We could be adversely affected by various facts and events over which we have limited or no control, such as (i) oversupply of space and changes in market rental rates; (ii) economic or physical decline of the areas where the real estate investments are located; and (iii) deterioration of the physical condition of our real estate investments. Negative market conditions or adverse events affecting our existing or potential tenants, or the industries in which they operate, could have an adverse impact on our ability to attract new tenants, re-lease space, collect rent or renew leases, any of which could adversely affect our financial condition.

We may be required to reimburse tenants for overpayments of estimated operating expenses.

Under certain of our leases, tenants pay us as additional rent their proportionate share of the costs we incur to manage, operate and maintain the buildings and properties where they rent space. These leases often limit the types and amounts of expenses we can pass through to our tenants and allow the tenants to audit and contest our determination of the operating expenses they are required to pay. Given the complexity of certain additional rent calculations, tenant audit rights under large portfolio leases can remain unresolved for several years. If as a result of a tenant audit it is determined that we have collected more additional rent than we are permitted to collect under a lease, we must refund the excess amount back to the tenant and, sometimes, also reimburse the tenant for its audit costs. Such unexpected reimbursement payments could materially adversely affect our financial condition and results of operations.

An uninsured loss or a loss that exceeds the policies on our real estate investments could subject us to lost capital or revenue on those properties.

Under the terms and conditions of the leases expected to be in force on our real estate investments, tenants are generally expected to be required to indemnify and hold us harmless from liabilities resulting from injury to persons, air, water, land or property, on or off the premises, due to activities conducted on the real estate investments, except for claims arising from the negligence or intentional misconduct of us or our agents. Additionally, tenants are generally expected to be required, at the tenants' expense, to obtain and keep in full force during the term of the lease, liability and property damage insurance policies. Insurance policies for property damage are generally expected to be in amounts not less than the full replacement cost of the improvements less slab, foundations, supports and other customarily excluded improvements and insure against all perils of fire, extended coverage, vandalism, malicious mischief and special extended perils ("all risk," as that term is used in the insurance industry). Insurance policies are generally expected to be obtained by the tenant providing general liability coverage in varying amounts depending on the facts and circumstances surrounding the tenant and the industry in which it operates. These policies may include liability coverage for bodily injury and property damage arising out of the ownership, use, occupancy or maintenance of the properties and all of their appurtenant areas. To the extent that losses are uninsured or underinsured, we could be subject to lost capital and revenue on those real estate investments.

Acquired real estate investments may not meet projected occupancy.

If the tenants in a real estate investment do not renew or extend their leases or if tenants terminate their leases, the operating results of the real estate investment could be substantially and adversely affected by the loss of revenue and possible increase in operating expenses not reimbursed by the tenants. There can be no assurance that the real estate investments will be substantially occupied at projected rents. We will anticipate a minimum occupancy rate for each Investment, but there can be no assurance that the real estate investments will maintain the minimum occupancy rate or meet our anticipated lease-up schedule. In addition, lease-up of the unoccupied space may be achievable only at rental rates less than those we anticipate.

We could be exposed to environmental liabilities with respect to real estate investments to which we take title.

In the course of our business, and taking title to properties, we could be subject to environmental liabilities with respect to such properties. In such a circumstance, we may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or we may be required to investigate or clean up hazardous or toxic substances or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. If we become subject to significant environmental liabilities, our business, financial condition, liquidity and results of operations could be materially and adversely affected.

Properties may contain toxic and hazardous materials.

Federal, state and local laws impose liability on a landowner for releases or the otherwise improper presence on the premises of hazardous substances. This liability is without regard to fault for, or knowledge of, the presence of such substances. A landowner may be held liable for hazardous materials brought onto the property before it acquired title and for hazardous materials that are not discovered until after it sells the property. Similar liability may occur under applicable state law. If any hazardous materials are found within a real estate investment that are in violation of law at any time, we may be liable for all cleanup costs, fines, penalties and other costs. This potential liability will continue after we sell the real estate investment and may apply to hazardous materials present within the real estate investment before we acquired such real estate investment. If losses arise from hazardous substance contamination which cannot be recovered from a responsible party, the financial viability of that property may be substantially affected. It is possible that we will acquire a real estate investment with known or unknown environmental problems which may adversely affect us.

Properties may contain mold.

Mold contamination has been linked to a number of health problems, resulting in recent litigation by tenants seeking various remedies, including damages and ability to terminate their leases. Originally occurring in residential property, mold claims have recently begun to appear in commercial properties as well. Several insurance companies have reported a substantial increase in mold-related claims, causing a growing concern that real estate owners might be subject to increasing lawsuits regarding mold contamination. No assurance can be given that a mold condition will not exist at one or more of our real estate investments, with the risk of substantial damages, legal fees and possibly loss of tenants. It is unclear whether such mold claims would be covered by the customary insurance policies to be obtained for us.

Significant restrictions on transfer and encumbrance of real estate investments are expected.

The terms of any debt financing for a real estate investment are expected to prohibit the transfer or further encumbrance of that real estate investment or any interest in that real estate investment except with the lender's prior consent, which consent each lender is expected to be able to withhold. The relative illiquidity of the real estate investments may prevent or substantially impair our ability to dispose of a real estate investment at times when it may be otherwise advantageous for us to do so. If we were forced to immediately liquidate some or all of our real estate investments, the proceeds are likely to result in a significant loss, if such a liquidation is possible at all.

We may be subject to the risk of liability and casualty loss as the owner of a real estate investment.

It is expected that we will maintain or cause to be maintained insurance against certain liabilities and other losses for a real estate investment, but the insurance obtained may not cover all amounts or types of loss. There is no assurance that any liability that may occur will be insured or that, if insured, the insurance proceeds will be sufficient to cover the loss. There are certain categories of loss that may be or may become uninsurable or not economically insurable, such as earthquakes, floods and hazardous waste.

Further, if losses arise from hazardous substance contamination that cannot be recovered from a responsible party, the financial viability of the affected real estate investment may be substantially impaired. It is likely that lenders will require a Phase I environmental site assessment to determine the existence of hazardous materials and other environmental problems prior to making a Loan secured by a real estate investment. However, a Phase I environmental site assessment generally does not involve invasive testing but instead is limited to a physical walk through or inspection of a real estate investment and a review of governmental records. It is possible that we will acquire a real estate investment with known or unknown environmental problems that may adversely affect our real estate investments.

Restrictions in a tenant in common agreement related to the Parkway Property may adversely impact our investment in that property.

We own one of our properties, the Parkway Property, with a tenant in common. In connection with our acquisition of the Parkway Property, we entered into the Parkway TIC Agreement. Among other approvals, under the Parkway TIC Agreement, the consent of both tenants in common is required to approve (i) any lease, sublease, deed restriction, or grant of easement of/on all or any portion of the Parkway Property, (ii) any sale or exchange of the Parkway Property, or (iii) any indebtedness or loan, and any negotiation or refinancing thereof, secured by a lien on the Parkway Property. As a result, we may be unable to sell or refinance the property when it would be advantageous to us. While the Parkway TIC Agreement provides that a tenant in common may purchase the undivided interest of the other tenant in common subject to certain rights contained in the Parkway Property TIC Agreement in the event the tenants in common are unable to agree on a decision which requires the consent of both tenants in common, there is no guaranty that we will be able to buyout our tenant in common in a timely manner or at all.

Risks Associated with Debt Financing

We have used and may continue to use mortgage and other debt financing to acquire properties or interests in properties, either for our own portfolio or for our DST Program offerings, and otherwise incur other indebtedness, which increases our expenses, may limit our financial flexibility in the future, and could subject us to the risk of losing properties in foreclosure if our cash flow is insufficient to make loan payments.

We may acquire real properties and other real estate-related investments, including entity acquisitions, by assuming either existing financing secured by the asset or by borrowing new funds. In addition, we may incur or increase our mortgage debt by obtaining loans secured by some or all of our assets to obtain funds to acquire additional investments or to pay distributions to our stockholders.

There is no limit on the amount we may invest in any single property or other asset or on the amount we can borrow to purchase any individual property or other investment. If we mortgage a property and have insufficient cash flow to service the debt, we risk an event of default which may result in our lenders foreclosing on the properties securing the mortgage.

If we cannot repay or refinance loans incurred to purchase our properties or interests therein, then we may lose our interests in the properties secured by the loans we are unable to repay or refinance.

The use of debt may limit our financial flexibility in the future.

Our use of leverage is pursuant to loan agreements with various financial institutions. These loan agreements contain financial covenants that restrict our operations. These financial covenants, as well as any future financial covenants we may enter into through further loan agreements, could inhibit our financial flexibility in the future and prevent distributions to stockholders.

The use of leverage to make real estate investments exposes our investment to additional risk.

As a result of the use of leverage, a decrease in revenues of a leveraged real estate investment may materially and adversely affect that real estate investment's cash flow and, in turn, our ability to make distributions. No assurance can be given that future cash flow of a particular real estate investment will be sufficient to make the debt service payments on any borrowed funds for that real estate investment and also cover operating expenses. If the real estate investment's revenues are insufficient to pay debt service and operating expenses, we would be required to use net income from other real estate investments, working capital or reserves, or seek additional funds. There can be no assurance that additional funds will be available, if needed, or, if such funds are available, that they will be available on terms acceptable to us.

Leveraging a real estate investment allows a lender to foreclose on that real estate investment.

Lenders to a real estate investment, even non-recourse lenders, are expected in all instances to retain the right to foreclose on that real estate investment if there is a default in the loan terms. If this were to occur, we would likely lose our entire investment in that Investment.

High levels of debt or increases in interest rates could increase the amount of our loan payments, which could reduce returns on our DST Program offerings, fee income from our DST Program, and the cash available for distribution to stockholders.

Our policies do not limit us from incurring debt. For purposes of calculating our leverage, we assume full consolidation of all of our real estate investments, whether or not they would be consolidated under GAAP, include assets we have classified as held for sale, and include any joint venture level indebtedness in our total indebtedness.

High debt levels will cause us to incur higher interest charges, resulting in higher debt service payments, and may be accompanied by restrictive covenants. Interest we pay reduces returns to investors in our DST Program offerings, making such offerings less competitive with other investment opportunities and, in turn, cash available for distribution to stockholders. Additionally, with respect to our variable rate debt, increases in interest rates increase our interest costs, which reduces our cash flow and our ability to make distributions to you. In addition, if we need to repay existing debt during periods of rising interest rates, we could be required to liquidate one or more of our investments in properties at times which may not permit realization of the maximum return on such investments and could result in a loss. In addition, if we are unable to service our debt payments, our lenders may foreclose on our interests in the real property that secures the loans we have entered into.

High mortgage rates may make it difficult for us to finance or refinance properties, which could reduce the number of properties we can acquire, our cash flow from operations and the amount of cash distributions we can make.

Our ability to acquire properties or to make capital improvements to or remodel properties may depend on our ability to obtain debt or equity financing from third parties or the sellers of properties. If mortgage debt is unavailable at reasonable rates, we may not be able to finance the purchase of properties. If we place mortgage debt on properties, we run the risk of being unable to refinance the properties when the debt becomes due or of being unable to refinance on favorable terms. If interest rates are higher when we refinance the properties, our income could be reduced. We may be unable to refinance properties. If any of these events occur, our cash flow would be reduced. This, in turn, would reduce cash available for distribution to you and may hinder our ability to raise capital by issuing more stock or borrowing more money.

Lenders may require us to enter into restrictive covenants relating to our operations, which could limit our ability to make distributions to you.

When providing financing, a lender may impose restrictions on us that affect our distribution and operating policies and our ability to incur additional debt. Loan documents we enter into may contain covenants that limit our ability to further mortgage the property or discontinue insurance coverage. These or other limitations may limit our flexibility and prevent us from achieving our operating plans.

Failure to maintain certain financial thresholds could trigger cash management controls and adversely affect our liquidity.

Our property-level mortgage loans may contain provisions requiring our Company to maintain minimum financial thresholds, and failure to satisfy these requirements may constitute a "Trigger Event" under the applicable loan documents. Upon the occurrence of a Trigger Event, the lender may require the establishment of a cash management account into which all rents and other property revenues are deposited and subject to lender control until the Trigger Event is cured, which could restrict our access to cash flow from the property, reduce our operating flexibility, and adversely affect our liquidity. If the underlying condition is not timely remedied, the lender may exercise additional rights and remedies, including the potential declaration of an event of default, which could result in foreclosure or other adverse consequences that could materially affect our financial condition and results of operations.

Our ability to obtain financing on reasonable terms would be impacted by negative capital market conditions.

Domestic and international financial markets continue to have volatility and uncertainty. Although this condition occurred initially within the "subprime" single-family mortgage lending sector of the credit market, liquidity has tightened in overall financial markets, including the investment grade debt and equity capital markets. Consequently, there is greater uncertainty regarding our ability to access the credit market in order to attract financing on reasonable terms. Investment returns on our assets and our ability to make acquisitions could be adversely affected by our inability to secure financing on reasonable terms, if at all.

Some of our mortgage loans may have "due on sale" provisions, which may impact the manner in which we acquire, sell and/or finance our properties.

In purchasing properties subject to financing, we may obtain financing with "due-on-sale" and/or "due-on-encumbrance" clauses. Due-on-sale clauses in mortgages allow a mortgage lender to demand full repayment of the mortgage loan if the borrower sells the mortgaged property. Similarly, due-on-encumbrance clauses allow a mortgage lender to demand full repayment if the borrower uses the real estate securing the mortgage loan as security for another loan. In such event, we may be required to sell our properties on an all-cash basis, which may make it more difficult to sell the property or reduce the selling price.

Lenders may be able to recover against our other real estate investments under our mortgage loans.

In financing our acquisitions, we will seek to obtain secured nonrecourse loans. However, only recourse financing may be available, in which event, in addition to the real estate investment securing the loan, the lender would have the ability to look to our other assets for satisfaction of the debt if the proceeds from the sale or other disposition of the real estate investment securing the loan are insufficient to fully repay it. Also, in order to facilitate the sale of a real estate investment, we may allow the buyer to purchase the real estate investment subject to an existing loan whereby we remain responsible for the debt.

If we are required to make payments under any "bad boy" carve-out guaranties that we may provide in connection with certain mortgages and related loans, our business and financial results could be materially adversely affected.

In obtaining certain nonrecourse loans, including for loans encumbered by properties held through our DST Program, we may provide standard carve-out guaranties. These guaranties are only applicable if and when the borrower directly, or indirectly through agreement with an affiliate, joint venture partner or other third party, voluntarily files a bankruptcy or similar liquidation or reorganization action or takes other actions that are fraudulent or improper (commonly referred to as "bad boy" guaranties). Although we believe that "bad boy" carve-out guaranties are not guaranties of payment in the event of foreclosure or other actions of the foreclosing lender that are beyond the borrower's control, some lenders in the real estate industry have recently sought to make claims for payment under such guaranties. In the event such a claim were made against us under a "bad boy" carve-out guaranty following foreclosure on mortgages or related loan, and such claim were successful, our business and financial results could be materially adversely affected.

Interest-only indebtedness may increase our risk of default and ultimately may reduce our funds available for distribution to our stockholders.

We may finance our property acquisitions using interest-only mortgage indebtedness. During the interest-only period, the amount of each scheduled payment will be less than that of a traditional amortizing mortgage loan. The principal balance of the mortgage loan will not be reduced (except in the case of prepayments) because there are no scheduled monthly payments of principal during this period. After the interest-only period, we will be required either to make scheduled payments of amortized principal and interest or to make a lump-sum or "balloon" payment at maturity. These required principal or balloon payments will increase the amount of our scheduled payments and may increase our risk of default under the related mortgage loan. If the mortgage loan has an adjustable interest rate, the amount of our scheduled payments also may increase at a time of rising interest rates. Increased payments and substantial principal or balloon maturity payments will reduce the funds available for distribution to our stockholders because cash otherwise available for distribution will be required to pay principal and interest associated with these mortgage loans.

We may enter into derivative or hedging contracts that could expose us to contingent liabilities and certain risks and costs in the future.

Part of our investment strategy may involve entering into derivative or hedging contracts that could require us to fund cash payments in the future under certain circumstances, such as the early termination of the derivative agreement caused by an event of default or other early termination event, or the decision by a counterparty to request margin securities it is contractually owed under the terms of the derivative contract. The amount due would be equal to the unrealized loss of the open swap positions with the respective counterparty and could also include other fees and charges. These economic losses would be reflected in our financial results of operations, and our ability to fund these obligations will depend on the liquidity of our assets and access to capital at the time, and the need to fund these obligations could adversely impact our financial condition and results of operations.

Further, the cost of using derivative or hedging instruments increases as the period covered by the instrument increases and during periods of rising and volatile interest rates. We may increase our derivative or hedging activity and thus increase our related costs during periods when interest rates are volatile or rising and hedging costs have increased.

In addition, hedging instruments involve risk since they often are not traded on regulated exchanges, guaranteed by an exchange or its clearing house, or regulated by any U.S. or foreign governmental authorities. Consequently, in many cases, there are no requirements with respect to record keeping, financial responsibility or segregation of customer funds and positions. Furthermore, the enforceability of agreements underlying derivative transactions may depend on compliance with applicable statutory and commodity and other regulatory requirements and, depending on the identity of the counterparty, applicable international requirements. The business failure of a hedging counterparty with whom we enter into a hedging transaction will most likely result in a default. Default by a party with whom we enter into a hedging transaction may result in the loss of unrealized profits and force us to cover our resale commitments, if any, at the then current market price. Although generally we will seek to reserve the right to terminate our hedging positions, it may not always be possible to dispose of or close out a hedging position without the consent of the hedging counterparty, and we may not be able to enter into an offsetting contract in order to cover our risk. We cannot be assured that a liquid secondary market will exist for hedging instruments purchased or sold, and we may be required to maintain a position until exercise or expiration, which could result in losses.

Interest rates might increase, which may impact our borrowing activities.

As of December 31, 2025, the interest-rate environment remains elevated and uncertain. The Federal Reserve has signaled a higher-for-longer stance to continue addressing inflation, and policy guidance suggests higher rates could persist longer than pre-pandemic norms. This environment increases the cost of debt financing for the Company, affecting property acquisitions, developments, and refinancing of maturing debt. Higher borrowing costs may constrain growth and the pace of new investments for our DST Program. Elevations in cap rates in many markets can pressure asset valuations and, by extension, net asset value (NAV) calculations. Ongoing rate volatility may impact investor sentiment and capital flows, influencing access to capital and overall market confidence in the Company. The ongoing interest rate uncertainty may affect investor sentiment towards the Company and its DST Program, potentially leading to difficulties attracting capital to our DST Program offerings, and capital outflows as investors seek alternative investment opportunities with better risk-adjusted returns.

We are exposed to the impact of interest rate changes primarily through our borrowing activities. To limit this exposure, we attempt to obtain mortgage financing on a long-term, fixed-rate basis. However, from time to time, we may obtain variable-rate mortgage loans and, as a result, may enter into interest rate cap agreements that limit the effective borrowing rate of variable-rate debt obligations while allowing participants to share in downward shifts in interest rates. These interest rate caps are derivative instruments designated as cash flow hedges on the forecasted interest payments on the debt obligation. Our objective in using interest rate caps is to limit our exposure to interest rate movements.

We may use floating rate, interest-only or short-term loans to acquire real estate investments.

We have the right, in our sole discretion, to negotiate any debt financing, including obtaining (i) interest-only, (ii) floating rate and/or (iii) short-term loans to acquire real estate investments. If we obtain floating rate loans, the interest rate would not be fixed but would float with an established index (probably at higher interest rates in the future). No principal would be repaid on interest-only loans. Finally, we would be required to refinance short-term loans at the end of a relatively short period. No assurance can be given that we would be able to refinance with fixed-rate permanent loans in the future, on favorable terms or at all, to refinance the short-term loans. In addition, no assurance can be given that the terms of such future loans to refinance the short-term loans would be favorable to our company.

Lenders may have approval rights with respect to an encumbered real estate investment.

A lender to a real estate investment will likely have numerous other rights, which may include the right to approve any change in the property manager for a particular real estate investment.

Availability of financing and market conditions will affect the success of our company.

Market fluctuations in real estate financing may affect the availability and cost of funds needed in the future for real estate investments. In addition, credit availability has been restricted in the past and may become restricted again in the future. Restrictions upon the availability of real estate financing or high interest rates for real estate loans could adversely affect real estate investments and our ability to execute our investment goals.

Risks Related to our REIT Status Through December 31, 2025

If we failed to remain qualified as a REIT for those years we elected REIT status, we would be subject to higher taxes and have reduced cash available for stockholders.

We elected to be taxed as a REIT for federal income tax purposes beginning with our taxable year ended December 31, 2017 through our taxable year ended December 31 2025. We believe that we have operated in a manner qualifying us as a REIT for such taxable years. However, we cannot assure you that we successfully qualified as a REIT for such taxable years.

If we failed to qualify as a REIT in any such taxable year, we will face serious tax consequences that will substantially reduce the funds available for distributions to our stockholders because:

· we would not be able to deduct dividends paid to stockholders in computing our taxable income and would be subject to U.S. federal income tax at regular corporate rates; and
· we could be subject to possible increased state and local taxes.

As a result of all these factors, our failure to have qualified as a REIT could impair our ability to expand our business and raise capital, and it would adversely affect the value of our common stock.

The prohibited transactions tax may subject us to tax on our gain from sales of property during those years we elected REIT status.

A REIT's net income from prohibited transactions is subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property other than foreclosure property, held primarily for sale to customers in the ordinary course of business. Although we believe we acquired and held all of our assets as investments and not for sale to customers in the ordinary course of business, the IRS may assert that we are subject to the prohibited transaction tax equal to 100% of net gain upon a disposition of real property that we made in a year that we elected REIT status. Although a safe harbor to the characterization of the sale of real property by a REIT as a prohibited transaction is available, not all of our prior property dispositions qualified for the safe harbor or we cannot guarantee that we have avoided owning property that may be characterized as held primarily for sale to customers in the ordinary course of business.

We may be subject to adverse legislative or regulatory tax changes that could reduce the market price of our common stock.

At any time, the U.S. federal income tax laws governing corporations or the administrative interpretations of those laws may be amended. We cannot predict when or if any new U.S. federal income tax law, regulation or administrative interpretation, or any amendment to any existing U.S. federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective and any such law, regulation, or interpretation may take effect retroactively. We and our stockholders could be adversely affected by any such change in the U.S. federal income tax laws, regulations or administrative interpretations.

Additionally, our properties are generally subject to real property and personal property taxes. These taxes may increase as tax rates change and as the properties are assessed or reassessed by taxing authorities. Any increase in property taxes on our properties could have a material adverse effect on our revenues and results of operations.

If our Operating Partnership failed to qualify as a partnership for federal income tax purposes, we would cease to qualify as a REIT for those years that we elected REIT status and suffer other adverse consequences.

We believe that our Operating Partnership will be treated as a partnership for federal income tax purposes. As a partnership, our Operating Partnership will not be subject to federal income tax on its income. Instead, each of its partners, including us, will be allocated, and may be required to pay tax with respect to, its share of our Operating Partnership's income. We cannot assure you, however, that the IRS will not challenge the status of our Operating Partnership or any other subsidiary partnership in which we own an interest as a partnership for federal income tax purposes, or that a court would not sustain such a challenge. If the IRS were successful in treating our Operating Partnership or any such other subsidiary partnership as an entity taxable as a corporation for federal income tax purposes, we would fail to meet the gross income tests and certain of the asset tests applicable to REITs and, accordingly, we would likely fail to qualify as a REIT for those taxable years where we elected to be taxed as a REIT. Also, the failure of our Operating Partnership or any subsidiary partnerships to qualify as a partnership could cause it to become subject to federal and state corporate income tax, which would reduce significantly the amount of cash available for debt service and for distribution to its partners, including us.

Risks Related to our Organization, Operations and Internal Controls

We may incur losses as a result of ineffective risk management processes and strategies.

We seek to monitor and control our risk exposure through a risk and control framework encompassing a variety of separate but complementary financial, credit, operational, compliance and legal reporting systems, internal controls, management review processes and other mechanisms. While we employ a broad and diversified set of risk monitoring and risk mitigation techniques, those techniques and the judgments that accompany their application cannot anticipate every economic and financial outcome or the specifics and timing of such outcomes. Thus, we may, in the course of our activities, incur losses due to these risks.

We are dependent on information systems and third parties, and systems failures, including as a result of cybersecurity threats, could significantly disrupt our business, which may, in turn, negatively affect the market price of our common stock and our ability to make distributions to our stockholders.

Our business is dependent on communications and information systems, some of which are provided by third parties. Any failure or interruption of our systems, including as a result of cybersecurity threats, could cause delays or other problems, which could have a material adverse effect on our operating results and negatively affect the market price of our common stock and our ability to make distributions to our stockholders.

As of December 31, 2025, we are not aware of any risks from cybersecurity threats, including as a result of any cybersecurity incidents, which have materially affected or are reasonably likely to materially affect our company, including our business strategy, results of operations, or financial condition, but we cannot provide assurance that they will not be materially affected in the future by such risks or any future material incidents. Attacks are increasingly sophisticated and increasing in volume, and attackers respond rapidly to changes in defensive measures. Accordingly, risks related to a cybersecurity event, including litigation and enforcement risks, are elevated due to the dynamic nature and sophistication and frequency of these threats. For further information on our cybersecurity, see "Item 1C-Cybersecurity."

If we are unable to maintain effective internal control over financial reporting in the future, our ability to produce accurate financial statements could be impaired, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock may decline.

We are subject to the information and reporting requirements of the Securities Exchange Act of 1934 (the "Exchange Act"), as amended, and file periodic reports (Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K), proxy statements and other information with the Securities and Exchange Commission. As a publicly reporting company, we are required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. We are also required to establish and maintain effective disclosure controls. In addition, we are required to furnish a report by management on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.

We may discover deficiencies with our internal controls that require improvements, and we will be exposed to potential risks from legislation requiring companies to evaluate controls under Section 404 of the Sarbanes-Oxley Act of 2002.

It may be time consuming, difficult and costly for us to implement and maintain the additional internal controls, processes and reporting procedures required by the Sarbanes-Oxley Act. Currently, as a small company, we maintain our internal controls through a segregation of duties between our executive officers. Our current officers and directors have limited experience in management of a publicly reporting company. This may be inadequate to have internal controls as we will rely heavily on direct management oversight of transactions, along with the use of external legal and accounting professionals. We may need to hire additional financial reporting, internal auditing and other finance staff in order to implement and maintain appropriate additional internal controls, processes and reporting procedures.

If we fail to comply in a timely manner with the requirements of Section 404 of the Sarbanes-Oxley Act regarding internal control over financial reporting or to remedy any material weaknesses in our internal controls that we may identify, such failure could result in material misstatements in our financial statements, cause investors to lose confidence in our reported financial information and have a negative effect on the trading price of our common stock.

Pursuant to Section 404 of the Sarbanes-Oxley Act and current SEC regulations, we are required to prepare assessments regarding internal controls over financial reporting and, furnish a report by our management on our internal control over financial reporting. We are not required to obtain the auditor attestation of management's evaluation of internal controls over financial reporting because we are a smaller reporting company.

This process of internal control evaluation and testing is likely to result in increased general and administrative expenses and may shift management time and attention from revenue-generating activities to compliance activities. While our management expects to expend significant resources in an effort to complete this important project, there can be no assurance that we will be able to achieve our objective on a timely basis. If it is determined that we are not in compliance with Section 404, we may be required to implement new internal control procedures and re-evaluate our financial reporting. Failure to maintain an effective internal control environment or complete our Section 404 certifications could have a material adverse effect on our ability to comply with our periodic reporting obligations under the Exchange Act and on our stock price.

In addition, in connection with our on-going assessment of the effectiveness of our internal control over financial reporting, we may discover a "material weaknesses" in our internal controls as defined in standards established by the Public Company Accounting Oversight Board (the "PCAOB"). A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The PCAOB defines "significant deficiency" as a deficiency that results in more than a remote likelihood that a misstatement of the financial statements that is more than inconsequential will not be prevented or detected.

In the event that a material weakness is identified, we would be required to adopt and implement policies and procedures to address such material weaknesses. We may also need to employ additional qualified personnel to assist us in these efforts. The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. We cannot assure you that the measures we will take will remediate any material weaknesses that we may identify or that we will implement and maintain adequate controls over our financial process and reporting in the future.

We are required to make a number of judgments in applying accounting policies, and different estimates and assumptions in the application of these policies could result in changes to our reporting of financial condition and results of operations.

Various estimates are used in the preparation of our financial statements, including estimates related to asset and liability valuations (or potential impairments) and various receivables. Often these estimates require the use of market data values that may be difficult to assess, as well as estimates of future performance or receivables collectability that may be difficult to accurately predict. While we have identified those accounting policies that are considered critical and have procedures in place to facilitate the associated judgments, different assumptions in the application of these policies could result in material changes to our financial condition and results of operations.

Maryland law may limit the ability of a third party to acquire control of us.

The Maryland General Corporation Law (the "MGCL") provides protection for Maryland corporations against unsolicited takeovers by limiting, among other things, the duties of the directors in unsolicited takeover situations. The duties of directors of Maryland corporations do not require them to:

- accept, recommend or respond to any proposal by a person seeking to acquire control of the corporation;

- authorize the corporation to redeem any rights under, or modify or render inapplicable, any stockholder rights plan;

- make a determination under the Maryland Business Combination Act; or

- act or fail to act solely because of the effect the act or failure to act may have on an acquisition or potential acquisition of control of the corporation or the amount or type of consideration that may be offered or paid to the stockholders in an acquisition.

Moreover, under the MGCL, the act of a director of a Maryland corporation relating to or affecting an acquisition or potential acquisition of control is not subject to any higher duty or greater scrutiny than is applied to any other act of a director. The MGCL also contains a statutory presumption that an act of a director of a Maryland corporation satisfies the applicable standards of conduct for directors under the MGCL.

The MGCL also provides that unless exempted, certain Maryland corporations may not engage in business combinations, including mergers, dispositions of 10% or more of its assets, certain issuances of shares of stock and other specified transactions, with an "interested stockholder" or an affiliate of an interested stockholder for five years after the most recent date on which the interested stockholder became an interested stockholder, and thereafter unless specified criteria are met. An interested stockholder is generally a person owning or controlling, directly or indirectly, 10% or more of the voting power of the outstanding stock of the Maryland corporation, unless the stock had been obtained in a transaction approved by its board of directors. These and other provisions of the MGCL could have the effect of delaying, deferring or preventing a proxy contest, tender offer, merger or other change in control, which may have a material adverse effect on our business, financial condition and results of operations.

We may utilize artificial intelligence, which could expose us to liability and affect our business.

We use, or may in the future use, artificial intelligence, generative artificial intelligence, machine learning and similar tools and technologies (collectively, "AI") in connection with our business. The use of AI is still a relatively new and emerging technology, and the introduction and incorporation of AI may exposes us to additional risks, such as damage to our reputation, competitive position, and business, legal and regulatory risks and additional costs. For example, AI algorithms and machine learning methods may contain flaws, raising ethical and legal concerns, such as unintentional bias in credit decisions. Additionally, the complexity and fast-paced evolution of AI present significant challenges, especially as we compete with other companies in this space. We may not always succeed in identifying or resolving problems before they emerge. AI-related challenges, including potential government regulations, flaws, or other deficiencies, could further complicate our efforts and adversely affect our business.

Our use of social media presents risks.

Our use of social media could cause us to suffer brand damage or unintended information disclosure. Negative posts or communications about us on a social networking website could damage our reputation. Further, employees or others may disclose non-public information regarding us or our business or otherwise make negative comments regarding us on social networking or other websites, which could adversely affect our business and results of operations. As social media evolves, we will be presented with new risks and challenges.

Risks Related to our Financial Condition

We have experienced losses in the past, and we may experience similar losses in the future.

From inception of our company through December 31, 2025, we had a cumulative net loss of $32,389,118. Our losses can be attributed, in part, to our initial start-up costs, our high corporate general and administrative expenses relative to the size of our portfolio, impairment of assets held for sale, and management restructuring expenses. In addition, acquisition costs, depreciation and amortization expenses and impairment losses substantially reduced our income. We cannot assure you that, in the future, we will be profitable or that we will realize growth in the value of our assets.

Rates of distribution to you will not necessarily be indicative of our operating results. If we make distributions from sources other than our cash flows from operations or earnings, we will have fewer funds available for the acquisition of properties and your overall return may be reduced.

Our organizational documents permit us to make distributions from any source, including offerings of our securities. We may fund distributions with borrowings and the sale of assets to the extent distributions exceed our earnings or cash flows from operations. Our policy is generally to pay distributions from cash flow from operations; however, to the extent we fund distributions from sources other than cash flow from operations, such distributions may constitute a return of capital and we will have fewer funds available for the acquisition of properties and your overall return may be reduced. Further, to the extent distributions exceed our earnings and profits, a stockholder's basis in our stock will be reduced and, to the extent distributions exceed a stockholder's basis, the stockholder will be required to recognize capital gain.

The availability and timing of cash distributions is uncertain.

Our Board will determine the amount and timing of any distributions. In making such determinations, our directors will consider all relevant factors, including the amount of cash available for distribution, capital expenditures, general operational requirements and applicable law.

We intend over time to make regular quarterly distributions to holders of shares of our common stock. However, we bear all expenses incurred by our operations, and the funds generated by operations, after deducting these expenses, may not be sufficient to cover desired levels of distributions to stockholders. In addition, our Board, in its discretion, may retain any portion of such cash for working capital. We cannot predict the amount of distributions we may make, maintain or increase over time.

There are many factors that can affect the availability and timing of cash distributions to stockholders. Because we may receive rents and income from our properties at various times during our fiscal year, distributions paid may not reflect our income earned in that particular distribution period. The amount of cash available for distribution will be affected by many factors, including without limitation, the amount of income we will earn from investments in target assets, the amount of its operating expenses and many other variables. Actual cash available for distribution may vary substantially from our expectations.

While we intend to fund the payment of quarterly distributions to holders of shares of our common stock entirely from distributable cash flows, we may fund quarterly distributions to its stockholders from a combination of available net cash flows, equity capital and proceeds from borrowings. In the event we are unable to consistently fund future quarterly distributions to stockholders entirely from distributable cash flows, the value of our common stock may be negatively impacted.

We do not have guaranteed cash flow.

There can be no assurance that cash flow or profits will be generated by our real estate investments. If our real estate investments do not generate the anticipated amount of cash flow, we may not be able to pay the anticipated distributions to our stockholders without making such distributions from reserves.

Risks Related to our Public Company Status and Ownership of our Common Stock

Future sales of shares of our common stock in the public market or the issuance of other equity may adversely affect the market price of our common stock.

Sales of a substantial number of shares of our common stock or other equity-related securities in the public market could depress the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities. We cannot predict the effect that future sales of our common stock or other equity-related securities would have on the market price of our common stock.

The market price of our common stock may be volatile, which could result in substantial losses for investors who purchase our shares; and the volatility in the stock prices of other companies may contribute to volatility in our stock price.

Our common stock has experienced price and volume fluctuations and may continue to experience volatility in the future. You may not be able to sell your shares quickly or at the latest market price if trading in our stock is not active or the volume is low. Some of the factors that may cause the market price of our common stock to fluctuate include:

· regulatory or legal developments;
· the recruitment or departure of key personnel;
· the level of expenses related to our business or to comply with changing laws, including in relation to environmental laws;
· actual or anticipated changes in estimates as to financial results or recommendations by securities analysts;
· announcement or expectation of additional financing efforts;
· sales of our common stock by us, our insiders, or other stockholders;
· variations in our financial results or those of companies that are perceived to be similar to us;
· changes in estimates or recommendations by securities analysts, if any, that cover our stock; and
· general economic, industry, and market conditions.

In recent years, the stock market has experienced significant price and volume fluctuations and depressions that have often been unrelated or disproportionate to changes in the operating performance of the companies whose stock is experiencing those price and volume fluctuations. Broad market and industry factors may seriously affect the market price of our common stock regardless of our actual operating performance. Following periods of such volatility in the market price of a company's securities, securities class action litigation has often been brought against that company. Because of the potential volatility of our stock price, we may become the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management's attention and resources from our business.

Compliance with changing regulation of corporate governance and public disclosure may result in additional expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), the Dodd-Frank Wall Street Reform and Consumer Protection Act, new Securities and Exchange Commission ("SEC") regulations and stock exchange rules and state blue sky laws, regulations and filing requirements, are creating uncertainty for companies such as ours. These new or changed laws, regulations, and standards are subject to varying interpretations, in many cases due to their lack of specificity. As a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We are committed to maintaining high standards of corporate governance and public disclosure. As a result, our efforts to comply with evolving laws, regulations, and standards have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

We will continue to incur costs as a result of operating as a public company and our management is required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, we incur significant legal, accounting and other expenses. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the Nasdaq Capital Market and other applicable securities rules and regulations impose various requirements on public companies. Our management and other personnel devote a substantial amount of time to comply with these requirements. Moreover, new rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that any new rules and regulations may make it more difficult and more expensive for us to obtain directors' and officers' liability insurance, which could make it more difficult for us to attract and retain qualified members of our Board. We cannot predict or estimate the amount of additional costs we may incur as a public company in the future or the timing of such costs.

An increase in market interest rates may have an adverse effect on the market price of our common stock and our ability to make distributions to its stockholders.

One of the factors that investors may consider in deciding whether to buy or sell shares of our common stock is our distribution rate as a percentage of our share price, relative to market interest rates. If market interest rates increase, prospective investors may demand a higher distribution rate on shares of common stock or seek alternative investments paying higher distributions or interest. As a result, interest rate fluctuations and capital market conditions can affect the market price of shares of our common stock. For instance, if interest rates rise without an increase in our distribution rate, the market price of shares of our common stock could decrease because potential investors may require a higher distribution yield on shares of our common stock as market rates on interest-bearing instruments such as bonds rise. In addition, to the extent we have variable rate debt, rising interest rates would result in increased interest expense on our variable rate debt, thereby adversely affecting our cash flow and its ability to service our indebtedness and make distributions to our stockholders.

We may not be able to satisfy listing requirements of the Nasdaq Capital Market to maintain a listing of our common stock.

We must meet certain financial and liquidity criteria to maintain the listing of our common stock on the Nasdaq Capital Market. If we fail to comply with any of the continued listing standards of the Nasdaq Capital Market, our common stock may be subject to delisting. In addition, our board may determine that the cost of maintaining our listing on a national securities exchange outweighs the benefits of such listing. A delisting of our common stock from the Nasdaq Capital Market may materially impair our stockholders' ability to buy and sell our common stock and could have an adverse effect on the market price of, and the efficiency of the trading market for, our common stock. In addition, the delisting of our common stock could significantly impair our ability to raise capital.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us and our business. If few analysts commence coverage of us, or if analysts cease coverage of us, the trading price for our common stock would be negatively affected. If one or more of the analysts who cover us downgrade our common stock or publish inaccurate or unfavorable research about our business, the price for our common stock would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our common stock could decrease, which might cause the price and trading volume for our common stock to decline.

A possible "short squeeze" due to a sudden increase in demand of our common stock that largely exceeds supply may lead to further price volatility in our common stock.

Investors may purchase our common stock to hedge existing exposure in our common stock or to speculate on the price of our common stock. Speculation on the price of our common stock may involve long and short exposures. To the extent aggregate short exposure exceeds the number of shares of our common stock available for purchase in the open market, investors with short exposure may have to pay a premium to repurchase our common stock for delivery to lenders of our common stock. Those repurchases may in turn, dramatically increase the price of our common stock until investors with short exposure are able to purchase additional common shares to cover their short position. This is often referred to as a "short squeeze." A short squeeze could lead to volatile price movements in our common stock that are not directly correlated to the performance or prospects of our company and once investors purchase the shares of common stock necessary to cover their short position the price of our common stock may decline.

Risks Related to our Organization and Structure

Our charter permits our Board to issue stock with terms that may subordinate the rights of our common stockholders or discourage a third party from acquiring us in a manner that could result in a premium price to our stockholders.

Our Board may amend our charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue and may classify or reclassify any unissued common stock or preferred stock into other classes or series of stock and establish the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption of any such stock. Our Board could also authorize the issuance of up to 250,000,000 shares of preferred stock with terms and conditions that could have priority as to distributions and amounts payable upon liquidation over the rights of the holders of our common stock. Such preferred stock could also have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price to holders of our common stock.

We may change our investment strategy and operational policies without stockholder consent.

We may change our investment and operational policies, including our policies with respect to investments, acquisitions, growth, operations, indebtedness, capitalization and distributions, at any time without the consent of our stockholders, which could result in our making investments that are different from, and possibly riskier than, the types of investments described in this filing. A change in our investment strategy may increase our exposure to interest rate risk, default risk and real estate market fluctuations, all of which could adversely affect our ability to make distributions. For example, our charter provided our Board the ability to authorize us to revoke or otherwise terminate our REIT election, without the approval of our stockholders, if it determined that it was no longer in our best interests to qualify as a REIT. Our Board made that determination and revoked our election to be taxed as a REIT, effective January 1, 2026, without any notice or consent from our stockholders. These (and similar) changes could materially adversely affect our business, financial condition and results of operations and our ability to pay dividends to our stockholders. Any such change may increase our exposure to the risks described herein or expose us to new risks that are not currently contemplated.

If we are unable to retain or obtain key personnel, our ability to implement our investment strategies could be hindered, which could reduce our ability to make distributions and adversely affect the trading price of our common stock.

Our success depends to a significant degree upon the contributions of certain of our officers and our other personnel. If any of our key personnel were to terminate their employment with us, our operating results could suffer. Further, we do not have and do not intend to maintain key person life insurance that would provide us with proceeds in the event of death or disability of any of our key personnel. Moreover, we believe our future success depends upon our ability to hire and retain experienced managerial, operational and marketing personnel. Competition for such personnel is intense, and we cannot assure you that we will be successful in attracting and retaining such personnel or that we will not need to incur additional expense to attract and retain such personnel. If we lose or are unable to obtain the services of key personnel, our ability to implement our investment strategies could be delayed or hindered, and the trading price of our common stock may be adversely affected.

Our Operating Partnership may issue additional OP Units to third parties without the consent of our stockholders, which would reduce our ownership percentage in our Operating Partnership and would have a dilutive effect on the amount of distributions made to us by our Operating Partnership and, therefore, the amount of distributions we can make to our stockholders.

As of the date of this Annual Report on Form 10-K, we are the sole general partner of our Operating Partnership and own, directly or through subsidiaries, approximately 63.8% of the outstanding OP Units. We may, in connection with our acquisition of properties or otherwise, cause our operating partnership to issue additional OP Units to third parties. Such issuances would reduce our ownership percentage in our Operating Partnership and affect the amount of distributions made to us by our Operating Partnership and, therefore, the amount of distributions we can make to our stockholders. Because our stockholders will not directly own any interest in our Operating Partnership, our stockholders will not have any voting rights with respect to any such issuances or other partnership level activities of our Operating Partnership.

Conflicts of interest may exist or could arise in the future between the interests of our stockholders and the interests of holders of OP Units, which may impede business decisions that could benefit our stockholders.

Conflicts of interest may exist or could arise in the future as a result of the relationships between us and our affiliates, on the one hand, and our Operating Partnership or any partner thereof, on the other. Our directors and officers have duties to our company under Maryland law in connection with their management of our company. At the same time, we, as the general partner of Operating Partnership, have fiduciary duties and obligations to our operating partnership and its limited partners under Delaware law and the partnership agreement of our Operating Partnership in connection with the management of our Operating Partnership. Our fiduciary duties and obligations as the general partner of our Operating Partnership may come into conflict with the duties of our directors and officers to our company.

The partnership agreement provides that, in the event of a conflict between the interests of our Operating Partnership or any partner, on the one hand, and the separate interests of our company or our stockholders, on the other hand, we, in our capacity as the general partner of our Operating Partnership, are under no obligation not to give priority to the separate interests of our company or our stockholders, and that any action or failure to act on our part or on the part of our directors that gives priority to the separate interests of our company or our stockholders that does not result in a violation of the contract rights of the limited partners of our Operating Partnership under its partnership agreement does not violate the duty of loyalty that we, in our capacity as the general partner of our Operating Partnership, owe to the Operating Partnership and its partners.

Additionally, the partnership agreement provides that we will not be liable to our Operating Partnership or any partner for monetary damages for losses sustained, liabilities incurred or benefits not derived by our Operating Partnership or any limited partner, if we acted in good faith.

Risks Related to Macroeconomic and Market Factors

Actual and perceived changes in U.S. trade policies, including changes to existing trade agreements and heightened global trade tensions may have a material adverse effect on our business, results of operations and financial condition.

Changes in international trade policies, including the imposition of tariffs, duties, import taxes, or other trade restrictions by the United States or foreign governments, could adversely impact the operations of our retail tenants. Our tenants could source a substantial portion of their merchandise, raw materials, or manufacturing services from foreign countries. The imposition of new or increased tariffs on these goods, or retaliatory measures from trading partners, and the ensuing economic uncertainty of these measures, could increase costs for these tenants, potentially reducing their profitability and operational flexibility. Increased costs may not be fully passed on to consumers, which could lead to lower sales volumes, compressed margins, and in some cases, store closures or bankruptcy filings. If a significant number of our tenants experience financial distress or reduce their physical retail presence, this could negatively affect our occupancy rates, rental income, and cash flows.

Inflation may adversely affect our financial condition and results of operations.

Our leases generally require our tenants to reimburse us for a substantial portion of our CAM expenses. This significantly reduces our exposure to increases in costs and operating expenses resulting from inflation or other outside factors. Although inflation has not materially impacted our results of operations in the recent past, increased inflation could have a more pronounced negative impact on any variable rate debt we incur in the future and on our results of operations. During times when inflation is greater than increases in rent, the contracted rent increases called for under our leases may be unable to keep pace with the rate of inflation. Likewise, while triple-net leases will generally reduce our exposure to rising property expenses resulting from inflation, substantial inflationary pressures and increased costs may have an adverse impact on our tenants, which may adversely affect the ability of our tenants to pay rent.

Disruptions in the financial markets and uncertain economic conditions could adversely affect market rental rates, commercial real estate values, hotel revenues and our ability to secure debt financing, service future debt obligations, or pay distributions to stockholders.

Volatility in global markets and changing political environments can cause fluctuations in the performance of the U.S. commercial real estate markets. Economic slowdowns of large economies outside the United States are likely to negatively impact growth of the U.S. economy. Political uncertainties both home and abroad may discourage business investment in real estate and other capital spending. Possible future declines in rental rates and expectations of future rental concessions, including free rent to renew tenants early, or to retain tenants who are up for renewal or to attract new tenants may result in decreases in our cash flows from our retail and flex properties. Management continuously reviews our investment and debt financing strategies to optimize our portfolio and the cost of our debt exposure.

The debt market remains sensitive to the macro-economic environment, such as Federal Reserve policy, market sentiment or regulatory factors affecting the banking and commercial mortgage-backed securities ("CMBS") industries. We may experience more stringent lending criteria, which may affect our ability to finance certain property acquisitions or refinance any debt at maturity. Additionally, for properties for which we are able to obtain financing, the interest rates and other terms on such loans may be unacceptable. We expect to manage the current mortgage lending environment by considering alternative lending sources, including but not limited to securitized debt, fixed rate loans, short-term variable rate loans, assumed mortgage loans in connection with property acquisitions, interest rate lock or swap agreements, or any combination of the foregoing.

Disruptions in the financial markets and uncertain economic conditions could adversely affect the values of our investments. Furthermore, declining economic conditions could negatively impact commercial real estate fundamentals and result in lower occupancy, lower rental rates and declining values in our real estate portfolio, which could have a negative effect on the values of our properties and revenues from our properties. Additionally, the significant disruption and volatility in the global capital markets increases the cost of capital and may adversely impact our access to the capital markets.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None

ITEM 1C. CYBERSECURITY

Risk management and strategy

Our accounting and financial reporting platforms and related systems, and those that we, or our third-party service providers, offer to our tenants are necessary for the operation of our business. We use these platforms and systems, among others, to manage our tenant relationships, for accounting and financial reporting, and for other recordkeeping purposes. Our business operations and financial reporting rely on the secure collection, storage, transmission, and other processing of proprietary, confidential, and sensitive data.

We have implemented and maintain various information security processes designed to identify, assess and manage material risks from cybersecurity threats to our critical computer networks, third-party hosted services, hardware and software, and our critical data, including financial information and other confidential information that is proprietary, strategic or competitive in nature, and tenant data ("Information Systems and Data"). Our cybersecurity risk management processes are integrated into our broader enterprise risk management framework. Cybersecurity risks are assessed and managed alongside other material risks, including financial, operational, legal, and strategic risks, to ensure a comprehensive approach to risk oversight.

We rely on our management and third-party service providers, as described further below, to manage any perceived cybersecurity threats and risks. Depending on the environment, we implement and maintain various technical, physical, and organizational measures, processes, standards, and/or policies designed to manage and mitigate material risks from cybersecurity threats to our Information Systems and Data, including incident detection and response, internal controls within our accounting and financial reporting functions, network security controls, access controls, physical security, systems monitoring, and employee training.

We work with third parties from time to time that assist us in identifying, assessing, and managing cybersecurity risks, including professional services firms and information technology consulting and support firms. To operate our business, we utilize certain third-party service providers to perform a significant portion of our critical functions. We seek to engage reliable, reputable service providers that maintain cybersecurity programs. To address risks associated with third-party service providers, we will review and assess the cybersecurity controls of our third-party service providers and make changes to our business processes to manage these risks. This approach is designed to mitigate risks related to data breach or other security incidents originating from third-party service providers.

As of December 31, 2025, we are not aware of any risks from cybersecurity threats, including as a result of any cybersecurity incidents, which have materially affected or are reasonably likely to materially affect our company, including our business strategy, results of operations, or financial condition but we cannot provide assurance that they will not be materially affected in the future by such risks or any future material incidents. Attacks are increasingly sophisticated and increasing in volume, and attackers respond rapidly to changes in defensive measures. Accordingly, risks related to a cybersecurity event, including litigation and enforcement risks, are elevated due to the dynamic nature and sophistication and frequency of these threats.

Governance

The Board holds oversight responsibility over our strategy and risk management, including material risks related to cybersecurity threats. This oversight is executed directly by the Board through management. Our management, represented by our Chief Financial Officer, Brent Winn, leads our cybersecurity risk assessment and management processes and oversees their implementation and maintenance. Mr. Winn is an experienced compliance and risk management professional and has served as Chief Financial Officer since 2020. Mr. Winn currently oversees key functions for our company's accounting, finance, and treasury strategies, including risk management. In addition, Mr. Winn leads our cybersecurity risk oversight and the development and enhancement of internal controls designed to prevent, detect, address, and mitigate the risk of cyber incidents. Our management will report any material cybersecurity incidents to our Board.

Our cybersecurity efforts are managed through third-party service providers and third-party software providers who will notify Mr. Winn of a significant cybersecurity incident report that details the nature of the incident, the measures taken to mitigate its impact, and the steps implemented to remediate the situation. We receive periodic summary reports from our providers that outline emerging threats, trends, and the overall effectiveness of our current cybersecurity controls. These processes ensure that Mr. Winn remains actively informed and engaged in overseeing the prevention, detection, mitigation, and remediation of cybersecurity incidents.

ITEM 2.   PROPERTIES

For the year ended December 31, 2025, we established operating segments at the property level and aggregate individual properties into reportable segments based on product types in which we have real estate investments. As of December 31, 2025, we had the following reportable segments: (i) retail center properties, consisting of the Franklin Square Property, the Ashley Plaza Property, and the Lancer Center Property; (ii) flex center properties, consisting of the Brookfield Center Property, the Greenbrier Business Center Property and an undivided 82% tenant in common interest in the Parkway Property; and (iii) STNL properties, consisting of the Citibank Property, the East Coast Wings Property, the T-Mobile Property, and the Tesla Pensacola Property.

Name	Type	Description
Ashley Plaza Property	Retail	156,012 square foot retail property located at 201–221 North Berkeley Boulevard in Goldsboro, North Carolina 27534, built in 1977 and fully renovated in 2018, that is 99% leased as of December 31, 2025, and is anchored by Hobby Lobby, Harbor Freight, Ashley Home Store and Planet Fitness.
Franklin Square Property	Retail	134,239 square foot retail property located at 3940 East Franklin Boulevard in Gastonia, North Carolina 28056, on 10.293 acres, built in 2006 and 2007, that is 98.7% leased as of December 31, 2025 and anchored by Ashley Furniture and Altitude.
Lancer Center Property	Retail	181,590 square foot retail property located at 1256 Highway 9 Bypass West, Lancaster, South Carolina, 29270, built in 1987 and substantially renovated in 2013, that is 61.5% leased as of December 31, 2025, and is anchored by Citi Trends and Big Lots.
Brookfield Center Property	Flex	64,880 square foot flex-industrial property located at 48 Brookfield Center Drive, Greenville, South Carolina 29607, built in 2007, that is 100% leased as of December 31, 2025, and is anchored by Gravitopia Trampoline Park, S&ME, Inc., and ATS Kids.
Greenbrier Business Center Property	Flex	89,280 square foot flex-industrial property located at 1244 Executive Boulevard, Chesapeake, Virginia, 23320, built in 1987 that is 97.9% leased as of December 31, 2025 and is anchored by Bridge Church, TK Elevator and Mechanical Source Solutions.
Parkway Property	Flex	64,109 square foot, two building flex-industrial property located at 2697 International Parkway, Virginia Beach, Virginia 23452, built in 1984 that is 97.3% leased as of December 31, 2025 and is anchored by GBRS Group and First Onsite.

Citibank Property	Single Tenant Net Lease	4,350 square foot retail bank property located at 3535 N. Central Avenue, Chicago, Illinois 60634, built in 1954 and renovated in 1995, that is 100% leased as of December 31, 2025 and is occupied by Citibank.
East Coast Wings Property	Single Tenant Net Lease	5,000 square foot restaurant property located in Goldsboro, North Carolina, built in 1977 that is 100% leased as of December 31, 2025, formerly reported as part of the Ashley Plaza Property, that is occupied by East Coast Wings.
T-Mobile Property	Single Tenant Net Lease	3,000 square foot retail property located in Goldsboro, North Carolina, built in 1977 that is 100% leased as of December 31, 2025, formerly reported as part of the Ashley Plaza Property, that is occupied by T-Mobile.
Tesla Pensacola Property	Single Tenant Net Lease	45,461 square foot sales, service and distribution property located in Pensacola, Florida, built in 1986 and substantially renovated in 2025, that is 100% leased as of December 31, 2025 and is occupied by Tesla.

Ashley Plaza Property

On August 30, 2019, we purchased from RCG-Goldsboro, LLC, a Georgia limited liability company and unaffiliated seller, Ashley Plaza, a 156,012 square foot retail property located at 201–221 North Berkeley Boulevard in Goldsboro, North Carolina 27534, or the Ashley Plaza Property, for $15,200,000. The Ashley Plaza Property was built in 1977, fully renovated in 2018, was 99% leased as of December 31, 2025, and is anchored by Hobby Lobby, Harbor Freight, Ashley Home Store and Planet Fitness.

The purchase price and closing costs for the Ashley Plaza Property were financed with $3,281,144 in equity, $1,000,000 in funds from a short-term line of credit, and net mortgage loan proceeds of $11,225,700 from a senior mortgage loan made by Bank of America, N.A., or the Ashley Plaza Lender, in the original principal amount of $11,400,000, or the Ashley Plaza Loan.

The Ashley Plaza Loan will mature on September 1, 2029. The Ashley Plaza Loan required monthly interest only payments during the first 12 months of the term. For the remainder of the term, the Ashley Plaza Loan requires monthly payments of $52,795, which includes principal on a 30-year amortization schedule, and interest. The Ashley Plaza Loan bears interest at 3.75%. The Ashley Plaza Loan may not be prepaid until June 1, 2029, subject to certain conditions and limitations contained in the loan documents. The Ashley Plaza Loan is secured by the Ashley Plaza Property.

The purchase of the Ashley Plaza Property included two developed outparcels. The East Coast Wings Property consists of a 5,000 square foot building and the T-Mobile Property consists of a 3,000 square foot building. In prior periods, these two outparcel properties were included in the Ashley Plaza disclosures. However, with the expansion of our investment strategy to include STNL properties, these two developed outparcels are discussed as separate STNL properties, below.

The Ashley Plaza Property consists of a single-story, main retail strip building constructed in 1977. Foundations consist of continuous, concrete spread footers. The floor is a reinforced concrete slab-on-grade. The building superstructure utilizes load bearing concrete masonry units (CMU), interior steel columns supporting steel beams and open web steel joists supporting metal decking. The exterior walls consist of exterior insulation and finishing system, ribbed and painted concrete masonry unit walls. The roof is low-sloped with a portion covered by a single ply thermoplastic polyolefin (TPO) roof membrane and a portion covered by tar and gravel roofing. Parking consists of approximately 481 spaces.

As of December 31, 2025, tenants occupying 10% or more of the rentable square footage included:

Tenant	Business	Leased Square Footage	Percentage of Rentable Square Footage	2025 Annual Rent	Lease Expiration	Renewal Options
Ashley Home Store	Retail	17,920	11.5 %	$ 169,344	8/31/2028	8/31/2033
						8/31/2038
						8/31/2043
						8/31/2048
Harbor Freight Tools	Retail	21,416	13.7 %	$ 159,840	2/28/2034	2/28/2039
Hobby Lobby	Retail	50,000	32.0 %	$ 259,375	3/31/2029	3/31/2034
						3/31/2039
						3/31/2044
Planet Fitness	Fitness	20,131	12.9 %	$ 181,179	4/30/2030	4/30/2033
						4/30/2038

Occupancy data for the five preceding years (as of December 31) was as follows:

	2025	2024	2023	2022	2021
Occupancy Rate	99.0 %	100.0 %	98.0 %	100.0 %	100.0 %

Average effective annual rent per square foot for the five preceding years was as follows:

	2025	2024	2023	2022	2021
Average Effective Annual Rent Per Square Foot (1)	$ 8.55	$ 7.90	$ 7.94	$ 7.73	$ 7.08

(1) Average effective rent per square foot represents the average annual rent for all occupied space for the respective periods after accounting for rent abatements and concessions but before accounting for tenant reimbursements.

Lease expirations in the next 10 years are as follows:

	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Leases Expiring	1	1	3	1	3	1	1	1	1	—
Square Footage	—	1,400	35,870	50,000	24,131	6,564	3,656	11,400	21,416	—
Annual Rent (1)	$ 1,200	$ 40,575	$ 348,827	$ 262,500	$ 246,179	$ 122,747	$ 42,333	$ 147,675	$ 167,832	$ —
Percentage of Aggregate Annual Rent (2)	0.1 %	3.0 %	26.1 %	19.7 %	18.5 %	9.2 %	3.2 %	11.1 %	12.6 %	— %

(1) Annual rent is determined by multiplying the monthly rent in effect at the time of the lease expiration by 12 months.

(2) The percentage of aggregate annual rent is determined by dividing (i) the annual rent (see note 1) related to expiring leases by (ii) the property's total 2025 rent.

Franklin Square Property

On April 28, 2017, we purchased from Medalist Fund I, LLC, a Virginia limited liability company, which was managed by our former manager, the Franklin Square Property through a wholly-owned subsidiary. The purchase price for the Franklin Square Property was $20,500,000 paid through a combination of cash and assumed, secured debt, or the Original Franklin Square Loan. Our total investment, including acquisition and closing costs, escrows and lease reserves was approximately $22,054,071. The Franklin Square Property, built in 2006 and 2007, was 98.7% leased as of December 31, 2025, is anchored by Ashley Furniture, and Altitude Trampoline Park, and is located in Gastonia, North Carolina.

The Original Franklin Square Loan was made on February 10, 2016 in the principal amount of $14,275,000 and assumed by us at acquisition. On November 8, 2021, we refinanced the Original Franklin Square Loan with a new mortgage loan in the principal amount of $13,250,000 (the "Franklin Square Loan") and cash of $2,292,273.

The Franklin Square Loan matures on December 6, 2031 and bears interest at a fixed rate of 3.808%. The Franklin Square Loan requires monthly interest-only payments during the first three years of the term. For the remainder of the term, the Franklin Square Loan requires monthly payments of $61,800, which includes principal on a 30-year amortization schedule, and interest. The Franklin Square Loan may not be prepaid prior to its maturity, but we have the right to initiate a defeasance according to the terms of the loan agreement. We have guaranteed all amounts due under the Franklin Square Loan. The loan agreement includes a covenant to maintain a debt service coverage ratio of 1.25 to 1.0 for the property.

The Franklin Square Property is an eight building one-floor retail center totaling approximately 134,239 gross leasable area. The building is concrete slab on grade with spread footings. The exterior walls are a combination of insulation and finish system, metal panel siding, brick veneer and textured CMU. Retail storefronts are double-pane glass set in anodized aluminum frames. The roof is flat with fully-adhered, thermoplastic olefin membrane roof system. The parking area comprises approximately 435 spaces.

As of December 31, 2025, tenants occupying 10% or more of the rentable square footage included:

Tenant	Business	Leased Square Footage	Percentage of Rentable Square Footage	2025 Annual Rent	Lease Expiration	Renewal Options
Ashley Furniture	Retail	34,682	25.8 %	$ 277,456	12/31/2030	12/31/2035
Altitude Trampoline Park	Entertainment	30,000	22.3 %	300,000	7/31/2029	7/31/2034
						7/31/2039
						7/31/2044

Occupancy data for the five preceding years (as of December 31) was as follows:

	2025	2024	2023	2022	2021
Occupancy Rate	98.7 %	100.0 %	98.6 %	93.2 %	81.2 %

Average effective annual rent per square foot for the five preceding years was as follows:

	2025	2024	2023	2022	2021
Average Effective Annual Rent Per Square Foot (1)	$ 14.67	$ 14.71	$ 13.27	$ 12.09	$ 11.72

(1) Average effective rent per square foot represents the average annual rent for all occupied space for the respective periods after accounting for rent abatements and concessions but before accounting for tenant reimbursements or rent deferrals.

Lease expirations in the next 10 years are as follows:

	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Leases Expiring	2	3	2	5	4	—	3	1	—	1
Square Footage	4,260	10,381	5,823	39,564	42,696	—	17,004	5,295	—	4,525
Annual Rent (1)	$ 100,506	$ 272,945	$ 150,692	$ 546,014	$ 503,515	$ —	$ 312,920	$ 87,368	$ —	$ 125,931
Percentage of Aggregate Annual Rent (2)	5.1 %	13.9 %	7.6 %	27.7 %	25.6 %	— %	15.9 %	4.4 %	— %	6.4 %

(1) Annual rent is determined by multiplying the monthly rent in effect at the time of the lease expiration by 12 months.

(2) The percentage of aggregate annual rent is determined by dividing (i) the annual rent (see note 1) related to expiring leases by (ii) the property's total 2025 rent.

Lancer Center Property

On May 14, 2021, we purchased from BVC Lancer, LLC, a South Carolina limited liability company and unaffiliated seller, Lancer Center, a 181,590 square foot retail property located at 1256 SC-9 By Pass West, Lancaster, South Carolina, 29720, or the Lancer

Center Property, for $10,100,000 exclusive of closing costs and a $200,000 credit to us for major repairs. The Lancer Center Property was built in 1987, was 61.5% leased as of December 31, 2025, and is anchored by Big Lots and Citi Trends.

The purchase price and closing costs for the Lancer Center Property were financed with $3,783,515 in equity and net mortgage loan proceeds of $6,421,870 from a senior mortgage loan, in the original principal amount of $6,565,000, or the Initial Lancer Center Loan. On June 13, 2022, we repaid the Initial Lancer Center Loan using proceeds from the Wells Fargo Mortgage Facility (see below).

The Lancer Center Property consists of a single-story, main retail strip building constructed in 1987. The building is concrete slab on grade with perimeter and interior footings under load-bearing structures. The building superstructure utilizes concrete masonry unit load bearing walls and a metal deck roof on open web steel trusses. The roof is a combination of (i) a flat, mechanically fastened, single ply thermoplastic membrane system and (ii) a flat, built-up roofing with granular surface modified bitumen cap sheet system. The parking area is comprised of approximately 624 spaces.

As of December 31, 2025, tenants occupying 10% or more of the rentable square footage included:

Tenant	Business	Leased Square Footage	Percentage of Rentable Square Footage	2025 Annual Rent	Lease Expiration	Renewal Options
Big Lots	Retail	28,527	15.6 %	$ 128,334	2/28/2034	2/28/2039 2/28/2044
Citi Trends	Retail	17,360	11.9 %	92,008	1/31/2031	1/31/2036 1/31/2041

Occupancy data for the five preceding years (as of December 31) was as follows:

	2025	2024	2023	2022	2021
Occupancy Rate	61.5 %	80.2 %	100.0 %	100.0 %	100.0 %

Average effective annual rent per square foot for the five preceding years was as follows:

	2025	2024	2023	2022	2021
Average Effective Annual Rent Per Square Foot (1)	$ 5.70	$ 5.96	$ 5.84	$ 5.61	$ 5.52

(1) Average effective rent per square foot represents the average annual rent for all occupied space for the respective periods after accounting for rent abatements and concessions but before accounting for tenant reimbursements or rent deferrals. For the year ended December 31, 2021, we owned Lancer Center for seven months. The average annual rent per square foot is based on rents from the prior owner for the period from January, 2021 through May, 2021 and on rents from our ownership period from June, 2021 through December, 2021.

Lease expirations in the next 10 years are as follows:

	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Leases Expiring	4	3	3	2	2	2	—	—	2	—
Square Footage	8,440	4,700	16,580	10,329	4,600	23,660	—	—	43,305	—
Annual Rent (1)	$ 93,984	$ 76,573	$ 117,776	$ 115,406	$ 89,330	$ 198,464	$ —	$ —	$ 254,714	$ —
Percentage of Aggregate Annual Rent (2)	9.1 %	7.4 %	11.4 %	11.1 %	8.6 %	19.2 %	— %	— %	24.6 %	— %

(1) Annual rent is determined by multiplying the monthly rent in effect at the time of the lease expiration by 12 months.

(2) The percentage of aggregate annual rent is determined by dividing (i) the annual rent (see note 1) related to expiring leases by (ii) the property's total 2025 rent.

Brookfield Center Property

On October 3, 2019, we purchased from Appian-Brookfield South 48, LLC, a South Carolina limited liability company and unaffiliated seller, Brookfield Center, a 64,880 square foot flex-industrial property located at 48 Brookfield Center Drive, Greenville, South Carolina 29607, or the Brookfield Center Property, for $6,700,000. The Brookfield Center Property was built in 2007, was 100% leased as of December 31, 2025, and is anchored by the Gravitopia Trampoline Park, S&ME, Inc., and ATS Kids.

The purchase price and closing costs for the Brookfield Center Property were financed with $1,876,138 in equity, $263,000 in funds from a short term, related party note and net mortgage loan proceeds of $4,736,495 from a mortgage loan made by CIBC, Inc., or the Brookfield Center Lender, in the original principal amount of $4,850,000, or the Brookfield Center Loan.

The Brookfield Center Loan will mature on November 1, 2029. The Brookfield Center Loan required monthly interest-only payments during the first 12 months of the term, through October 2020. Beginning in November 2020 and for the remainder of the term, the Brookfield Center Loan requires monthly payments of $22,876, which includes principal on a 30-year amortization schedule, and interest. The Brookfield Center Loan bears interest at 3.90%. The Brookfield Center Loan may not be prepaid until September 1, 2029, subject to certain conditions and limitations contained in the loan documents. The Brookfield Center Loan is secured by the Brookfield Center Property.

The Brookfield Center Property consists of a single-story building on a 7.88 acre parcel of land, and was built in 2007. The foundation consists of a concrete slab-on-grade with continuous perimeter reinforced concrete spread footings and interior isolated spread footings and column pads. The floor is a reinforced concrete slab-on-grade. The building superstructure consists of concrete tilt-up panels with steel columns and steel stud infill walls. The roof is flat and consists of a single ply TPO membrane. Parking is available for approximately 273 automobiles on asphalt-paved parking areas, including 12 ADA accessible spaces.

As of December 31, 2025, tenants occupying 10% or more of the rentable square footage included:

Tenant	Business	Leased Square Footage	Percentage of Rentable Square Footage	2025 Annual Rent	Lease Expiration	Renewal Options
ATS Kids	Therapy	9,000	13.9 %	$ 154,980	9/30/2032	None
S&ME	Engineering	8,582	13.2 %	$ 106,202	10/31/2027	10/31/2030
Gravitopia	Entertainment	35,160	54.2 %	$ 289,260	4/30/2031	None

Occupancy data for the five preceding years (as of December 31) was as follows:

	2025	2024	2023	2022	2021
Occupancy Rate	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %

Average effective annual rent per square foot for the five preceding years was as follows:

	2025	2024	2023	2022	2021
Average Effective Annual Rent Per Square Foot (1)	$ 9.08	$ 9.73	$ 9.41	$ 9.30	$ 8.38

(1) Average effective rent per square foot represents the average annual rent for all occupied space for the respective periods after accounting for rent abatements and concessions but before accounting for tenant reimbursements.

Lease expirations in the next 10 years are as follows:

	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Leases Expiring	1	2	—	1	—	1	1	—	—	—
Square Footage	4,046	12,628	—	4,046	—	35,162	9,000	—	—	—
Annual Rent (1)	$ 47,379	$ 178,545	$ —	$ 45,223	$ —	$ 327,897	$ 154,980	$ —	$ —	$ —
Percentage of Aggregate Annual Rent (2)	8.0 %	30.3 %	— %	7.7 %	— %	55.6 %	26.3 %	— %	— %	— %

(1) Annual rent is determined by multiplying the monthly rent in effect at the time of the lease expiration by 12 months.

(2) The percentage of aggregate annual rent is determined by dividing (i) the annual rent (see note 1) related to expiring leases by (ii) the property's total 2025 rent.

Greenbrier Business Center Property

On August 27, 2021, we purchased from Medalist Fund II-B, LLC, a Virginia limited liability company, which was also managed by our former manager, the Greenbrier Business Center Property, located at 1244 Executive Boulevard, Chesapeake, Virginia, 23320, for $7,250,000. The Greenbrier Business Center was built in 1987, was 97.9% leased as of December 31, 2025 and is anchored by Bridge Church, TK Elevator and Mechanical Source Solutions.

The purchase price and closing costs were financed with $3,097,162 in equity and the assumption of a secured mortgage loan, net, of $4,481,600, or the Initial Greenbrier Business Center Loan. The Initial Greenbrier Business Center Loan was originally made on June 7, 2021 in the principal amount of $4,495,000 and assumed by us at acquisition. The Initial Greenbrier Business Center Loan bore interest at a fixed rate of 4.00% and required monthly interest only payments during the first 12 months of its term. The Initial Greenbrier Business Center Loan would have matured on July 1, 2026. On June 13, 2022, we repaid the Initial Greenbrier Business Center Loan using proceeds from the Wells Fargo Mortgage Facility (see below).

The Greenbrier Business Center Property consists of three (3) one-story flex warehouse buildings totaling approximately 89,280 square feet of rentable area. The buildings are constructed on a deep foundation system consisting of piles or caissons and grade beams. The ground floor consists of reinforced concrete slab. The exterior structural walls are constructed with structural steel framing consisting of columns, beams and open web steel joists. The rooves are flat and consist of PVC roofing membrane. The parking area comprises 171 spaces.

On October 27, 2025, we entered into a purchase and sale agreement with an unaffiliated third party for the sale of the Greenbrier Business Center Property for $11,000,000. There can be no assurance that the transaction will close.

As of December 31, 2025, tenants occupying 10% or more of the rentable square footage included:

Tenant	Business	Leased Square Footage	Percentage of Rentable Square Footage	2025 Annual Rent	Lease Expiration	Renewal Options
Bridge Church	Religious	10,913	12.5 %	$ 97,398	1/31/2028	None
TK Elevator	Construction	9,926	11.4 %	94,178	2/28/2030	None
Mechanical Source Solutions	Construction	9,478	10.8 %	121,640	10/31/2030	None

Occupancy data for the five preceding years (as of December 31) was as follows:

	2025	2024	2023	2022	2021
Occupancy Rate	97.9 %	94.8 %	95.1 %	79.9 %	86.8 %

Average effective annual rent per square foot for the five preceding years was as follows:

	2025	2024	2023	2022	2021
Average Effective Annual Rent Per Square Foot (1)	$ 9.87	$ 9.23	$ 7.96	$ 6.92	$ 6.65

(1) Average effective rent per square foot represents the average annual rent for all occupied space for the respective periods after accounting for rent abatements and concessions but before accounting for tenant reimbursements or rent deferrals. For the year ended December 31, 2021, we owned Greenbrier Business Center for four months. The average annual rent per square foot is based on rents from the prior owner for period from January 2021 through August 2021 and on rents from our ownership period from September 2021 through December 2021.

Lease expirations in the next 10 years are as follows:

	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Leases Expiring	6	3	4	—	3	1	—	—	—	—
Square Footage	27,544	8,716	20,581	—	25,877	1,893	—	—	—	—
Annual Rent (1)	$ 300,052	$ 111,502	$ 211,862	$ —	$ 286,851	$ 41,825	$ —	$ —	$ —	$ —
Percentage of Aggregate Annual Rent (2)	34.0 %	12.7 %	24.0 %	— %	32.5 %	4.7 %	— %	— %	— %	— %

(1) Annual rent is determined by multiplying the monthly rent in effect at the time of the lease expiration by 12 months.

(2) The percentage of aggregate annual rent is determined by dividing (i) the annual rent (see note 1) related to expiring leases by (ii) the property's total 2025 rent.

Parkway Property

On November 1, 2021, we acquired an undivided 82% tenant in common interest in the Parkway Property from Continental Parkway, LLC, a Virginia limited liability company and unaffiliated seller. The Parkway Property is comprised of two flex warehouse buildings totaling approximately 64,109 square feet and is located on 4.39 acres of land at 2697 International Parkway, Virginia Beach, Virginia, 23452. The contract purchase price for the Parkway Property was $7,300,000. We acquired the Parkway Property with $2,138,795 in cash from us, $469,492 in cash from an unaffiliated tenant in common, and net mortgage loan proceeds of approximately $4,989,737, or the Parkway Property Loan. Our company purchased the Parkway Property as a tenant in common with PMI Parkway, LLC, an unaffiliated party. Our company acquired an 82% interest in the Parkway Property, and PMI Parkway, LLC owns the remaining 18% interest. The Parkway Property was built in 1984, was 97.3% leased as of December 31, 2025, and is anchored by First Onsite and GBRS Group.

The variable interest rate for the mortgage loan for the Parkway Property is based on the CME Term Secured Overnight Financing Rate Index ("SOFR"), with an adjusted margin of 236.44 basis points. Under the terms of the mortgage, the interest rate payable each month may not change by greater than 1% during any six-month period and 2% during any 12-month period. As of December 31, 2025 and 2024 the rate in effect for the Parkway Property Loan was 6.24% and 6.92%, respectively. The monthly payment, which varies based on the interest rate in effect each month, includes interest at the variable rate, and principal based on a thirty-year amortization schedule. The Parkway Property Loan matures on October 31, 2031.

We entered into an Interest Rate Protection Transaction to limit our exposure to increases in interest rates on the variable rate mortgage loan on the Parkway Property. Under this agreement, our interest rate exposure is capped at 5.25% if SOFR exceeds 3%. As of December 31, 2025 and 2024, SOFR was 3.69% and 4.33%, respectively.

In connection with our acquisition of the Parkway Property, we, through a subsidiary, entered into the Tenants in Common Agreement with PMI Parkway, LLC, or the Parkway TIC Agreement. Among other approvals, under the Parkway TIC Agreement, the consent of both tenants in common is required to approve (i) any lease, sublease, deed restriction, or grant of easement of/on all or any portion of the Parkway Property, (ii) any sale or exchange of the Parkway Property, or (iii) any indebtedness or loan, and any negotiation or refinancing thereof, secured by a lien on the Parkway Property. In the event the tenants in common are unable to agree on a decision which requires the consent of both tenants in common, a tenant in common may purchase the undivided interest of the other tenant in common subject to certain rights contained in the Parkway Property TIC Agreement.

The Parkway Property consists of two buildings totaling approximately 64,109 square feet of leasable area. The buildings are concrete slab-on-grade with continuous perimeter reinforced concrete spread footings and interior isolated spread footings and column pads. The exterior walls are masonry with interior steel beams and framing. The low-slope roof structure is steel frame with corrugated metal panels covered by a single ply EPDM system on one building and a single ply TPO system on the second building. The parking area comprises approximately 207 spaces.

As of December 31, 2025, tenants occupying 10% or more of the rentable square footage included:

Tenant	Business	Leased Square Footage	Percentage of Rentable Square Footage	2025 Annual Rent	Lease Expiration	Renewal Options
First Onsite	Construction	7,760	12.1 %	$ 75,194	8/31/2028	None
GBRS Group	Consulting	16,386	25.6 %	$ 160,900	9/30/2028	9/30/2030

Occupancy data for the five preceding years (as of December 31) was as follows:

	2025	2024	2023	2022	2021
Occupancy Rate	97.3 %	100.0 %	100.0 %	100.0 %	100.0 %

Average effective annual rent per square foot for the five preceding years was as follows:

	2025	2024	2023	2022	2021
Average Effective Annual Rent Per Square Foot (1)	$ 9.48	$ 9.36	$ 8.31	$ 9.40	$ 10.12

(1) Average effective rent per square foot represents the average annual rent for all occupied space for the respective periods after accounting for rent abatements and concessions but before accounting for tenant reimbursements or rent deferrals. For the year ended December 31, 2021, we owned the Parkway Property for two months. The average annual rent per square foot is based on rents from the prior owner for period from January, 2021 through October, 2021 and on rents from our ownership period from November, 2021 through December, 2021.

Lease expirations in the next 10 years are as follows:

	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Leases Expiring	4	5	4	3	2	—	—	—	—	—
Square Footage	10,248	9,648	30,532	8,715	3,263	—	—	—	—	—
Annual Rent (1)	$ 102,143	$ 102,686	$ 337,014	$ 101,370	$ 38,013	$ —	$ —	$ —	$ —	$ —
Percentage of Aggregate Annual Rent (2)	17 %	17 %	55 %	17 %	6 %	— %	— %	— %	— %	— %

(1) Annual rent is determined by multiplying the monthly rent in effect at the time of the lease expiration by 12 months.

(2) The percentage of aggregate annual rent is determined by dividing (i) the annual rent (see note 1) related to expiring leases by (ii) the property's total 2025 rent.

Single Tenant Net Lease Properties

As of December 31, 2025, our STNL property tenants consisted of:

Tenant	Business	Leased Square Footage	Percentage of Rentable Square Footage	2025 Annual Rent	Lease Expiration	Renewal Options
Citibank	Financial Services	4,350	100.0 %	$ 135,165	6/30/2031	6/30/2036 6/30/2041 6/30/2046
East Coast Wings (1)	Restaurant	5,000	100.0 %	$ 90,050	5/31/2032	None
T-Mobile (1)	Cellular Communications	3,000	100.0 %	$ 105,000	7/31/2026	7/31/2031
Tesla Pensacola	Electric Automobile Manufacturer and Services	45,461	100.0 %	$ 406,366 (2)	5/31/2037	5/31/2042 5/31/2047 5/31/2052

(1) The East Cost Wings and T-Mobile Properties were previously reported as part of the Ashley Plaza Property.
(2) The Company acquired the Tesla Pensacola Property on July 18, 2025. The 2025 Annual Rent presented reflects the Company's partial year ownership. Annualized rent for the Tesla Pensacola Property is $894,487.

Occupancy data for the five preceding years (as of December 31) was as follows:

	2025	2024	2023	2022	2021
Citibank Property (1)	100 %	100 %	100 %	100 %	100 %
East Coast Wings Property (2)	100 %	100 %	100 %	100 %	100 %
T-Mobile Property (2)	100 %	100 %	100 %	100 %	100 %
Tesla Pensacola (3)	100 %	NA	NA	NA	NA

(1) The Citibank Property was acquired on March 28, 2024. Occupancy for the periods prior to our acquisition is based on data from the previous owners.
(2) The East Cost Wings and T-Mobile Properties were previously reported as part of the Ashley Plaza Property.
(3) The Tesla Pensacola Property was acquired on July 18, 2025. The occupancy presented for 2025 reflects the Company's period of ownership. Occupancy for prior periods is not applicable because the Tesla Pensacola Property was converted from prior uses for Tesla in 2025.

Average effective annual rent per square foot for the five preceding years was as follows:

	2025	2024	2023	2022	2021
Citibank Property	$ 31.07	$ 15.23 (1)	$ 30.31 (2)	$ 29.72 (2)	$ 29.14 (2)
East Coast Wings Property (3)	18.01	17.66	17.31	16.97	16.64
T-Mobile Property (3)	35.00	35.00	35.00	35.00	37.92
Tesla Pensacola (4)	19.68	NA	NA	NA	NA

(1) 2024 rent for the Citibank property reflects six months of free rent.
(2) The Citibank Property was acquired on March 28, 2024. Average rent for the periods prior to our acquisition is based on data from the previous owners.
(3) The East Cost Wings and T-Mobile Properties were previously reported as part of the Ashley Plaza Property.
(4) The Tesla Pensacola Property was acquired on July 18, 2025. The average effective annual rent presented for 2025 is for the Company's period of ownership. Average rent for the periods prior to our acquisition is not applicable because the Tesla Pensacola Property was converted from prior uses for Tesla in 2025.

Citibank Property

On March 28, 2024, we purchased a retail bank property located at 3535 North Central Avenue, Chicago, IL 60634 from RMP 3535 N. Central Ave., LLC, a Delaware limited liability company. The sole manager and member of RMP 3535 N. Central Ave., LLC is CWS BET Seattle, LP, a Delaware limited partnership, a company controlled and owned by Frank Kavanaugh, our President, Chief Executive Officer and Chairman of our Board. The purchase price was $2,400,000, exclusive of closing costs, paid with a combination of (i) 208,695 OP Units, valued at approximately $11.50 per OP Unit; and (ii) $15,209 in cash on hand to cover the seller's transaction costs (such as title/escrow fees, transfer taxes, legals fees, etc.). The purchase price was determined based on the appraised value of the Central Avenue Property, as determined by an independent appraiser hired by us.

The Citibank Property consists of a single, 4,350 square foot building on a 0.45 acre parcel of land. The building is concrete slab on grade with tilt-up precast concrete wall panels with steel columns and beams and an open web joist roof structure. The parking area comprises approximately 24 spaces.

As of December 31, 2025, the Citibank Property was 100% leased to Citibank, N.A. a national banking association. The effective annual rent per square foot in 2025 was $31.07.

East Coast Wings Property

On August 30, 2019, we purchased from RCG-Goldsboro, LLC, a Georgia limited liability company and unaffiliated seller, Ashley Plaza, as discussed above. Included in this purchase was a 5,000 square foot building leased to East Coast Wings and located on an outparcel consisting of 0.89 acres of land. In prior periods, the East Coast Wings Property was included in the disclosures for the Ashley Plaza Property. However, with our addition of STNL properties to our investment strategy during 2024, the East Coast Wings Property will be disclosed separately from the Ashley Plaza Property. The East Coast Wings Property consists of a single, 5,000 square foot block and frame building. The parking area comprises approximately 46 spaces.

As of December 31, 2025, the East Coast Wings Property was 100% leased to East Coast Wings, a casual dining restaurant featuring a variety of wings and American dishes. The effective annual rent per square foot in 2025 was $18.01.

T-Mobile Property

On August 30, 2019, we purchased from RCG-Goldsboro, LLC, a Georgia limited liability company and unaffiliated seller, Ashley Plaza, as discussed above. Included in this purchase was a 3,000 square foot building leased to T-Mobile and located on an outparcel consisting of 0.78 acres of land. In prior periods, the T-Mobile Property was included in the disclosures for the Ashley Plaza Property. However, with our addition of STNL properties to our investment strategy during 2024, the T-Mobile Property will be disclosed separately from the Ashley Plaza Property. The T-Mobile Property consists of a single, 3,000 square foot block building. The parking area comprises approximately 40 spaces.

As of December 31, 2025, the T-Mobile Property was 100% leased to T-Mobile, a national cellular service retailer and provider. The effective annual rent per square foot in 2025 was $35.00.

Tesla Pensacola Property

On July 18, 2025, we purchased from Drake Motor Partners Pensacola LLC, a Colorado limited liability company and unaffiliated seller, the Tesla Pensacola Property, as discussed above. Included in this purchase was a 45,461 square foot building leased to Tesla and located on an outparcel consisting of 3.498 acres of land.

As of December 31, 2025, the Tesla Pensacola Property was 100% leased to Tesla, an electric automobile manufacturer and servicer. The effective annual rent per square foot in 2025 was $19.68.

Wells Fargo Mortgage Facility

On June 13, 2022, we entered into a mortgage loan facility with Wells Fargo Bank in the principal amount of $18,609,500. The proceeds from this mortgage were used to finance the acquisition of the Salisbury Marketplace Property and to refinance the mortgages payable on the Lancer Center Property and the Greenbrier Business Center Property. The Wells Fargo Mortgage Facility bears interest at a fixed rate of 4.50% for a five-year term. The monthly payment, which includes interest at the fixed rate, and principal, based on a twenty-five-year amortization schedule, is $103,438. We have provided an unconditional guaranty of the payment of and performance under the terms of the Wells Fargo Mortgage Facility. The Wells Fargo Mortgage Facility credit agreement includes covenants to maintain a debt service coverage ratio of not less than 1.50 to 1.00 on an annual basis, a minimum debt yield of 9.5% on the Salisbury Marketplace, Lancer Center and Greenbrier Business Center properties, and the maintenance of liquid assets of not less than $1,500,000.

On October 23, 2025, we sold the Salisbury Marketplace Property and used $5,145,479 of the net proceeds of the sale to reduce the principal balance of the Wells Fargo Mortgage Facility in exchange for Wells Fargo releasing its security interest in the Salisbury Marketplace Property.

ITEM 3. LEGAL PROCEEDINGS

We and our subsidiaries are, from time to time, parties to litigation arising from the ordinary course of their business. We are not presently subject to any material litigation nor, to our knowledge, is any other litigation threatened against us, other than routine actions for negligence or other claims and administrative proceedings arising in the ordinary course of business, some of which are expected to be covered by liability insurance and all of which collectively are not expected to have a material adverse effect on our liquidity, results of operations or business or financial condition.

ITEM 4. MINE SAFETY DISCLOSURES

Not Applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock has been listed on the Nasdaq Capital Market under the symbol "MDRR" since November 28, 2018. Prior to that time, there was no public market for our common stock. On December 31, 2025, we had approximately 4,049 holders of record of our common stock. This figure does not represent the actual number of beneficial owners of our common stock because shares of our common stock are frequently held in "street name" by securities dealers and others for the benefit of beneficial owners who may vote the shares.

We generally intend to continue to declare quarterly dividends on our common stock, subject to our Board's discretion and applicable law. The actual amount and timing of dividends, however, will be at the discretion of our Board and will depend upon our financial condition in addition to the requirements of the Internal Revenue Code of 1986 (the "Code"), and no assurance can be given as to the amounts or timing of future distributions, if any. From time to time, our Board may approve the repurchase of our shares of common stock, par value $0.01 per share, through open market purchases or otherwise.

Issuer Repurchases of Equity Securities

In March 2024, our Board approved the adoption of a share repurchase program (the "Repurchase Program") through a Rule 10b5-1 plan, under which we were authorized to repurchase up to 35,265 shares of our Common Stock at or below a price of $12.00 per share. During the year ended December 31, 2025 our company repurchased an aggregate of 11,320 Common Shares at a total cost of $140,788, including $280 in fees associated with these repurchase, and at an average price of $12.44 per Common Share (including the impact of fees). During the year ended December 31, 2024, our company repurchased 2,830 Common Shares at a total cost of $32,467, including $63 in fees associated with this repurchase, and at an average price of $11.47 per Common Share (including the impact of fees). The Repurchase Program expired on May 15, 2025 and no further repurchases have been made. Accordingly, there was no share repurchase activity during the quarterly period ended December 31, 2025.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is based on, and should be read in conjunction with, the consolidated financial statements and the related notes thereto of Medalist Diversified, Inc. contained in this Annual Report.

This following discussion and analysis of financial condition and results of operations contains forward-looking statements that involve risks, uncertainties and assumptions. See "Cautionary Statement Regarding Forward-Looking Statements" for a discussion of the risks, uncertainties and assumptions associated with those statements. Our actual results may differ materially from those expressed or implied in the forward-looking statements as a result of various factors.

Overview

Medalist Diversified, Inc. is a Maryland corporation formed on September 28, 2015. Beginning with our taxable year ended December 31, 2017 through our taxable year ended December 31, 2025, we believe that we operated in a manner qualifying us as a real estate investment trust ("REIT"), and we elected to be taxed as a REIT for federal income tax purposes for those taxable years. We revoked our REIT election effective January 1, 2026. Medalist Diversified, Inc. serves as the general partner of Medalist Diversified Holdings, LP which was formed as a Delaware limited partnership on September 29, 2015. On March 2, 2026, we changed our name from Medalist Diversified REIT, Inc. to Medalist Diversified, Inc. in connection with our revocation of our REIT status.

In connection with the revocation of our REIT status, we are transitioning our primary focus to building our DST Program to generate fee income and increase assets under management. We continue to evaluate direct and indirect real estate investments that support our DST Program, including opportunities within our existing portfolio, including selective disposition of our properties from our legacy portfolio to generate capital for our DST Program. Our efforts to scale our DST Program will be focused on identifying real estate investments suitable for DST vehicles that offer competitive, risk-adjusted returns. We plan to focus on net lease assets with nationally recognized tenants or those with investment grade credit ratings, in larger metropolitan areas experiencing high levels of growth in the southeast, mountain states, and California. Industry focuses will include, but not be limited to, retail, medical, and single tenant industrial and warehouse uses.

We may also pursue, in an opportunistic manner, non-real estate-related investments, including, among other things, equity or other ownership interests in entities that are the direct or indirect owners of real property, indirect investments in real property, such as those that may be obtained in a joint venture, and ownership of crypto assets, other equity investments, including marketable securities, short-duration U.S. treasuries, and other investment-grade marketable securities. Our Board and management believe that our company's current focus on unlocking its potential value and increasing assets under management and fee income through our DST Program provides an attractive balance of risk and returns and aligns with a measured approach to raising growth capital. We may revise these investment strategies without the approval of our stockholders.

As of December 31, 2025, our legacy portfolio consisted of the following properties:

Name	Type	Occupancy	Location	SQ FT	Date Acquired
Ashley Plaza Property	Retail	99.0%	Goldsboro, North Carolina	156,012	August 30, 2019
Franklin Square Property	Retail	98.7%	Gastonia, North Carolina	134,239	April 28, 2017
Lancer Center Property	Retail	61.5%	Lancaster, South Carolina	181,590	May 14, 2021
Brookfield Center Property	Flex	100.0%	Greenville, South Carolina	64,882	October 3, 2019
Greenbrier Business Center Property	Flex	97.9%	Chesapeake, Virginia	89,280	August 27, 2021
Parkway Property	Flex	97.3%	Virginia Beach, Virginia	64,109	November 1, 2021
Citibank Property	STNL	100.0%	Chicago, Illinois	4,350	March 28, 2024
East Coast Wings Property	STNL	100.0%	Goldsboro, North Carolina	5,000	August 30, 2019
T-Mobile Property	STNL	100.0%	Goldsboro, North Carolina	3,000	August 30, 2019
Tesla Pensacola	STNL	100.0%	Pensacola, Florida	45,461	July 18, 2025
Total Portfolio		**94.3%**		**747,923**	

As of December 31, 2025, our company also owned two undeveloped parcels which are currently being marketed for use as STNL properties including (i) an outparcel at our Lancer Center Property consisting of approximately 1.80 acres (the "Lancer Outparcel"), (the exact size of the Lancer Outparcel will not be determined until a user is identified), and (ii) the Hanover Square Outparcel consisting of 0.86 acres located adjacent to the Hanover Square Shopping Center.

As of December 31, 2025, the Greenbrier Business Center and Parkway Properties were classified as assets held for sale on our consolidated balance sheet. On February 13, 2026 we closed on the sale of the Greenbrier Business Center Property and on February 27, 2026 we closed on the sale of the Parkway Property. On February 3, 2026, we entered into a purchase and sale agreement to sell the Franklin Square Property. The funds generated from the sales of the Greenbrier Business Center and Parkway Properties, and the Franklin Square Property, if we are successful in completing its sale, will be used to implement our strategy, outlined above.

Reporting Segments

We establish operating segments at the property level and aggregate individual properties into reportable segments based on product types in which we have investments. As of December 31, 2025, our reportable segments were retail center properties, flex center properties and STNL properties.

2025 Highlights

Sales of Investment Properties

On October 23, 2025, we sold the Salisbury Marketplace Property to an unrelated third party for a sale price of $9,930,000, resulting in a gain on disposal of investment properties of $841,278 reported on our company's consolidated statement of operations for the year ended December 31, 2025.

On December 30, 2025, we sold the Buffalo Wild Wings and United Rentals Properties to an unrelated third party for a sale price of $2,507,500 and $2,792,000, respectively, resulting in a loss on disposal of investment properties of $52,760 and $57,079, respectively, reported on our company's consolidated statement of operations for the year ended December 31, 2025.

Acquisition of the Tesla Pensacola Property

On July 18, 2025, we, through a wholly-owned subsidiary, completed the acquisition of a Tesla service, sales and delivery facility consisting of a 45,461 square foot, single story building on 3.498 acres of land located at 312 E. 9 Mile Road, Pensacola, Florida (the "Tesla Pensacola Property"). The total purchase price paid for the Tesla Pensacola Property was $14,544,504 and was purchased from an unaffiliated seller. The acquisition was funded using a line of credit from Farmers and Merchants Bank of Long Beach in the amount of $14,700,000 (the "Farmers Line of Credit").

Farmers Line of Credit

On July 18, 2025, in connection with the completion of the acquisition of the Tesla Pensacola Property discussed above, we, , through our wholly-owned subsidiaries, entered into a loan agreement with Farmers and Merchants Bank of Long Beach ("Farmers"), for the Farmers Line of Credit in the maximum amount of $14,700,000. The Farmers Line of Credit was cross collateralized by the Tesla Pensacola Property, the Citibank Property, the Buffalo Wild Wings Property, and the United Rentals. Amounts outstanding under the Farmers Line of Credit bear interest at a floating rate pegged to the prime rate announced by Farmers.

On November 7, 2025, in connection with our contribution of the Tesla Pensacola Property to the XXV DST, we repaid $7,350,000 of the Farmers Line of Credit and Farmers released its lien on the Tesla Pensacola Property. During November and December 2025, we made additional principal payments of $2,000,000 and $948,997, respectively. On December 30, 2025, we used $4,401,003 from the proceeds of the sale of the Buffalo Wild Wings and United Rentals Properties to complete the repayment of the Farmers Line of Credit.

The Farmers Line of Credit was unconditionally guaranteed by us and our Operating Partnership, had a one-year term, maturing on August 10, 2026. Balances outstanding on the Farmers Line of Credit were recorded as liabilities associated with assets held for sale on our consolidated balance sheets. As of December 31, 2025 and 2024, respectively, the balance of the Farmers Line of Credit was $0.

Commencement of DST Sponsorship Program

On November 7, 2025, we completed the contribution of the Tesla Pensacola Property to the XXV DST. Following the contribution, we launched a program to raise capital, through the Operating Partnership, through private placement offerings exempt from registration under the Securities Act, by selling beneficial interests (the "DST Interests") in specific DSTs holding real properties (the "DST Program"). We expect that the DST Program will provide us with the opportunity to expand and diversify our capital-raising strategies by offering what we believe to be an attractive investment product for investors who may be seeking like-kind replacement properties to complete tax-deferred exchange transactions under Section 1031 of the Internal Revenue Code. We intend to use the net offering proceeds from the DST Program to make investments in accordance with our investment strategy and policies, reduce our borrowings, repay indebtedness, and for other corporate purposes. In addition, we expect to generate fee-based income, such as acquisition fees, asset management fees, disposition fees, and financing coordination fees, among others, from the DST Program. However, there can be no assurance that we will be successful in our efforts to sell the DST Interests or to generate fee-based income.

Tesla DST Mortgage and Interest Rate Swap

On November 7, 2025, in connection with the contribution of the Tesla Pensacola Property to the XXV DST discussed above, the XXV DST entered into the Telsa DST Mortgage with Pinnacle Bank for a principal amount of $7,710,000. The Tesla DST Mortgage is collateralized by the Tesla Pensacola Property. Amounts outstanding under the Tesla DST Mortgage bear interest at a floating rate of one month SOFR plus 2.5%. As of December 31, 2025 and 2024, SOFR was 3.69% and 4.33%, respectively. The Tesla DST Mortgage provides for monthly interest only payments and has a five-year term and matures on November 7, 2030. The XXV DST received $6,932,061 in net proceeds which was used to fund a portion of the total consideration associated with our contribution of the Tesla Pensacola Property to the XXV DST. We used these proceeds, and cash on hand, to make a $7,350,000 principal repayment on the Farmers Line of Credit.

In connection with the Tesla DST Mortgage, our Operating Partnership agreed to provide a limited guaranty (the "Guaranty") with respect to certain potential costs, expenses, losses, damages and other sums for which the XXV DST is directly liable under the Tesla DST Mortgage, including losses or damages that may result from certain intentional actions committed by the XXV DST in violation of the Tesla DST Mortgage. Our Operating Partnership also provide a guaranty of the principal balance and any interest or other sums outstanding under the Tesla DST Mortgage in the event of certain bankruptcy or insolvency proceedings involving the XXV DST.

Concurrent with the Pinnacle Loan closing, the XXV DST entered into an interest rate swap agreement with Pinnacle Bank (the "Swap") to fix the interest rate at 5%. The Swap has a $7,710,000 notional amount and provides for the XXV DST to make monthly payments to Pinnacle Bank based on a fixed 5% rate and for Pinnacle Bank to make monthly payments to the XXV DST based on a variable amount of one month SOFR plus 2.5%. The XXV DST paid a premium of $417,136 to secure the 5% fixed rate. The Swap matures concurrently with the maturity of the Tesla DST Mortgage, or November 7, 2030. We have not designated the Swap as a hedge and consequently hedge accounting will not apply.

Acquisition of the United Rentals Property

On February 21, 2025, we, through a wholly-owned subsidiary, completed our acquisition of the United Rentals Property, a 7,529 square foot single tenant building located on 3.0 acres located in Huntsville, Alabama. The United Rentals Property, built in 2010, is 100% leased to United Rentals Realty, LLC. The purchase price for the United Rentals Property was $3,145,000 paid through the issuance of 251,600 OP Units at a price of $12.50 per OP Unit. Our total investment was $3,187,446. We incurred $42,446 of closing costs which were capitalized and added to the tangible assets acquired. The seller of the United Rentals Property was Dionysus Investments, LLC, a company whose manager is Fort Ashford Funds, LLC. Fort Ashford Funds, LLC is managed by Frank Kavanaugh, our President and Chief Executive Officer and Chairman of the Board. The purchase price was determined by an independent, third-party appraisal obtained by our company. Pursuant to our Related Person Transaction Policy (the "Related Person Transaction Policy"), our Board's Audit Committee determined that the terms of the transaction were those that would normally be agreed upon in an arms-length transaction and approved this transaction.

Acquisition of the Buffalo Wild Wings Property

On January 24, 2025, we completed its acquisition of the Buffalo Wild Wings Property, a 5,933 square foot single tenant building on 1.82 acres located in Bowling Green, Kentucky, through a wholly-owned subsidiary, from CWS BET Seattle, LP. The general partner of CWS BET Seattle, LP is Fort Ashford Funds, LLC, a California limited liability company controlled and owned by Frank Kavanaugh, our Company's President and Chief Executive Officer and the Chairman of the Board. The Buffalo Wild Wings Property, built in 2018, was 100% leased to Buffalo Wild Wings as of December 31, 2025. The purchase price for the Buffalo Wild Wings Property was $2,620,000 paid through the issuance of 209,600 OP Units at a price of $12.50 per OP Unit. The purchase price was determined by an independent, third-party appraisal obtained by the Company. Pursuant to the Related Person Transaction Policy, the Board's Audit Committee determined that the terms of the transaction were those that would normally be agreed upon in an arms-length transaction and approved this transaction. Our total investment was $2,667,429. We incurred $47,429 of closing costs which were capitalized and added to the tangible assets acquired.

Subsequent Events

As of the date of this Annual Report on Form 10-K, the following events have occurred subsequent to the December 31, 2025 effective date of the consolidated financial statements:

Sale of Greenbrier Business Center Property

On February 13, 2026, we closed on the sale of the Greenbrier Business Center Property to an unrelated purchaser for $11,000,000 and used $7,000,000 of the proceeds to reduce the outstanding balance of the Wells Fargo Mortgage Facility.

Termination of REIT Election

On February 12, 2026, our Board authorized termination of our REIT election effective January 1, 2026.

Name Change

On February 17, 2026, we amended our Articles of Incorporation and Bylaws solely to change the corporate name from "Medalist Diversified REIT, Inc." to "Medalist Diversified, Inc." effective March 2, 2026.

Sale of Parkway Property

On February 27, 2026 we closed on the sale of the Parkway Property to an unrelated purchaser for $7,825,000 and used $4,735,614 of the proceeds to repay the Parkway Mortgage.

Sale of Beneficial Interests in the XXV DST

As of March 2, 2026, we have sold 17.2% of the class 1 beneficial interests in the XXV DST which has generated $1,479,670 in net proceeds.

Financing Activities

Mortgages Payable

We have historically financed acquisitions of our investment properties through mortgages. The following table is presented as of December 31, 2025.

Property	Monthly Payment	Interest Rate	Maturity	December 31, 2025	December 31, 2024
Franklin Square (a)	$ 61,800	3.808 %	December 2031	$ 13,015,840	$ 13,250,000
Ashley Plaza (b)	52,795	3.75 %	September 2029	10,220,312	10,460,350
Brookfield Center (c)	22,876	3.90 %	November 2029	4,377,112	4,476,429
Parkway Center (d)	37,310	Variable	November 2031	—	4,814,563
Wells Fargo Mortgage Facility (e)	56,877	4.50 %	June 2027	5,502,446	17,509,420
Total mortgages payable				**$ 33,115,710**	**$ 50,510,762**

Amounts presented do not reflect unamortized loan issuance costs.

(a) The mortgage loan for the Franklin Square Property in the original principal amount of $13,250,000 has a ten-year term and matures on December 6, 2031. The mortgage loan bears interest at a fixed rate of 3.808% and was interest only until January 6, 2025, at which time the monthly payment became $61,800, which includes interest and principal based on a thirty-year amortization schedule. The mortgage includes covenants that we maintain (i) a net worth of $13,250,000, excluding the assets and liabilities associated with the Franklin Square Property, and (ii) liquid assets of no less than $1,000,000. As of December 31, 2025 and 2024, respectively, we believe that we are compliant with these covenants. We have guaranteed the payment and performance of the obligations of the mortgage loan.

(b) The mortgage loan for the Ashley Plaza Property bears interest at a fixed rate of 3.75% and was interest only for the first twelve months. Beginning on October 1, 2020, the monthly payment became $52,795 for the remaining term of the loan, which includes interest at the fixed rate, and principal, based on a thirty-year amortization schedule. The mortgage includes covenants that we maintain (i) a net worth of $11,400,000, excluding the liabilities associated with the mortgage loan for the Ashley Plaza Property and (ii) liquid assets of no less than $1,140,000. As of December 31, 2025 and 2024, respectively, we believe that we are compliant with these covenants.

(c) The mortgage loan for the Brookfield Property bears interest at a fixed rate of 3.90% and is interest only for the first twelve months. Beginning on November 1, 2020, the monthly payment became $22,876 for the remaining term of the loan, which includes interest at the fixed rate, and principal, based on a thirty-year amortization schedule. The mortgage includes covenants that we maintain (i) a net worth of $4,850,000, excluding the liabilities associated with the mortgage loan for the Brookfield Property and (ii) liquid assets of no less than $485,000. As of December 31, 2025 and 2024, respectively, we believe that we are compliant with these covenants.

(d) The interest rate for the mortgage loan for the Parkway Property is based on Term SOFR, with a margin of 236.44 basis points. Under the terms of the mortgage, the interest rate payable each month may not change by greater than 1% during any six-month period and 2% during any 12-month period. As of December 31, 2025 and 2024 the rate in effect for the Parkway Property mortgage was 6.24% and 6.92%, respectively. The monthly payment, which varies based on the interest rate in effect each month, includes interest at the variable rate, and principal based on a thirty-year amortization schedule. The mortgage loan for the Parkway Property includes a covenant to maintain a debt service coverage ratio of not less than 1.30 to 1.00 on an annual basis. As of December 31, 2025 and 2024, respectively, we believe that we are compliant with this covenant.

On October 28, 2021, we entered into the Interest Rate Protection Transaction to limit our exposure to increases in interest rates on the variable rate mortgage loan on the Parkway Property. Under this agreement, our interest rate exposure is capped at 5.25% if USD 1-Month ICE LIBOR exceeds 3%. Effective on July 1, 2023, the interest rate index under the Interest Rate Protection Transaction automatically converted to SOFR. For the period from September 1, 2022 through December 31, 2025, the applicable index (LIBOR or SOFR), exceeded the 3% cap, and payments from the Interest Rate Protection Transaction reduced our net interest expense. Payments to us from the Interest Rate Protection Transaction are recorded as an offset to interest expense on our company's consolidated statements of operations for the years ended years ended December 31, 2025 and 2024, respectively.

(e) On June 13, 2022, we entered into a mortgage loan facility with Wells Fargo Bank (the "Wells Fargo Mortgage Facility") in the principal amount of $18,609,500. The proceeds of this mortgage were used to finance the acquisition of the Salisbury Marketplace Property and to refinance the mortgages payable on the Lancer Center Property and the Greenbrier Business Center Property. The Wells Fargo Mortgage Facility bears interest at a fixed rate of 4.50% for a five-year term. The monthly payment, which includes interest at the fixed rate, and principal, based on a twenty-five-year amortization schedule, is $103,438. We have provided an unconditional guaranty of the payment of and performance under the terms of the Wells Fargo Mortgage Facility. The Wells Fargo Mortgage Facility credit agreement includes covenants to maintain a debt service coverage ratio of not less than 1.50 to 1.00 on an annual basis, a combined minimum debt yield of 9.5% on the Salisbury Marketplace Property, the Lancer Center Property, and the Greenbrier Business Center Property, and the maintenance of liquid assets of not less than $1,500,000. As of December 31, 2025 and 2024, respectively, we believe that we are compliant with these covenants.

On October 23, 2025, we sold the Salisbury Marketplace Property and used $5,145,479 of the net proceeds of the sale to reduce the principal balance of the Wells Fargo Mortgage Facility in exchange for Wells Fargo releasing its security interest in the Salisbury Marketplace Property. As of December 31, 2025, the remaining outstanding balance, the monthly payment (which remains unchanged) and the remaining unamortized loan issuance costs related to the Wells Fargo Mortgage Facility are allocated, for reporting purposes, among the Lancer Center Property and Greenbrier Business Center Property, based on each property's proportionate share of the total combined appraised value at the time the Wells Fargo Mortgage Facility was originated. The portion allocated to the Lancer Center Property is reported in Mortgages payable, net, on our consolidated balance sheets, while the portion allocated to the Greenbrier Business Center Property, representing the estimated paydown amount upon its anticipated sale, is included in mortgages payable, net, associated with assets held for sale on our consolidated balance sheets.

We financed acquisitions of our assets held for sale through mortgages, which as of December 31, 2025 are recorded as mortgages payable, net, associated with assets held for sale, on our consolidated balance sheets, as follows:

Property	Monthly Payment	Interest Rate	Maturity	December 31, 2025	December 31, 2024
Parkway Property (see note (d), above)	$ 37,310	Variable	November 2031	4,683,797	—
Wells Fargo Mortgage Facility (Greenbrier Business Center) (see note (e), above)	46,561	4.50 %	June 2027	6,356,947	—
Tesla DST Mortgage (a)	Interest only	Variable	November 2030	7,505,754	—
Total mortgages payable, net, associated with assets held for sale				**$ 18,546,498**	**$ —**

Amounts presented do not reflect unamortized loan issuance costs.

(a) On November 7, 2025, the Company's subsidiary, MDRR XXV DST 1, entered into a mortgage loan with Pinnacle Bank (the "Tesla DST Mortgage"). The Tesla DST Mortgage has a five year term, is interest only and bears interest at a variable rate based on Term SOFR plus 2.5%. The Tesla DST Mortgage is non-recourse to our company, except for fraud, intentional misrepresentation, gross negligence, physical waste and other similar acts or omissions.   Under the terms of the Tesla DST Mortgage, the failure of the borrower to maintain a minimum debt service coverage ratio ("DSCR") of 1.25 constitutes a "trigger event" under which borrower would be required to establish a cash management account to which all rents and profits would be deposited and remain under the control of the lender until the trigger event is terminated. As of December 31, 2025, we believe we are compliant with the DSCR requirement.

Summary of Critical Accounting Policies

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to use judgment in the application of accounting policies, including making estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, or different assumptions were made, it is possible that different accounting policies would have been applied, resulting in different financial results or a different presentation of our financial statements. Below is a discussion of the accounting policies that we consider critical to an understanding of our financial condition and operating results that may require complex or significant judgment in their application or require estimates about matters which are inherently uncertain. A discussion of our significant accounting policies, including further discussion of the accounting policies described below, can be found in Note 2, "Summary of Significant Accounting Policies," of our Consolidated Financial Statements. We believe that the application of these policies on a consistent basis enables us to provide useful and reliable financial information about our operating results and financial condition.

Revenue Recognition

Principal components of our total revenues for our retail center properties, flex center properties and STNL revenues include base rents and tenant reimbursements. We accrue minimum (base) rent on a straight-line basis over the terms of the respective leases which results in an unbilled rent asset or deferred rent liability being recorded on the balance sheet. Certain lease agreements contain provisions that grant additional rents based on tenants' sales volumes (contingent or percentage rent) which we recognize when the tenants achieve the specified targets as defined in their lease agreements. We periodically review the valuation of the asset/liability resulting from the straight-line accounting treatment of our leases in light of any changes in lease terms, financial condition or other factors concerning our tenants.

Rents and Other Tenant Receivables

We record a tenant receivable for amounts due from tenants such as base rents, tenant reimbursements and other charges allowed under the lease terms. We periodically review tenant receivables for collectability and determine the need for an allowance for the uncollectible portion of accrued rents and other accounts receivable based upon customer creditworthiness (including expected recovery of a claim with respect to any tenants in bankruptcy), historical bad debt levels and current economic trends. We consider a receivable past due once it becomes delinquent per the terms of the lease. A past due receivable triggers certain events such as notices, fees and other actions per the lease.

Acquisition of Investments in Real Estate

The adoption of Accounting Standards Update ("ASU") 2017-01, *Business Combinations (Topic 805)*, as discussed in Note 2, "Summary of Significant Accounting Policies" of the consolidated financial statements included in this report, has impacted our accounting framework for the acquisition of investment properties. Upon acquisition of investment properties, we estimate the fair value of acquired tangible assets (consisting of land, buildings and improvements, and furniture, fixtures and equipment) and identified intangible lease assets and liabilities, including in-place leases, above- and below-market leases, tenant relationships and assumed debt based on evaluation of information and estimates available at that date. Fair values for these assets are not directly observable and estimates are based on comparable market data and other information which is subjective in nature, including estimated cash flow projections that utilize appropriate discount and capitalization rates and available market information.

Impairment of Long-Lived Assets

We periodically review investment properties for impairment on a property-by-property basis to identify any events or changes in circumstances that indicate that the carrying value of investment properties may not be recoverable. These circumstances include, but are not limited to, declines in the property's cash flows, occupancy and fair market value. If any such events or changes in circumstances are identified, we perform a formal impairment analysis. We measure any impairment of investment property when the estimated undiscounted operating income before depreciation and amortization, is less than the carrying value of the property. To the extent impairment has occurred, we charge to income the excess of carrying value of the property over its estimated fair value. We estimate fair value using data such as operating income, estimated capitalization rates or multiples, leasing prospects and local market information. We also review our intangible assets for impairment whenever events or changes in circumstances indicate that the carrying value of our intangible assets may not be recoverable, but at least annually.

REIT Status

We are a Maryland corporation that previously elected to be treated, for U.S. federal income tax purposes, as a REIT. We elected to be taxed as a REIT under the Code for the taxable years ended December 31, 2017 through December 31, 2025. We revoked our election effective January 1, 2026. A REIT is a corporate entity which holds real estate interests and must meet a number of organizational and operational requirements, including a requirement that it currently distributes at least 90% of its adjusted taxable income to stockholders. In the years that we qualified as a REIT, we generally were not subject to corporate level federal income tax on our taxable income if we annually distribute 100% of our taxable income to our stockholders. Following our revocation of REIT status, we are subject to regular federal and state corporate income taxes and may not be able to elect to qualify as a REIT for five taxable years including our 2026 taxable year during which we ceased to qualify as a REIT.

Evaluation of our Company's Ability to Continue as a Going Concern

Under the accounting guidance related to the presentation of financial statements, we are required to evaluate, on a quarterly basis, whether or not our current financial condition, including our sources of liquidity at the date that the condensed consolidated financial statements are issued, will enable us to meet our obligations as they come due arising within one year of the date of the issuance of our consolidated financial statements and to make a determination as to whether or not it is probable, under the application of this accounting guidance, that we will be able to continue as a going concern. Our consolidated financial statements have been presented on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. In applying applicable accounting guidance, management considered our current financial condition and liquidity sources, including current funds available, forecasted future cash flows and our obligations due over the next twelve months, as well as our recurring business operating expenses.

We have concluded that it is probable that we will be able to meet our obligations arising within one year of the date of issuance of these consolidated financial statements within the parameters set forth in the accounting guidance. For additional information regarding our liquidity, see Note 5 – Loans Payable and Note 8 – Commitments and Contingencies in the notes to our consolidated financial statements.

Liquidity and Capital Resources

Our business model is intended to drive growth through acquisitions. Access to the capital markets is an important factor for our continued growth and success. Our primary liquidity needs are funding for (1) operations, including operating expenses, corporate and administrative costs, payment of principal of, and interest on, outstanding indebtedness, and escrow and reserve payments associated with long-term debt financing for our properties; (2) investing needs, including property acquisitions and recurring capital expenditures; and (3) financing needs, including cash dividends and debt repayments.

Internal liquidity to fund operating needs is expected to be provided by the rental receipts from our legacy investment properties, income from other investments, and fee income from our DST sponsorship program.

Cash Flows

At December 31, 2025, our consolidated cash and restricted cash on hand totaled $4,134,070 compared to consolidated cash on hand of $6,072,736 at December 31, 2024. Cash from operating activities, investing activities and financing activities for the year ended December 31, 2025 are as follows:

Operating Activities

During the year ended December 31, 2025, our cash provided by operating activities was $1,530,751 compared to cash provided by operating activities of $1,796,137 for the year ended December 31, 2024, a decrease in cash provided by operating activities of $265,386.

Cash flows from operating activities has two components. The first component consists of net operating (loss) income adjusted for non-cash operating activities. During the year ended December 31, 2025, operating activities adjusted for non-cash items resulted in net cash provided by operating activities of $2,259,840. During the year ended December 31, 2024, operating activities adjusted for non-cash items resulted in net cash provided by operating activities of $2,317,671. The decrease of $57,831 in cash flows from operating activities for the year ended December 31, 2025 was primarily the result of decreased operating income resulting from increased legal, accounting and other professional fees, corporate general and administrative expenses, impairment of assets held for sale, offset by decreased depreciation and amortization and interest expense.

The second component consists of changes in assets and liabilities. Increases in assets and decreases in liabilities result in cash used in operations. Decreases in assets and increases in liabilities result in cash provided by operations. During the year ended December 31, 2025, net changes in asset and liability accounts resulted in $729,089 in cash used in operations. During the year ended December 31, 2024, net changes in asset and liability accounts resulted in $521,534 in cash used in operations. This increase of $207,555 in cash used in operations resulting from changes in assets and liabilities is a result of increased rent and other receivables, net, of $19,320, increased unbilled rent of $108,719, increased other assets of $209,543, and decreased accounts payable and accrued liabilities of $327,699, all of which used cash.

The total of (i) the $57,831 decrease in cash provided by operations from the first category and (ii) the $207,555 increase in cash used in operations from the second category results in a total decrease of cash provided by operations of $265,386 for the year ended December 31, 2025.

Management believes that separately evaluating these two components of our cash provided by operating activities provides management with additional insight into this GAAP measure. Management believes that separating changes in assets and liabilities, the second component, from net operating income (loss) adjusted for non-cash operating activities, the first component, is a meaningful measure of our operating performance, along with adjusted net operating income and adjusted funds from operations, presented below.

Investing Activities

During the year ended December 31, 2025, our cash used in investing activities was $6,979,859, compared to cash provided by investing activities of $2,062,407 during the year ended December 31, 2024, a decrease in cash provided by investing activities of $9,042,266.

During the year ended December 31, 2025, cash used in investing activities consisted of $1,453,758 in capitalized expenditures, including $434,426 in building improvements, $457,274 in leasing commissions, $516,474 in tenant improvements, and $45,584 in site improvements, $14,714,513 in investment property acquisitions, including $14,624,638 for the acquisition of the Tesla Pensacola Property and $89,875 for closing costs related to the Buffalo Wild Wings Property and United Rentals Property acquisitions, and $337,928 for the purchase of crypto assets, offset by $9,526,340 in cash received from the disposal of investment properties,. During the year ended December 31, 2024, cash provided by investing activities consisted of $3,110,149 in cash received from the disposal of the Hanover Square Shopping Center Property, offset by cash used in investing activities consisting of $145,345 in investment property acquisitions, including $100,891 in cash paid for the acquisition of the noncontrolling owner's 16% interest in the Hanover Square Outparcel and $44,454 paid in cash for closing costs related to the Citibank Property acquisition, and $902,397 in capitalized expenditures, including $159,349 in building improvements, $52,212 in site improvements, $316,878 in leasing commissions and $373,958 in tenant improvements.

The non-cash investing activity for the year ended December 31, 2025, that did not affect our cash provided by investing activities was the issuance of $5,765,000 of OP Units, including $2,620,000 of OP Units for the acquisitions of the Buffalo Wild Wings Property and $3,145,000 of OP Units for the United Rentals Property, the transfer of $27,080,926 from investment properties, net, to assets held for sale, the transfer of $960,876 of intangible lease assets, net, to assets held for sale, the transfer of $529,681 of intangible lease liabilities, net, to liabilities held for sale, and accrued but unpaid capital expenditures of $62,658 as of December 31, 2025.

The non-cash investing activity for the year ended December 31, 2024, that did not affect our cash provided by investing activities, was the issuance of $2,400,000 of OP Units for the acquisition of the Citibank Property.

Financing Activities

During the year ended December 31, 2025, our cash provided by financing activities was $3,510,442 compared to cash used by financing activities of $1,595,413 during the year ended December 31, 2024, an increase in cash provided by financing activities of $5,105,855. During the year ended December 31, 2025, our cash provided by financing activities consisted of $14,321,378 in net proceeds from the Farmers Line of Credit, $7,505,754 in net proceeds from the Tesla DST Mortgage, offset by $14,700,000 for the repayment of the Farmers Line of Credit, $1,500,000 for the final redemption of our mandatorily redeemable preferred stock, $1,133,907 in principal payments for our mortgages, $602,207 in dividends and distributions, $140,788 to repurchase Common Shares and $239,788 in offering costs associated with our DST Program. During the year ended December 31, 2024, our cash used in financing activities consisted of $3,500,000 for the partial redemption of our mandatorily redeemable preferred stock, $1,000,000 to repay the line of credit, short term, $958,579 in principal payments for our mortgages, $787,027 in dividends and distributions, $93,220 for the Operating Partnership Unit redemptions, $43,306 in capitalized closing costs for the Wells Fargo LOC renewal and increase, $32,467 in repurchases of Common Shares, and $2,705 for the retirement of fractional shares resulting from the reverse stock split, offset by $2,851,977 in proceeds from the sales of Common Shares, net of capitalized offering costs, and $1,969,914 in proceeds from the sale of OP Units, net of capitalized offering costs.

The non-cash financing activity for the year ended December 31, 2025, that did not affect our cash provided by financing activities was $2,576,485 related to the exchange of Common Shares for OP Units, the transfer of other assets $133,950 of other assets to offering costs, and the transfer of $16,320,481 of mortgages payable, net, to mortgages payable, net, associated with assets held for sale. There was no non-cash financing activity for the year ended December 31, 2024.

Future Liquidity Needs

Liquidity for general operating needs and our investment properties is generally provided by the rental receipts from our retail properties, flex center properties and STNL properties, if any. We expect to provide any liquidity for growth (acquisition of new investment properties) by raising additional investment capital. In addition, we continually review and evaluate our outstanding mortgages payable for refinancing opportunities. While some of our mortgages payable are not pre-payable, some mortgages payable may present opportunities for refinancing.

As of December 31, 2025, our primary, non-operating liquidity needs were $149,919 to pay the dividends to common stockholders and distributions to OP Unit holders that were declared on December 18, 2025 and paid on January 13, 2026 to holders of record on January 8, 2026, and $1,408,050 in principal payments due on its mortgages payable during the 12-month period from January 1, 2026 through December 31, 2026. In addition to liquidity required to fund these dividends and principal payments, we may also incur some level of capital expenditures for our existing properties that cannot be passed on to our tenants. We plan to pay these obligations through a combination of cash on hand, potential dispositions and operating cash.

To meet these future liquidity needs, we have the following resources:

- $2,631,964 in unrestricted cash as of December 31, 2025;

- $1,502,106 held in lender reserves for the purposes of tenant improvements, leasing commissions, real estate taxes and insurance premiums;

- Proceeds from the sales of the Parkway Property and Greenbrier Business Center Properties;

- Cash generated from operations during the year ended December 31, 2026, if any.

We expect these resources will be sufficient to meet our anticipated liquidity needs for business operations for the next twelve months and beyond. There can be no assurance that we will continue to generate cash flows at or above current levels.

Factors That May Influence our Results of Operations

Economic Conditions

Rental revenues from our remaining investment properties are our only source of income and are directly affected by a number of factors, including occupancy rates, lease structures, and tenant credit quality, as well as broader economic and policy developments that affect consumer sentiment. Our revenues can be significantly impacted by trends in consumer spending, interest rates, and market confidence, all of which shape demand for our tenants' goods and services and, in turn, for occupancy in our investment properties.

The ability to lease space to creditworthy tenants and maintain high occupancy levels directly impacts rental income. Changes in tenant demand, property competitiveness, or local economic conditions can influence occupancy rates. Upon the expiration or early termination of leases, we may face difficulties in re-leasing spaces on terms as favorable as previous agreements. Lease terminations and defaults or terminations by significant tenants can reduce revenues, especially if suitable replacements are not found promptly. Concentration risk from large tenants or tenants in financially stressed sectors may further impact revenue reliability.

As our Company executes its strategic transition, revenues may increasingly depend on capital allocation decisions, including income generated from short-term investments, fee-based activities, and potential acquisitions or strategic transactions. These activities are subject to market conditions, interest rate volatility, counterparty risk, regulatory considerations, and execution risk. There can be no assurance that these strategies will generate anticipated levels of income or returns.

Macroeconomic conditions, including inflation, elevated interest rates, economic slowdowns, recessionary pressures, and financial market volatility, may adversely affect our business, our tenants, the value of our real estate assets, the performance of our short-term and other investments, and our ability to identify and execute strategic investment opportunities. Rising interest rates may increase borrowing costs, reduce asset valuations, and alter the relative attractiveness of alternative investment options. Broader economic conditions, including employment levels, capital markets liquidity, and consumer confidence, may negatively impact tenant performance, demand for commercial real estate, and the operating performance or valuation of current and prospective investments.

Potential Impact of Tariffs and Trade Restrictions on Tenants and our Business

Changes in international trade policies, including the imposition of tariffs, duties, import taxes, or other trade restrictions by the United States government or foreign governments, could adversely impact the operations of our retail tenants. Our tenants could source a substantial portion of their merchandise, raw materials, or manufacturing services from foreign countries. The imposition of new or increased tariffs on these goods, or retaliatory measures from trading partners, could increase costs for these tenants, potentially reducing their profitability and operational flexibility. Increased costs may not be fully passed on to consumers, which could lead to lower sales volumes, compressed margins, and in some cases, store closures or bankruptcy filings. If a significant number of our tenants experience financial distress or reduce their physical retail presence, this could negatively affect our occupancy rates, rental income, and cash flows.

Results of Operations

Comparison of the Year ended December 31, 2025 and 2024

Revenues

Revenues for the years ended December 31, 2025 and 2024 are as follows:

	For the year ended December 31,		Increase /
	2025	2024	(Decrease)
Retail center property revenues	$ 6,313,227	$ 6,624,734	$ (311,507)
Flex center property revenues	2,820,588	2,750,499	70,089
STNL property revenues	1,262,803	359,894	902,909
Total Revenues	**$ 10,396,618**	**$ 9,735,127**	**$ 661,491**

Total revenue was $10,396,618 for the year ended December 31, 2025, an increase of $661,491 from the year ended December 31, 2024. Decreases in retail center property revenues from the sale of the Hanover Square Shopping Center and increased vacancies in the Lancer Center Property, were offset by a slight increase in flex center property revenues and STNL property revenues, which resulted from the acquisition of the Buffalo Wild Wings Property, the United Rentals Property and the Tesla Pensacola Property.

Adjusted Net Operating Income

We establish operating segments at the property level and aggregate individual properties into reportable segments based on product types in which we have investments. During the years ended December 31, 2025 and 2024, our reportable segments consisted of retail center properties, flex center properties and STNL properties. We base our evaluation of our results of operations on the net operating income adjusted for interest expense of each reportable segment and, in some cases, of each property.

Net operating income ("NOI") is a non-GAAP financial measure and is not considered a measure of operating results or cash flows from operations under GAAP. NOI is calculated by deducting operating expenses from operating revenues. NOI reflects occupancy levels, rental rate increases or decreases, and the recoverability of operating expenses. NOI, as we calculate it, may not be directly comparable to similarly titled, but differently calculated, measures for other companies or businesses.

NOI adjusted for interest expense ("Adjusted Net Operating Income"), also a non-GAAP financial measure, is calculated by deducting operating expenses and interest expense from investment property rental revenues. Operating revenues include rental income, tenant reimbursements, other property income and non-cash revenues such as straight line rent and amortization of above and below market leases. Operating expenses include retail center property, flex center property and single tenant net lease property operating costs. Interest expense includes mortgage interest expense, only, and excludes non-mortgage interest expense and non-cash interest expense such as amortization of loan issuance costs.

Because Adjusted Net Operating Income only consists of revenues, operating expenses, and interest expense directly related to our real estate rental operations, management believes that the use of Adjusted Net Operating Income to evaluate the financial performance of its operating segments and individual investment properties is a useful tool that can assist in the comparison of the operating performance of our real estate assets between periods, or as compared to other companies and other investment opportunities we may consider from time to time. Management uses Adjusted Net Operating Income as a supplemental measure to evaluate our business because there are certain limitations associated with using GAAP net income alone as the primary measure of our operating performance.

Adjusted Net Operating Income is a non-GAAP financial measure and is not considered a measure of operating results or cash flows from operations under GAAP. Please see below for the reconciliation of revenue and Adjusted Net Operating Income for each property.

Retail Center Property Revenues and Adjusted Net Operating Income

The following tables present property revenues, operating expenses and interest expense for our retail center properties for the years ended December 31, 2025 and 2024:

	For the year ended December 31,		Increase / (Decrease)
	2025	2024	
Ashley Plaza			
Retail center property revenues	$ 1,696,578	$ 1,527,302	$ 169,276
Retail center property operating expenses	541,321	309,047	232,274
Interest expense	393,504	403,550	(10,046)
Adjusted net operating income	**$ 761,753**	**$ 814,705**	**$ (52,952)**
Franklin Square			
Retail center property revenues	$ 2,634,259	$ 2,493,739	$ 140,520
Retail center property operating expenses	648,597	640,715	7,882
Interest expense	506,669	512,969	(6,300)
Adjusted net operating income	**$ 1,478,993**	**$ 1,340,055**	**$ 138,938**
Hanover Square			
Retail center property revenues	$ —	$ 307,325	$ (307,325)
Retail center property operating expenses	—	92,559	(92,559)
Interest expense	—	129,248	(129,248)
Adjusted net operating income	**$ —**	**$ 85,518**	**$ (85,518)**
Lancer Center			
Retail center property revenues	$ 1,214,714	$ 1,352,937	$ (138,223)
Retail center property operating expenses	477,219	368,181	109,038
Interest expense	266,242	289,076	(22,834)
Adjusted net operating income	**$ 471,253**	**$ 695,680**	**$ (224,427)**
Salisbury Marketplace			
Retail center property revenues	$ 767,676	$ 943,431	$ (175,755)
Retail center property operating expenses	207,159	211,396	(4,237)
Interest expense	263,110	285,675	(22,565)
Adjusted net operating income	**$ 297,407**	**$ 446,360**	**$ (148,953)**
Total Retail Center Properties			
Retail center property revenues	$ 6,313,227	$ 6,624,734	$ (311,507)
Retail center property operating expenses	1,874,296	1,621,898	252,398
Interest expense	1,429,525	1,620,518	(190,993)
Adjusted net operating income	**$ 3,009,406**	**$ 3,382,318**	**$ (372,912)**

Retail center property revenues were $6,313,227 the year ended December 31, 2025, a $311,507 decrease from the year ended December 31, 2024, primarily due to decreased revenues resulting from the sale of the Hanover Square Shopping Center Property and the Salisbury Marketplace Property, and continuing vacancies in the Lancer Center Property. These decreased revenues were offset by increased revenues from the Franklin Square Property, which resulted from strong occupancy and the Ashley Plaza Property from increased CAM expense reimbursement revenues.

Adjusted Net Operating Income from retail center properties was $3,009,406 for the year ended December 31, 2025 a decrease of $372,912 from the year ended December 31, 2024, due to the sale of the Hanover Square Property and the Salisbury Marketplace Property, decreased Adjusted Net Operating Income from the Ashley Plaza Property due to increased real estate taxes, and the Lancer

Center Property due to the continued vacancies, which decreases were slightly offset by increased Adjusted Net Operating Income from the Franklin Square Property due to increased retail center property revenues from new leases and a decrease in operating expenses.

Flex Center Property Revenues and Adjusted Net Operating Income

The following tables present property operating revenues, operating expenses and interest expense for our flex center properties for the years ended December 31, 2025 and 2024:

	For the year ended December 31,		Increase /
	2025	**2024**	**(Decrease)**
Brookfield Center			
Flex center property revenues	$ 844,978	$ 873,670	$ (28,692)
Flex center property operating expenses	256,201	237,842	18,359
Interest expense	175,194	179,530	(4,336)
Adjusted net operating income	**$ 413,583**	**$ 456,298**	**$ (42,715)**
Greenbrier Business Center			
Flex center property revenues	$ 1,103,839	$ 1,069,889	$ 33,950
Flex center property operating expenses	238,139	260,491	(22,352)
Interest expense	217,953	236,645	(18,692)
Adjusted net operating income	**$ 647,747**	**$ 572,753**	**$ 74,994**
Parkway			
Flex center property revenues	$ 871,771	$ 806,940	$ 64,831
Flex center property operating expenses	234,480	199,531	34,949
Interest expense	245,613	234,911	10,702
Adjusted net operating income	**$ 391,678**	**$ 372,498**	**$ 19,180**
Total Flex Center Properties			
Flex center property revenues	$ 2,820,588	$ 2,750,499	$ 70,089
Flex center property operating expenses	728,820	697,864	30,956
Interest expense	638,760	651,086	(12,326)
Adjusted net operating income	**$ 1,453,008**	**$ 1,401,549**	**$ 51,459**

Flex center property revenues were $2,820,588 for the year ended December 31, 2025, an increase of $70,089 from the year ended December 31, 2024. Increased revenues at the Greenbrier Business Center Property and Parkway Property from increased occupancy were partially offset by decreased revenues from the Brookfield Property due to a vacancy.

Adjusted Net Operating Income from our flex center properties was $1,453,008 for the year ended December 31, 2025 an increase of $51,459 from the year ended December 31, 2024 due to increased Adjusted Net Operating Income from the Greenbrier Business Center Property, offset by decreased Adjusted Net Operating Income from the Brookfield Property and Parkway Property.

Decreased Adjusted Net Operating Income from the Brookfield Property resulted from decreased flex center property revenues due to a continuing vacancy and slightly increased operating expenses. Decreased Adjusted Net Operating Income from the Parkway Property resulted from increased operating and interest expenses, offset by increased flex center property revenues from new leases. These decreases in Adjusted Net Operating Income were slightly offset by increased Adjusted Net Operating Income from the Greenbrier Business Center Property resulting from by increased flex center property revenues from new leases and lower operating and interest expenses.

STNL Property Revenues and Adjusted Net Operating Income

The following tables present property operating revenues, operating expenses and interest expense for our STNL center properties for the years ended December 31, 2025 and 2024:

		For the year ended December 31,			Increase / (Decrease)	
		2025		2024		
East Coast Wings						
Single tenant net lease property revenues	$	106,371	$	106,376	$	(5)
Single tenant net lease property operating expenses		29,619		14,972		14,647
Adjusted net operating income	**$**	**76,752**	**$**	**91,404**	**$**	**(14,652)**
T-Mobile						
Single tenant net lease property revenues	$	119,780	$	138,945	$	(19,165)
Single tenant net lease property operating expenses		25,945		17,005		8,940
Adjusted net operating income	**$**	**93,835**	**$**	**121,940**	**$**	**(28,105)**
Citibank						
Single tenant net lease property revenues	$	150,796	$	114,573	$	36,223
Adjusted net operating income	**$**	**150,796**	**$**	**114,573**	**$**	**36,223**
Buffalo Wild Wings						
Single tenant net lease property revenues	$	129,616	$	—	$	129,616
Adjusted net operating income	**$**	**129,616**	**$**	**—**	**$**	**129,616**
United Rentals						
Single tenant net lease property revenues	$	164,623	$	—	$	164,623
Adjusted net operating income	**$**	**164,623**	**$**	**—**	**$**	**164,623**
Tesla Pensacola						
Single tenant net lease property revenues	$	433,092	$	—	$	433,092
Single tenant net lease property operating expenses		119,508		—		119,508
Interest expense		382,771		—		382,771
Adjusted net operating loss	**$**	**(69,187)**	**$**	**—**	**$**	**(69,187)**
Tesla DST						
Single tenant net lease property revenues	$	158,525	$	—	$	158,525
Single tenant net lease property operating expenses		44		—		44
Interest expense		58,896		—		58,896
Adjusted net operating loss	**$**	**99,585**	**$**	**—**	**$**	**99,585**
Total STNL						
Single tenant net lease property revenues	$	1,262,803	$	359,894	$	902,909
Single tenant net lease property operating expenses		175,116		31,977		143,139
Interest expense		441,667		—		441,667
Adjusted net operating income	**$**	**646,020**	**$**	**327,917**	**$**	**318,103**

STNL property revenues were $1,262,803 for the year ended December 31, 2025, an increase of $902,909 from the year ended December 31, 2024. Adjusted Net Operating Income from STNL properties was $646,020 for the year ended December 31, 2025, an increase of $318,103 from the year ended December 31, 2024. Adjusted Net Operating Income increased due to the acquisition of the Buffalo Wild Wings Property, the United Rentals Property, and the Tesla Pensacola Property, and owning the Citibank Property for the full year ended December 31, 2025. Such increases were slightly offset by decreased Adjusted Net Income from the East Coast Wings and T-Mobile Properties due to increased operating expenses resulting from increased real estate taxes.

Operating Expenses

The following table presents our operating expenses for the years ended December 31, 2025 and 2024:

	For the year ended December 31,		Increase /
	2025	2024	(Decrease)
Property Operating Expense Reconciliation			
Retail center property operating expenses	$ 1,874,296	$ 1,621,898	$ 252,398
Flex center property operating expenses	728,820	697,864	30,956
STNL property operating expenses	175,116	31,977	143,139
Total Property Operating Expenses from Consolidated Statements of Operations	**$ 2,778,232**	**$ 2,351,739**	**$ 426,493**
Other Operating Expenses			
Bad debt expense	$ 2,382	$ 39,910	$ (37,528)
Share based compensation expenses	397,182	277,500	119,682
Legal, accounting and other professional fees	1,594,707	1,170,270	424,437
Corporate general and administrative expenses	1,283,334	968,435	314,899
Loss on impairment	74,328	182	74,146
Impairment of assets held for sale	662,394	—	662,394
Depreciation and amortization	3,347,577	3,915,483	(567,906)
Total Operating Expenses	**$ 10,140,136**	**$ 8,723,519**	**$ 1,416,617**

Total operating expenses were $10,140,136 for the year ended December 31, 2025 an increase of $1,416,617 over the year ended December 31, 2024, primarily due to increased share based compensation, legal, accounting and other professional fees, corporate general and administrative expenses, loss on impairment, and impairment of assets held for sale, slightly offset by decreased bad debt expense, decreased depreciation and amortization expenses due to the sale of the Hanover Square Property and the Salisbury Marketplace Properties, the transfer of the Greenbrier Business Center Property to assets held for sale, at which time our company ceased depreciating the asset groups associated with assets held for sale.

Operating Income

Operating income for the year ended December 31, 2025 was $547,902, a decrease of $3,183,691 from the operating income of $3,731,593 for the year ended December 31, 2024. This decrease was primarily a result of the gain on the sale of the Hanover Square Property of $2,819,502 during the year ended December 31, 2024, but increased share based compensation, loss on impairment, loss on extinguishment of debt, legal, accounting and other professional fees and corporate general and administrative expenses, also contributed to the decrease in operating income.

Interest Expense

Interest expense was $2,620,396 and $3,019,799 for the years ended December 31, 2025 and 2024, respectively, as follows:

	For the year ended December 31,		Increase /
	2025	2024	(Decrease)
Interest Expense Reconciliation			
Retail center property interest expense	$ 1,429,525	$ 1,620,518	$ (190,993)
Flex center property interest expense	638,760	651,086	(12,326)
STNL property interest expense	441,667	—	441,667
Addback: Amortization of capitalized loan issuance costs	96,850	100,479	(3,629)
Addback: Other interest expense	13,594	647,716	(634,122)
Total Interest Expense from Consolidated Statements of Operations	**$ 2,620,396**	**$ 3,019,799**	**$ (399,403)**

Total interest expense for the year ended December 31, 2025 decreased by $399,403 from the year ended December 31, 2024. This decrease was primarily a result of decreased interest from the sale of the Hanover Square Shopping Center Property and the redemption of the mandatorily redeemable preferred stock, offset by new interest expense from the Farmers Line of Credit and Tesla DST Mortgage. Other interest expense, above, includes (i) other interest, (ii) preferred dividends on mandatorily redeemable preferred stock and (iii) non-cash amortization of discounts and capitalized issuance costs related to the mandatorily redeemable preferred stock. See Note 5 of the accompanying notes to the consolidated financial statements.

Other Income

During the year ended December 31, 2025, other income was $361,498, which consisted of $162,749 in lease termination fees, $172,931 in insurance proceeds for property damage at our Franklin Square Property, and $25,828 in interest income. This is an increase of $272,642 from other income of $88,856 for the year ended December 31, 2024, which consisted of $54,064 in interest income and $34,792 in gain on the extinguishment of lease liabilities.

Other Expense

During the year ended December 31, 2025, other expense was $224,777, which consisted of $180,751 in loss related to the fair value change of the interest rate cap and $44,026 in unrealized loss on crypto assets. This is an increase of $168,452 from other expense of $56,325 for the year ended December 31, 2024, which was related to the fair value change of the interest rate cap.

Net (Loss) Income

Net loss was $1,935,773 for the year ended December 31, 2025, before adjustments for net loss attributable to noncontrolling interests. After adjusting for noncontrolling interests, the net loss attributable to our common stockholders was $2,388,837.

Net loss for the year ended December 31, 2025 represented a decrease of $2,680,098 from the net income of $744,325 for the year ended December 31, 2024, before adjustments for net (loss) income attributable to noncontrolling interests. After adjusting for noncontrolling interests, the net loss attributable to our common stockholders for the year ended December 31, 2025 increased by $2,416,361 over the net income of $27,524 for the year ended December 31, 2024.

Other Non-GAAP Measures

Funds from Operations and Adjusted Funds from Operations

Although our company has revoked its REIT election, for the periods during which we operated under REIT status, we used funds from operations ("FFO"), a non-GAAP measure, as an alternative measure of our operating performance, specifically as it relates to results of operations and liquidity. We compute FFO in accordance with standards established by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT") in its December 2018 White Paper (the "NAREIT White Paper"). As defined in the NAREIT White Paper, FFO represents net income (computed in accordance with GAAP), excluding gains (or losses) from sales of property, plus real estate related depreciation and amortization (excluding amortization of loan origination costs and above and below market leases) and after adjustments for unconsolidated partnerships and joint ventures. Most industry analysts and equity REITs, including us, consider FFO to be an appropriate supplemental measure of operating performance because, by excluding gains or losses on dispositions and excluding depreciation, FFO is a helpful tool that can assist in the comparison of the operating performance of a company's real estate between periods, or as compared to different companies. Management uses FFO as a supplemental measure to conduct and evaluate our business because there are certain limitations associated with using GAAP net income alone as the primary measure of our operating performance. Historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time, while historically real estate values have risen or fallen with market conditions. Accordingly, we believe FFO provides a valuable alternative measurement tool to GAAP when presenting our operating results.

The NAREIT White Paper states, "FFO of a REIT includes the FFO of all consolidated properties, including consolidated, partially owned affiliates". Additionally, since the adjustments to GAAP net income, such as depreciation and amortization, used in the reconciliation of net income (loss) to determine FFO are not allocated between common stockholders and noncontrolling interests (i.e. 100% of depreciation and amortization are "added back" without reduction to reflect the noncontrolling owners' interest in such items), we believe that the appropriate starting point for the calculation is the net (loss) income before allocation to noncontrolling interests. This allows us to use FFO as a tool to measure the overall performance of its investment properties, as a whole, not just the portion of the investment properties controlled by our common stockholders.

The following table reconciles our calculations of FFO, which is a non-GAAP measurement, to net (loss) income, the most directly comparable GAAP financial measure, for the years ended December 31, 2025 and 2024:

	For the year ended December 31,	
	2025	2024
Net (loss) income	$ (1,935,773)	744,325
Depreciation of tangible real property assets (1)	2,114,683	2,342,416
Depreciation of tenant improvements (2)	577,377	757,318
Amortization of tenant improvement lease incentives (3)	1,236	2,964
Amortization of leasing commissions (4)	212,871	199,465
Amortization of intangible lease assets (5)	442,646	616,284
Gain on disposal of investment property (6)	(731,439)	(2,819,502)
Loss on impairment (7)	74,328	182
Gain on extinguishment of lease liability (8)	—	(34,792)
Impairment of assets held for sale (7)	662,394	—
Loss on extinguishment of debt (8)	430,644	51,837
Loss on redemption of mandatorily redeemable preferred stock (8)	9,375	47,680
Funds from operations (FFO)	**$ 1,858,342**	**$ 1,908,177**

(1) Depreciation expense for buildings and site improvements.

(2) Depreciation of tenant improvements, including those (i) acquired as part of the purchase of the retail center, flex center and STNL properties and (ii) those we constructed for the retail center properties and flex center properties subsequent to their acquisition.

(3) Depreciation of tenant improvements recorded as lease incentives.

(4) Amortization of leasing commissions paid for the retail center properties and flex center property subsequent to the acquisition of the properties.

(5) Amortization of intangible lease assets acquired as part of the purchase of the retail center properties, flex center properties and STNL properties, including leasing commissions, leases in place and legal and marketing costs.

(6) As defined in the NAREIT White Paper, FFO specifically excludes gains and losses from the sale of certain real estate assets.

(7) The NAREIT White Paper provides guidance for the treatment of impairment write-downs. Specifically, "To the extent there is an impairment write-down of depreciable real estate … related to a REIT's main business, the write-down is excluded from FFO (i.e., adjusted from net income in calculating FFO)." Additionally, the NAREIT White Paper provides guidance on gains or losses on the sale of assets, stating "the REIT has the option to include or exclude such gains and losses in the calculation of FFO."

(8) Consistent with the treatment of impairment write-downs, we include an adjustment for our gain on extinguishment of lease liability, loss on extinguishment of debt, and loss on redemption of mandatorily redeemable preferred stock.

The NAREIT White Paper encourages companies reporting FFO to "make supplemental disclosure of all material non-cash revenues and expenses affecting their results for each period." We believe that the computation of FFO in accordance with the NAREIT White Paper's definition includes certain items that are not indicative of the results provided by our operating portfolio and affect the comparability of our period-over-period performance. These items include non-cash items such as amortization of loans and above and below market leases, unbilled rent arising from applying straight line rent revenue recognition and share-based compensation expenses. Additionally, the impact of capital expenditures, including tenant improvement and leasing commissions, net of reimbursements of such expenditures by property escrow funds, is included in our calculation of AFFO. Therefore, in addition to FFO, management uses Adjusted FFO ("AFFO"), which we define to exclude such items. Management believes that these adjustments are appropriate in determining AFFO as their exclusion is not indicative of the operating performance of our assets. In addition, we believe that AFFO is a useful supplemental measure for the investing community to use in comparing us to other REITs as many REITs provide some form of adjusted or modified FFO. However, there can be no assurance that AFFO presented by us is comparable to the adjusted or modified FFO of other REITs.

We will evaluate the continued use of FFO and AFFO as a non-GAAP, alternative measure of our operating performance in future periods.

Total AFFO for the years ended December 31, 2025 and 2024 was as follows:

	For the year ended December 31,	
	2025	2024
Funds from operations	$ 1,858,342	$ 1,908,177
Amortization of above market leases (1)	20,405	40,850
Amortization of below market leases (2)	(161,751)	(296,211)
Straight line rent (3)	(207,826)	(99,106)
Capital expenditures (4)	(1,516,416)	(902,397)
Decrease in fair value of interest rate cap (5)	180,751	56,325
Unrealized loss on crypto assets (6)	44,026	—
Amortization of loan issuance costs (7)	96,850	100,479
Amortization of preferred stock discount and offering costs (8)	2,404	246,966
Share-based compensation (9)	397,182	277,500
Bad debt expense (10)	2,382	39,910
Adjusted funds from operations (AFFO)	**$ 716,349**	**$ 1,372,493**

(1) Adjustment to FFO resulting from non-cash amortization of intangible lease assets.

(2) Adjustment to FFO resulting from non-cash amortization of intangible lease liabilities.

(3) Adjustment to FFO resulting from non-cash revenues recognized as a result of applying straight line revenue recognition for the retail center properties and flex center properties.

(4) Adjustment to FFO for capital expenditures, including capitalized leasing commissions, tenant improvements, and building and site improvements. See Investing Activities, above, for detail of capital expenditures.

(5) Adjustment to FFO resulting from non-cash expenses recognized as a result of decreases in the fair value of the interest rate caps for the Parkway Property.

(6) Adjustment to FFO resulting from non-cash revenues recognized as a result of increases in the fair value of crypto assets.

(7) Adjustment to FFO for amortization of non-cash expenses recognized as a result of amortizing loan issuance costs over the terms of the respective mortgages.

(8) Adjustment to FFO for amortization of non-cash expenses recognized as a result of amortizing the mandatorily redeemable preferred stock discount and offering costs over the mandatorily redeemable preferred stock's five-year term.

(9) Adjustment to FFO resulting from non-cash expenses recorded for share-based compensation.

(10) The NAREIT White Paper provides guidance on non-cash revenues and expenses, stating, "To provide an opportunity for consistent analysis of operating results among REITs, the NAREIT White Paper encourages those reporting FFO to make

supplemental disclosure of all material non-cash revenues and expenses affecting their results for each period. We have elected to include non-cash expenses (bad debt expense) in our calculation of AFFO.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We have omitted a discussion of quantitative and qualitative disclosures about market risk because, as a smaller reporting company, we are not required to provide such information.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Our consolidated financial statements and supplementary data required by this Item 8 are included as a separate section of this Annual Report on Form 10-K, see "Item 15. Exhibits and Financial Statement Schedules," and are incorporated herein by reference.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as such term is defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act of 1934, as amended (the "Exchange Act")), that are designed to ensure that information required to be disclosed in our reports under the Exchange Act is processed, recorded, summarized and reported within the time periods specified in the rules and regulations of the SEC and that such information is accumulated and communicated to management, including our Chief Executive Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

We have carried out an evaluation, under the supervision and with the participation of management, including our Chief Executive Officer, regarding the effectiveness of our disclosure controls and procedures as of December 31, 2025, the end of the period covered by this Annual Report. Based on the foregoing, our Chief Executive Officer has concluded, as of December 31, 2025, that our disclosure controls and procedures were effective in ensuring that information required to be disclosed by us in reports filed or submitted under the Exchange Act (i) is processed, recorded, summarized and reported within the time periods specified in the SEC's rules and forms and (ii) is accumulated and communicated to our management, including our Chief Executive Officer, as appropriate to allow for timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)). Our management, including our Chief Executive Officer, evaluated, as of December 31, 2025, the effectiveness of our internal control over financial reporting based on the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on that evaluation, our Chief Executive Officer concluded that our internal control over financial reporting, as of December 31, 2025, were effective.

This Annual Report does not include an attestation report of our company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our company's registered public accounting firm pursuant to rules of the SEC that permit our company to provide only management's report in this Annual Report.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting that occurred during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Disclosure Pursuant to Item 2.01 of Form 8-K – Completion of Acquisition or Disposition of Assets

As previously disclosed in the Form 8-K filed with the Securities and Exchange Commission by the Company on December 30, 2025, on December 29, 2025, MDR Parkway, LLC, a Delaware limited liability company (the "MDR Parkway"), a wholly owned subsidiary of the Company, and PMI Parkway, LLC, a Delaware limited liability company not affiliated with the Company (together with MDR Parkway, the "Sellers") entered into a Purchase and Sale Agreement (the "Agreement"), with Club Forest International Parkway, a Virginia limited liability company (the "Purchaser"), whereby the Purchaser agreed to acquire from the Sellers the property located 2697 International Parkway, Virginia Beach, Virginia, commonly known as the Parkway Property (the "Parkway Property").

On February 27, 2026, the Company closed on the sale of the Parkway Property (the "Disposition"). The total purchase price paid for the Parkway Property was $7,825,000. The sale was based on arm's length negotiations with an unaffiliated purchaser. The Company used $4,735,614 from the proceeds from the sale of the Parkway Property to repay a portion of existing debt.

The foregoing description is only a summary of the material provisions of the Agreement and is qualified in its entirety by reference to the full text of the Agreement, which was filed as Exhibit 10.1 to the Company's Current Report on 8-K filed on December 30, 2025.

Rule 10b5-1 Trading Arrangements

During the three months ended December 31, 2025, none of our directors or officers (as defined in Rule 16a-1(f) of the Securities Exchange Act of 1934) adopted, terminated or modified a Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement (as such terms are defined in Item 408 of Regulation S-K of the Securities Act of 1933). Our company adopted a Rule 10b5-1 trading arrangement on March 14, 2024. We made subsequent modifications to our Rule 10b5-1 plan on June 11, 2024, September 15, 2024 and November 19, 2024. In all cases, such modifications were to change the price at or below which shares were authorized to be purchased. The 10b5-1 Plan expired on May 15, 2025 and no further repurchases have been made. Accordingly, there was no share repurchase activity during the quarterly period ended December 31, 2025.

Item 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item will be included in the Proxy Statement, which we anticipate will be filed no later than 120 days after the end of our fiscal year ended December 31, 2025, and is incorporated herein by reference.

ITEM 11. EXECUTIVE AND DIRECTOR COMPENSATION

The information required by this Item will be included in the Proxy Statement, which we anticipate will be filed no later than 120 days after the end of our fiscal year ended December 31, 2025, and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item will be included in the Proxy Statement, which we anticipate will be filed no later than 120 days after the end of our fiscal year ended December 31, 2025, and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item will be included in the Proxy Statement, which we anticipate will be filed no later than 120 days after the end of our fiscal year ended December 31, 2025, and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Independent Registered Public Accounting Firm

The information required by this Item will be included in the Proxy Statement, which we anticipate will be filed no later than 120 days after the end of our fiscal year ended December 31, 2025, and is incorporated herein by reference.

<center>**PART IV**</center>

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)Documents filed as part of this report:

1.Financial Statements. See Index to Financial Statements.

2.Schedules to Financial Statements. See Index to Financial Statements.

All financial statement schedules not included have been omitted because they are either inapplicable or the information required is provided in our Financial Statements and Notes thereto.

3.Exhibits. See Exhibit Index below.

ITEM 16. FORM 10-K SUMMARY

Not Applicable.

MEDALIST DIVERSIFIED, INC.

**ANNUAL REPORT ON FORM 10-K
FOR THE YEAR ENDED DECEMBER 31, 2025**

INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Medalist Diversified, Inc.
Richmond, Virginia

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Medalist Diversified, Inc., formerly Medalist Diversified REIT, Inc., and its Subsidiaries, (collectively, the "Company") as of December 31, 2025 and 2024, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2025 and the related notes and schedule III (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Evaluation of Investment Properties for Impairment

Description of Matter

At December 31, 2025, the Company's investment properties and assets held for sale totaled $41,187,188, net, and $28,299,993, net, respectively. As more fully described in Note 2 to the consolidated financial statements, the Company evaluates its investment properties, which include assets held for sale, for impairment whenever events or changes in circumstances indicate that the carrying value of investment properties may not be recoverable. Management evaluates various qualitative factors in determining whether or not events or changes in circumstances indicate that the carrying amount of an investment property may not be recoverable. The Company estimates undiscounted cash flows of an investment property using observable and unobservable inputs such as historical and forecasted cash flows, net operating income and residual values, leasing prospects and local market information.

Auditing the Company's impairment assessment involved subjectivity due to the assumptions in its consideration of events or changes in circumstances to identify whether there are indications of impairment, as well due to the estimation required to assess significant assumptions utilized in estimating the recoverability of the investment properties based on undiscounted operating income and residual values, such as assumptions related to renewal and renegotiations of current leases, estimates of new leases on vacant spaces, and estimates of operating costs.

How We Addressed the Matter in Our Audit

To test the Company's evaluation of investment properties for impairment, we performed audit procedures that included, among others, obtaining an understanding of the internal controls and processes in place over the Company's investment property impairment review process, assessing the methodologies applied, evaluating the significant assumptions discussed above and testing the completeness and accuracy of the underlying data used in the analysis. We reviewed qualitative factors to determine whether any events or circumstances indicated that the carrying amount of the Company's investment properties may not be recoverable. We performed site visits for a sample of tenants to verify there were no signs of physical impairment, or unexpected or undocumented vacancies.

/s/ Cherry Bekaert LLP

We have served as the Company's auditor since 2017.

Richmond, Virginia
March 2, 2026

PART I.   FINANCIAL INFORMATION

Item 1.   Financial Statements


Medalist Diversified, Inc. and Subsidiaries
Consolidated Balance Sheets


		December 31,		
		2025		**2024**
ASSETS				
Investment properties, net	$	41,187,188	$	64,424,038
Cash		2,631,964		4,776,021
Restricted cash		1,502,106		1,296,715
Rent and other receivables, net of allowance of $0 as of December 31, 2025 and December 31, 2024, respectively		387,782		331,096
Assets held for sale		28,299,993		—
Unbilled rent		1,272,531		1,114,365
Intangible lease assets, net		1,259,021		2,187,732
Other intangible assets		293,902		—
Other assets		905,124		967,735
Total Assets	$	**77,739,611**	$	**75,097,702**
LIABILITIES				
Accounts payable and accrued liabilities	$	1,011,528	$	1,185,809
Liabilities associated with assets held for sale		19,002,311		—
Intangible lease liabilities, net		784,987		1,420,364
Mortgages payable, net		32,828,863		50,001,062
Mandatorily redeemable preferred stock, net		—		1,488,221
Total Liabilities	$	**53,627,689**	$	**54,095,456**
EQUITY				
Common stock, $0.01 par value, 750,000,000 shares authorized, 1,110,000 and 1,345,260 shares issued and outstanding at December 31, 2025 and December 31, 2024, respectively	$	11,100		13,453
Additional paid-in capital		51,957,534		54,450,272
Offering costs		(3,777,793)		(3,404,055)
Accumulated deficit		(38,761,731)		(36,027,063)
Total Stockholders' Equity		9,429,110		15,032,607
Noncontrolling interests - Parkway Property		378,105		414,869
Noncontrolling interests - Operating Partnership		14,304,707		5,554,770
Total Equity	$	**24,111,922**	$	**21,002,246**
Total Liabilities and Equity	$	**77,739,611**	$	**75,097,702**


See notes to consolidated financial statements


Medalist Diversified, Inc. and Subsidiaries
Consolidated Statements of Operations

		Year Ended December 31,		
		2025		**2024**
REVENUE				
Retail center property revenues	$	6,313,227	$	6,624,734
Flex center property revenues		2,820,588		2,750,499
Single tenant net lease property revenues		1,262,803		359,894
Total Revenue	$	**10,396,618**	$	**9,735,127**
OPERATING EXPENSES				
Retail center property operating expenses	$	1,874,296	$	1,621,898
Flex center property operating expenses		728,820		697,864
Single tenant net lease property operating expenses		175,116		31,977
Bad debt expense		2,382		39,910
Share based compensation expense		397,182		277,500
Legal, accounting and other professional fees		1,594,707		1,170,270
Corporate general and administrative expenses		1,283,334		968,435
Loss on impairment		74,328		182
Impairment of assets held for sale		662,394		—
Depreciation and amortization		3,347,577		3,915,483
Total Operating Expenses		**10,140,136**		**8,723,519**
Gain on disposal of investment properties		731,439		2,819,502
Loss on extinguishment of debt		(430,644)		(51,837)
Loss on redemption of mandatorily redeemable preferred stock		(9,375)		(47,680)
Operating Income		**547,902**		**3,731,593**
Interest expense		2,620,396		3,019,799
Net (Loss) Income from Operations		**(2,072,494)**		**711,794**
Other income		361,498		88,856
Other expense		(224,777)		(56,325)
Net (Loss) Income		**(1,935,773)**		**744,325**
Less: Net income attributable to Hanover Square Property noncontrolling interests		—		453,928
Less: Net income (loss) attributable to Parkway Property noncontrolling interests		1,036		(3,234)
Less: Net income attributable to Operating Partnership noncontrolling interests		452,028		266,107
Net (Loss) Income Attributable to Medalist Common Stockholders	$	**(2,388,837)**	$	**27,524**
Loss per common share - basic and diluted	$	(1.90)	$	—
Weighted-average number of shares - basic and diluted		1,258,602		—
Earnings per common share - basic	$	—	$	0.024
Weighted-average number of shares - basic		—		1,127,768
Earnings per common share - diluted	$	—	$	0.03
Weighted-average number of shares - diluted		—		1,132,588
Dividends paid per common share	$	0.2675	$	0.17

See notes to consolidated financial statements

Medalist Diversified, Inc. and Subsidiaries
Consolidated Statements of Changes in Equity
For the years ended December 31, 2025 and 2024

	Common Stock		Additional Paid in Capital	Offering Costs	Accumulated Deficit	Total Stockholders' Equity	Noncontrolling Interests			Total Equity
	Shares	Par Value					Hanover Square Property	Parkway Property	Operating Partnership	
Balance, December 31, 2023	1,109,405	$ 11,094	$ 51,525,303	$ (3,350,946)	$ (35,864,693)	$ 12,320,758	$ 119,140	$ 453,203	$ 837,320	$ 13,730,421
Common stock issuances	230,000	2,300	2,872,700	—	—	2,875,000	—	—	—	2,875,000
Common stock repurchases	(2,830)	(28)	(32,439)	—	—	(32,467)	—	—	—	(32,467)
Share based compensation	8,910	89	87,411	—	—	87,500	—	—	190,000	277,500
Redemption of operating partnership units	—	—	—	—	—	—	—	—	(93,220)	(93,220)
Retire fractional shares resulting from reverse stock split	(225)	(2)	(2,703)	—	—	(2,705)	—	—	—	(2,705)
Offering costs	—	—	—	(53,109)	—	(53,109)	—	—	—	(53,109)
Net income (loss)	—	—	—	—	27,524	27,524	453,928	(3,234)	266,107	744,325
Dividends and distributions	—	—	—	—	(189,894)	(189,894)	(516,596)	(35,100)	(45,437)	(787,027)
Non-controlling interests	—	—	—	—	—	—	(56,472)	—	4,400,000	4,343,528
Balance, December 31, 2024	1,345,260	$ 13,453	$ 54,450,272	$ (3,404,055)	$ (36,027,063)	$ 15,032,607	$ —	$ 414,869	$ 5,554,770	$ 21,002,246
Share based compensation	18,469	184	221,998	—	—	222,182	—	—	175,000	397,182
Common stock repurchases	(11,320)	(113)	(140,675)	—	—	(140,788)	—	—	—	(140,788)
Exchange of common shares for operating partnership units	(242,409)	(2,424)	(2,574,061)	—	—	(2,576,485)	—	—	2,576,485	—
Offering costs	—	—	—	(373,738)	—	(373,738)	—	—	—	(373,738)
Net (loss) income	—	—	—	—	(2,388,837)	(2,388,837)	—	1,036	452,028	(1,935,773)
Dividends and distributions	—	—	—	—	(345,831)	(345,831)	—	(37,800)	(218,576)	(602,207)
Non-controlling interests	—	—	—	—	—	—	—	—	5,765,000	5,765,000
Balance, December 31, 2025	1,110,000	$ 11,100	$ 51,957,534	$ (3,777,793)	$ (38,761,731)	$ 9,429,110	$ —	$ 378,105	$ 14,304,707	$ 24,111,922

See notes to consolidated financial statements

Medalist Diversified, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

		Year ended December 31,		
		2025		**2024**
CASH FLOWS FROM OPERATING ACTIVITIES				
Net (Loss) Income	$	(1,935,773)	$	744,325
Adjustments to reconcile consolidated net (loss) income to net cash flows from operating activities				
Depreciation		2,904,931		3,299,199
Amortization		442,646		616,284
Loan cost amortization		96,850		100,479
Mandatorily redeemable preferred stock issuance cost and discount amortization		2,404		246,966
Amortization of lease incentives		1,236		2,964
Above (below) market lease amortization, net		(141,346)		(255,361)
Bad debt expense		2,382		39,910
Share-based compensation		397,182		277,500
Loss on impairment		74,328		182
Gain on extinguishment of lease liability		—		(34,792)
Loss on extinguishment of debt		430,644		51,837
Loss on redemption of mandatorily redeemable preferred stock		9,375		47,680
Impairment of assets held for sale		662,394		—
Unrealized loss on crypto assets		44,026		—
Gain on disposal of investment property		(731,439)		(2,819,502)
Changes in assets and liabilities				
Rent and other receivables		(59,068)		(78,388)
Unbilled rent		(207,825)		(99,106)
Other assets		(225,257)		(434,800)
Accounts payable and accrued liabilities		(236,939)		90,760
Net cash flows from operating activities		1,530,751		1,796,137
CASH FLOWS FROM INVESTING ACTIVITIES				
Investment property acquisitions		(14,714,513)		(145,345)
Capital expenditures		(1,453,758)		(902,397)
Cash received from disposal of investment property, net		9,526,340		3,110,149
Purchase of crypto assets		(337,928)		—
Net cash flows from investing activities		(6,979,859)		2,062,407
CASH FLOWS FROM FINANCING ACTIVITIES				
Dividends and distributions paid		(602,207)		(787,027)
Repayment of line of credit, short term		(14,700,000)		(1,000,000)
Operating partnership unit redemption		—		(93,220)
Proceeds from line of credit, short term		14,321,378		—
Proceeds from mortgages payable, net		7,505,754		—
Repayment of mortgages payable		(1,133,907)		(958,579)
Capitalized closing costs for Wells Fargo LOC renewal and increase		—		(43,306)
Redemption of mandatorily redeemable preferred stock		(1,500,000)		(3,500,000)
Proceeds from sales of common stock, net of capitalized offering costs		—		2,851,977
Proceeds from sales of Operating Partnership Units, net of capitalized offering costs		—		1,969,914
Offering costs paid related to DST offering		(239,788)		—
Repurchases of common stock, including costs and fees		(140,788)		(32,467)
Retire fractional shares resulting from reverse stock split		—		(2,705)
Net cash flows from financing activities		3,510,442		(1,595,413)
(DECREASE) INCREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH		(1,938,666)		2,263,131
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, beginning of period		6,072,736		3,809,605
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, end of period	$	4,134,070	$	6,072,736
CASH AND CASH EQUIVALENTS, end of period, shown in consolidated balance sheets		2,631,964		4,776,021
RESTRICTED CASH, end of period, shown in consolidated balance sheets		1,502,106		1,296,715
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, end of period shown in the consolidated statements of cash flows	$	4,134,070	$	6,072,736
Supplemental Disclosures and Non-Cash Activities:				
Other cash transactions:				
Interest paid	$	2,642,325	$	2,928,549
Non-cash transactions:				
Issuance of operating partnership units for Citibank Acquisition	$	—	$	2,400,000
Issuance of operating partnership units for Buffalo Wild Wings and United Rentals Acquisitions		5,765,000		—
Exchange of common stock for operating partnership units		2,576,485		—
Transfer of investment properties, net, to assets held for sale		27,080,926		—
Transfer of intangible lease assets, net, to assets held for sale		960,876		—
Transfer of mortgages payable, net, to mortgages payable, net, associated with assets held for sale		16,320,481		—
Transfer of intangible lease liabilities, net, to liabilities, net, associated with assets held for sale		529,681		—
Transfer of other assets to offering costs		133,950		—
Capital expenditures accrued as of December 31, 2025 and 2024, respectively		62,658		—

See notes to consolidated financial statements

Medalist Diversified, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

1. Organization and Basis of Presentation and Consolidation

Medalist Diversified, Inc. ("Medalist") is a Maryland corporation formed on September 28, 2015. Beginning with the taxable year ended December 31, 2017, Medalist elected to be taxed as a real estate investment trust ("REIT") for federal income tax purposes. Effective on January 1, 2026, Medalist terminated its election to be taxed as a REIT. Medalist serves as the general partner of Medalist Diversified Holdings, LP (the "Operating Partnership") which was formed as a Delaware limited partnership on September 29, 2015. As of December 31, 2025, Medalist, through the Operating Partnership, owned and operated ten developed properties consisting of three retail center properties, three flex center properties, and four single tenant net lease ("STNL") properties, and two undeveloped parcels. In addition, as of December 31, 2025, Medalist, through the Operating Partnership, owned Own Digital Treasury TRS, LLC, which was formed to acquire and hold digital and other non-real estate assets, and MDRR Sponsor TRS, LLC, which was formed to serve as the sponsor of the Operating Partnership's Delaware statutory trust ("DST") program, and which holds ownership of additional entities required for the Operating Partnership's DST sponsorship program, as illustrated below. During the tax years under which Medalist elected to be taxed as a REIT, Own Digital Treasury TRS, LLC and MDRR Sponsor TRS, LLC elected to be treated as taxable REIT subsidiaries ("TRS").

The use of the word "Company" refers to Medalist and its consolidated subsidiaries, except where the context otherwise requires. The Company includes Medalist, the Operating Partnership, wholly owned limited liability companies which own or operate the properties and Medalist's other business activities.



Medalist Diversified, Inc.
Limited Partners 50.02 %
Medalist Diversified Holdings, LP
Retail Center Properties
Flex Center Properties
Single Tenant Net Lease Properties
Undeveloped Parcels
Franklin Square
Ashley Plaza
Lancer Center
Brookfield Center
Greenbrier Business Center
82% TIC Interest
Noncontrolling Owner (18%)
Parkway Center
Citibank Property
East Coast Wings Property
T-Mobile Property
Hanover Square Outparcel
Lancer Center Outparcel
OWN Digital Treasury TRS, LLC
MDRR Sponsor TRS, LLC
Non-Affiliated Owners – Class 1 Beneficial Interests – 0%
MDRR XXV Depositor 1, LLC
MDRR XXV Trust Manager 1, LLC
Class 2 Beneficial Interests – 100%
MDRR XXV DST 1
Tesla Pensacola
Indicates role as Trust Manager of DST

As of December 31, 2025, the Company owned three retail center properties consisting of (i) the Shops at Franklin Square, a 134,239 square foot retail property located in Gastonia, North Carolina (the "Franklin Square Property"), (ii) the Ashley Plaza Shopping Center, a 156,012 square foot retail property located in Goldsboro, North Carolina (the "Ashley Plaza Property") and (iii) the Lancer Center, a 181,590 square foot retail property located in Lancaster, South Carolina (the "Lancer Center Property").

The Company previously owned 84% of the Shops at Hanover Square North, a 73,440 square foot retail property located in Mechanicsville, Virginia (the "Hanover Square Shopping Center Property") and the 0.86 acre outparcel (the "Hanover Square Outparcel" and together with the Hanover Square Shopping Century Property, the "Hanover Square Property") as a tenant in common with a noncontrolling owner, which owned the remaining 16% interest. On March 13, 2024, the Company, and its tenant in common partner, sold the Hanover Square Shopping Center Property. The Company and its tenant in common partner retained ownership of the Hanover Square Outparcel. On March 25, 2024, the Company purchased its tenant in common partner's 16% interest in the Hanover Square Outparcel (see Note 3, below). Collectively, the sale of the Hanover Square Shopping Center and the acquisition of the tenant in common partner's 16% interest in the Hanover Square Outparcel are referenced herein as the "Hanover Square Transactions".

The Company owns three flex center properties consisting of (i) Brookfield Center, a 64,880 square foot mixed-use industrial/office property located in Greenville, South Carolina (the "Brookfield Center Property"), (ii) the Greenbrier Business Center, an 89,280 square foot mixed-use industrial/office property located in Chesapeake, Virginia (the "Greenbrier Business Center Property"), and (iii) the Parkway Property, a 64,109 square foot mixed-use industrial office property located in Virginia Beach, Virginia (the "Parkway Property"), in which the Company owns an 82% tenant in common interest with a noncontrolling owner which owns the remaining 18% interest.

The Company owns four STNL properties consisting of (i) the Citibank Property, a 4,350 square foot single tenant building on 0.45 acres located in Chicago, Illinois (the "Citibank Property"), (ii) the East Coast Wings building, a 5,000 square foot single tenant building on approximately 0.89 acres located in Goldsboro, North Carolina (the "East Coast Wings Property"), (iii) the T-Mobile building, a 3,000 square foot single tenant building on approximately 0.78 acres located in Goldsboro, North Carolina (the "T-Mobile Property") (the East Coast Wings Property and the T-Mobile Property are both located on outparcels adjacent to the Ashley Plaza Property) and (iv) 100% of the class 2 beneficial interests in MDRR XXV DST 1 ("XXV DST"), the DST that owns a Tesla sales, service, and distribution facility, a 45,461 square foot, single story building on 3.498 acres of land located in Pensacola, Florida (the "Tesla Pensacola Property").

The Company also owns two undeveloped parcels which are currently being marketed for lease as STNL properties including (i) an outparcel at its Lancer Center Property consisting of approximately 1.80 acres (the "Lancer Outparcel"), (the exact size of the Lancer Outparcel will not be determined until a user is identified), and (ii) the Hanover Square Outparcel (as defined above).

The Company prepared the accompanying consolidated financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP"). References to the consolidated financial statements and references to individual financial statements included herein, reference the consolidated financial statements or the respective individual financial statement. All material balances and transactions between the consolidated entities of the Company have been eliminated.

The Company was formed to acquire, reposition, renovate, lease and manage income-producing properties. The Company's current primary focus is to implement the strategic repositioning initiated during 2025. Effective January 1, 2026, the Company revoked its REIT status and is transitioning its primary focus to build the DST Program to generate fee income and increase assets under management. The Company will continue to evaluate direct and indirect real estate investments that support the DST Program, including opportunities within the Company's existing portfolio, including selective disposition of properties from the Company's portfolio to generate capital for the DST Program.

The Company's efforts to scale the DST Program will be focused on identifying real estate investments suitable for DST vehicles that offer competitive, risk-adjusted returns, with a focus on net lease assets with nationally recognized tenants or those with investment grade credit ratings, in larger metropolitan areas experiencing high levels of growth in the southeast, mountain states, and California. Industry focuses will include, but not be limited to, retail, medical, and single tenant industrial and warehouse uses.

The Company may also pursue, in an opportunistic manner, other real estate and non-real estate-related investments, including, among other things, equity or other ownership interests in entities that are the direct or indirect owners of real property, indirect investments in real property, such as those that may be obtained in a joint venture, and ownership of crypto assets, other equity investments, including marketable securities, short-duration U.S. treasuries, and other investment-grade marketable securities. While these types of investments are not intended to be a primary focus, the Company may make such investments at the discretion of the Company's Board of Directors (the "Board").

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, the Operating Partnership and any single member limited liability companies or other entities which are consolidated in accordance with U.S. GAAP. The Company consolidates variable interest entities ("VIEs") where it is the primary beneficiary. All intercompany balances are eliminated in consolidation.

Variable Interest Entities

The Company evaluates its interests in other entities in accordance with guidance in Accounting Standards Codification ("ASC") Topic 810, Consolidation which provides that the Company consolidate variable interest entities ("VIE") when it is deemed to be the primary beneficiary. If it is not deemed to be the primary beneficiary, the entity is not consolidated and is instead accounted for in accordance with other appropriate accounting methods. The analysis is performed upon the initial investment and then re-performed upon substantive events including changes in equity interests or operations.

The Company first identifies if its interests obligate it to absorb expected losses or entitle it to expected residual returns (i.e., are the interests variable). Variable interests can include equity or contractual interests in an entity. If the Company is deemed to hold a variable interest. The Company then determines if an entity is a VIE. An entity is deemed to be a VIE if it has any of the following characteristics: (i) it lacks sufficient equity investment at risk to finance its activities, (ii) its equity holders lack the characteristics of a controlling financial interest, or (iii) it is structured where the Company's non-substantive voting rights are not proportional to the economic interests.

In this evaluation, the Company makes judgments regarding the sufficiency of the equity at risk based first on a qualitative analysis, then a quantitative analysis, if necessary. A qualitative analysis is generally based on a review of the design of the entity, including its control structure and decision-making abilities, and also its financial structure. In a quantitative analysis, the Company would incorporate various estimates, including estimated future cash flows, assumed hold periods and capitalization or discount rates.

If an entity is determined to be a VIE, the Company then determines whether to consolidate the entity as the primary beneficiary. The primary beneficiary has both (i) the power to direct the activities that most significantly impact the VIE's economic performance, and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the entity. The Company evaluates all of its investments in real estate-related assets to determine if they are VIEs utilizing judgments and estimates that are inherently subjective. If different judgments or estimates were used for these evaluations, it could result in differing conclusions as to whether an entity is a VIE and whether to consolidate such entity.

As of December 31, 2025, the Company has determined itself to be the primary beneficiary of the XXV DST VIE because the Company owns 100% of the beneficial interests in the XXV DST and has a significant variable interest in and control over the entity. Therefore, the Company has consolidated the XXV DST entity.

The XXV DST was formed by MDR XXV Sponsor, TRS, a wholly owned subsidiary of the Company, to hold title to the Tesla Property and expects to offer beneficial interests in the DST to accredited investors in a private placement under Regulation D, the proceeds of which will be used to redeem the Company's beneficial interests for cash. Upon completion of such offering, the Company expects to no longer retain an ownership interest in the DST but will continue to control the Tesla Property's operations as the Trust Manager of the XXV DST. The Company expects to continue consolidating the DST in its consolidated financial statements under applicable accounting guidance until it has sold greater than 50% of the beneficial interests in the DST, at which time the Company will account for its ownership of any remaining beneficial interests in the DST under the equity method of accounting or other appropriate method. The Company will also consider situations in which it owns more than 50% of the beneficial interests in a DST, but lacks the other VIE considerations discussed above.

Investment Properties

Accounting Standards Codification ("ASC") 805 mandates that "an acquiring entity shall allocate the cost of an acquired entity to the assets acquired and liabilities assumed based on their estimated fair values at date of acquisition." ASC 805 results in an allocation of acquisition costs to both tangible and intangible assets associated with income producing real estate. Tangible assets include land, buildings, site improvements, tenant improvements and furniture, fixtures and equipment, while intangible lease assets include the value of in-place leases, lease origination costs (leasing commissions and tenant improvements), legal and marketing costs and leasehold assets and liabilities (above or below market leases), among others.

The Company uses independent, third-party consultants to assist management with its ASC 805 evaluations. The Company determines fair value based on accepted valuation methodologies including the cost, market, and income capitalization approaches. The purchase price is allocated to the tangible and intangible lease assets identified in the evaluation.

The Company records depreciation on buildings and improvements utilizing the straight-line method over the estimated useful life of the asset, generally 4 to 42 years. The Company reviews depreciable lives of investment properties periodically and makes adjustments to reflect a shorter economic life, when necessary. Capitalized leasing commissions and tenant improvements incurred and paid by the Company subsequent to the acquisition of the investment property are amortized utilizing the straight-line method over the term of the related lease. Amounts allocated to buildings are depreciated over the estimated remaining life of the acquired building or related improvements.

Acquisition and closing costs are capitalized as part of each tangible asset on a pro rata basis. Improvements and major repairs and maintenance are capitalized when the repair and maintenance substantially extend the useful life, increase capacity or improve the efficiency of the asset. All other repair and maintenance costs are expensed as incurred.

Assets Held for Sale

The Company may decide to sell properties that are held as investment properties. The accounting treatment for the disposal of long-lived assets is covered by ASC 360. Under this guidance, the Company records the assets associated with these properties, and any associated liabilities, as held for sale when management has committed to a plan to sell the assets, actively seeks a buyer for the assets, and the consummation of the sale is considered probable and is expected within one year. Delays in the time required to complete a sale do not preclude a long-lived asset from continuing to be classified as held for sale beyond the initial one-year period if the delay is caused by events or circumstances beyond an entity's control and there is sufficient evidence that the entity remains committed to a qualifying plan to sell the long-lived asset.

Properties classified as held for sale are reported at the lower of their carrying value or their fair value, less estimated costs to sell. When the carrying value exceeds the fair value, less estimated costs to sell, an impairment charge is recognized. The Company determines fair value based on the three-level valuation hierarchy for fair value measurement. Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets in markets that are not active; and inputs other than quoted prices. Level 3 inputs are unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

During June 2025, the Company committed to a plan to sell an asset group associated with the Salisbury Marketplace Property that included the land, site improvements, building, building improvements, tenant improvements, capitalized leasing commissions, and intangible lease assets. As a result, as of June 26, 2025, the Company reclassified these assets and the related mortgage payable, net for the Salisbury Marketplace Property, as assets held for sale and liabilities associated with assets held for sale, respectively. Under ASC 360, depreciation of assets held for sale is discontinued, so no further depreciation or amortization was recorded subsequent to June 26, 2025. As of June 26, 2025, the Company determined that the fair value, less estimated costs to sell, of the Salisbury Marketplace Property exceeded its carrying value. The Company based its estimate of the fair value of the Salisbury Marketplace Property on the proposed purchase prices included in written offers received from potential purchasers, less estimated closing costs, a level 2 input. The fair value measurement date was as of June 26, 2025. The Company completed the sale of the Salisbury Marketplace Property on October 23, 2025 (see Note 3, below).

As of July 18, 2025, the date the Company acquired the Tesla Pensacola Property, the Company had committed to a plan to contribute the Tesla Pensacola Property to its first DST and to sell beneficial interests in the DST. The Company's plan was for an asset group that includes the land, site improvements, building, building improvements, tenant improvements, capitalized leasing commissions, and intangible lease assets and liabilities associated with the Tesla Pensacola Property. On November 7, 2025, the Company completed the contribution of the Tesla Pensacola Property to XXV DST for 100% of the class 2 beneficial ownership interests in XXV DST. As of December 31, 2025, the Company had not sold any class 1 beneficial interests in XXV DST.

As of September 30, 2025, the Company determined that the carrying value of the Tesla Pensacola Property exceeded its fair value, less estimated costs to sell, by $120,000, which is recorded as loss on impairment of assets held for sale on the Company's consolidated statements of operations. The Company based its estimate of the fair value of the Tesla Pensacola Property on the proposed contribution value of the Tesla Pensacola Property to the DST, which is equal to the Company's acquisition cost, a level 2 input. The fair value measurement date was as of September 30, 2025 (see Note 3, below).

During August 2025, the Company committed to a plan to sell an asset group associated with the Greenbrier Business Center Property that included the land, site improvements, building, building improvements, tenant improvements, capitalized leasing commissions, and intangible lease assets. As a result, as of August 31, 2025, the Company reclassified these assets and the related mortgage payable, net for the Greenbrier Business Center Property, as assets held for sale and liabilities associated with assets held for sale, respectively. Under ASC 360, depreciation of assets held for sale is discontinued, so no further depreciation or amortization was recorded subsequent to August 31, 2025. As of August 31, 2025, and December 31, 2025, the Company determined that the fair value, less estimated costs to sell, of the Greenbrier Business Center Property exceeded its carrying value. The Company based its estimate of the fair value of the Greenbrier Business Center Property on the proposed purchase prices included in written offers received from potential purchasers, less estimated closing costs, a level 2 input. The fair value measurement date was as of September 30, 2025 (see Note 3, below).

During December 2025, the Company committed to a plan to sell an asset group associated with the Parkway Property that included the land, site improvements, building, building improvements, tenant improvements, capitalized leasing commissions, and intangible lease assets. As a result, as of December 31, 2025, the Company reclassified these assets and the related mortgage payable, net for the Parkway Property, as assets held for sale and liabilities associated with assets held for sale, respectively. Under ASC 360 no further depreciation or amortization will be recorded subsequent to December 31, 2025. As of December 31, 2025, the Company determined that the fair value, less estimated costs to sell, of the Parkway Property exceeded its carrying value. The Company based its estimate of the fair value of the Parkway Property on the purchase price included in the purchase and sale agreement, less estimated closing costs, a level 2 input. The fair value measurement date was as of December 31, 2025 (see Note 3, below).

Intangible Lease Assets and Liabilities, net

The Company determines, through the ASC 805 evaluation, the above and below market lease intangibles upon acquiring a property. Intangible lease assets (or liabilities) such as above or below-market leases and in-place lease value are recorded at fair value and are amortized as an adjustment to rental revenue or amortization expense, as appropriate, over the remaining terms of the underlying leases. The Company amortizes amounts allocated to tenant improvements, in-place lease assets and other lease-related intangibles over the remaining life of the underlying leases. The analysis is conducted on a lease-by-lease basis.

During the year ended December 31, 2025, the Company recorded intangible lease assets and intangible lease liabilities associated with the acquisition of the Buffalo Wild Wings and United Rentals Properties, and transferred intangible lease assets and liabilities, respectively, associated with the Salisbury Marketplace, Greenbrier Business Center, Buffalo Wild Wings and United Rentals Properties to assets held for sale and intangible liabilities held for sale. During the year ended December 31, 2025, the Company recorded intangible lease assets and intangible lease liabilities associated with assets held for sale related to the acquisition of the Tesla Pensacola Property. Additionally, during the year ended December 31, 2025, the Company wrote off intangible lease assets and intangible lease liabilities associated with assets held for sale resulting from the sale of the Salisbury Marketplace, Buffalo Wild Wings and United Rentals Properties.

During the year ended December 31, 2024, the Company recorded intangible lease assets and intangible lease liabilities associated with the acquisition of the Citibank Property.

Details of the deferred costs, net of amortization, arising from the Company's purchases of its investment properties are as follows:

		December 31,		
		2025		**2024**
Intangible lease assets, net				
Leasing commissions	$	501,389	$	760,175
Legal and marketing costs		27,516		68,721
Above market leases		36,370		66,056
Leases in place		693,746		1,292,780
	$	1,259,021	$	2,187,732
Intangible lease liabilities, net				
Below market leases	$	(784,987)	$	(1,420,364)

As of December 31, 2025 and 2024, the Company's intangible lease assets and liabilities associated with assets held for sale were as follows:

		December 31,		
		2025		**2024**
Intangible lease assets, net, associated with assets held for sale				
Leasing commissions	$	871,814	$	—
Legal and marketing costs		771,750		—
Above market leases		10,952		—
Leases in place		3,581		—
	$	1,658,097	$	—
Intangible lease liabilities, net, associated with liabilities held for sale				
Below market leases		(455,813)		—

Capitalized above-market lease values are amortized as a reduction of rental income over the remaining terms of the respective leases. Capitalized below-market lease values are amortized as an increase to rental income over the remaining terms of the respective leases. Adjustments to rental revenue related to the above and below market leases during the year ended December 31, 2025 and 2024, respectively, were as follows:

		For the year ended December 31,		
		2025		**2024**
Amortization of above market leases	$	(20,405)	$	(40,850)
Amortization of below market leases		161,751		296,211
Total	$	141,346	$	255,361

Amortization of lease origination costs, leases in place and legal and marketing costs represent a component of depreciation and amortization expense. Amortization related to these intangible lease assets during the years ended December 31, 2025 and 2024, respectively, were as follows:

		For the year ended December 31,		
		2025		**2024**
Leasing commissions	$	(146,128)	$	(176,345)
Legal and marketing costs		(18,396)		(37,439)
Leases in place		(278,122)		(402,500)
Total	$	(442,646)	$	(616,284)

As of December 31, 2025 and 2024, the Company's accumulated amortization of lease origination costs, leases in place and legal and marketing costs totaled $1,646,629 and $2,149,522, respectively. During the years ended December 31, 2025 and 2024, the Company wrote off $439,816 and $626,739, respectively, in accumulated amortization related to fully amortized intangible lease assets and $44,427 and $41,501, respectively, in accumulated amortization related to the write-off of intangible lease assets related to the early terminated leases, discussed below. During the year ended December 31, 2025, the Company transferred $505,723 in accumulated amortization associated with the Salisbury Marketplace, Greenbrier Business Center, Buffalo Wild Wings, United Rentals and Parkway Properties to assets held for sale. No such transfers to assets held for sale were made during the year ended December 31, 2024.

Future amortization of above and below market leases, lease origination costs, leases in place, legal and marketing costs and tenant relationships is as follows:

	2026	2027	2028	2029	2030	2031-2041	Total
Intangible Lease Assets							
Leasing commissions	$ 86,905	$ 73,777	$ 58,506	$ 46,058	$ 41,960	$ 194,183	$ 501,389
Legal and marketing costs	7,305	4,802	3,193	2,289	1,943	7,984	27,516
Above market leases	13,562	12,476	8,047	2,285	—	—	36,370
Leases in place	145,061	116,772	88,487	68,101	61,468	213,857	693,746
	$ 252,833	$ 207,827	$ 158,233	$ 118,733	$ 105,371	$ 416,024	$ 1,259,021
Intangible Lease Liabilities							
Below market leases	$ (95,276)	$ (81,506)	$ (69,642)	$ (67,338)	$ (67,338)	$ (403,887)	$ (784,987)

Impairment of Investment Properties and Intangible Lease Assets

The Company reviews its investment properties for impairment on a property-by-property basis whenever events or changes in circumstances indicate that the carrying value of investment properties may not be recoverable, but at least annually. These circumstances include, but are not limited to, declines in the property's cash flows, occupancy and fair market value. The Company measures any impairment of investment property when the estimated undiscounted cash flows plus its residual value, is less than the carrying value of the property. To the extent impairment has occurred, the Company charges against income the excess of the carrying value of the property over its estimated fair value. The Company estimates fair value using unobservable data such as projected future operating income, estimated capitalization rates, or multiples, leasing prospects and local market information. The Company may decide to sell properties that are held for use and the sale prices of these properties may differ from their carrying values. Other than the impairment related to the transfer of the Tesla Pensacola Property to assets held for sale, as described above, the Company did not record any impairment adjustments to its investment properties resulting from events or changes in circumstances during the years ended December 31, 2025 and 2024, that would result in the projected value of the Company's investment properties being below their carrying value.

However, tenant defaults and early lease terminations can also result in the recognition of impairment. As a result of certain tenant-specific events (as described below) during the years ended December 31, 2025 and 2024, the Company recorded a loss on impairment of $74,328 and $182, respectively. In addition, during the year ended December 31, 2024, a tenant in the Company's Lancer Center Property defaulted on its lease. As a result, the Company determined that certain tangible assets (capitalized tenant improvements), intangible lease assets (leases in place, leasing commissions and legal and marketing costs), and intangible lease liabilities (below market lease liability) associated with the tenant's lease should be written off. The net book value of the below market lease intangible liability was greater than the combined net book value of the remaining assets associated with the tenant's lease, which resulted in a net gain on extinguishment of lease liabilities totaling $34,792, which is included in other income reported on the Company's consolidated statement of operations for the year ended December 31, 2024. No such net gain on extinguishment of lease liabilities was recorded during the year ended December 31, 2025.

Conditional Asset Retirement Obligation

A conditional asset retirement obligation represents a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement depends on a future event that may or may not be within the Company's control. Currently, the Company does not have any conditional asset retirement obligations. However, any such obligations identified in the future would result in the Company recording a liability if the fair value of the obligation can be reasonably estimated. Environmental studies conducted at the time the Company acquired its properties did not reveal any material environmental liabilities, and the Company is unaware of any subsequent environmental matters that would have created a material liability.

The Company believes that its properties are currently in material compliance with applicable environmental, as well as non-environmental, statutory and regulatory requirements. The Company did not record any conditional asset retirement obligation liabilities during the years ended December 31, 2025 and 2024, respectively.

Cash and Cash Equivalents and Restricted Cash

The Company considers all highly liquid investments purchased with an original maturity of 90 days or less to be cash and cash equivalents. Cash equivalents are carried at cost, which approximates fair value. Cash equivalents consist primarily of bank operating accounts and money markets. Financial instruments that potentially subject the Company to concentrations of credit risk include its cash and equivalents and its trade accounts receivable.

The Company places its cash and cash equivalents and any restricted cash held by the Company on deposit with financial institutions in the United States which are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. The Company's credit loss in the event of failure of these financial institutions' is represented by the difference between the FDIC limit and the total amounts on deposit. Management monitors the financial institutions credit worthiness in conjunction with balances on deposit to minimize risk. As of December 31, 2025, the Company held two cash accounts at a single financial institution with combined balances that exceeded the FDIC limit by $1,640,474. As of December 31, 2024, the Company held four cash accounts at a single financial institution with combined balances that exceeded the FDIC limit by $3,802,408.

Restricted cash represents amounts held by the Company for tenant security deposits, escrow deposits held by lenders for real estate taxes and insurance premiums, and capital reserves held by lenders for investment property capital improvements.

Tenant security deposits are restricted cash balances held by the Company to offset potential damages, unpaid rent or other unmet conditions of its tenant leases. As of December 31, 2025 and 2024, the Company reported $258,899 and $245,060, respectively, in security deposits held as restricted cash.

Escrow deposits are restricted cash balances held by lenders for real estate taxes and insurance premiums. As of December 31, 2025 and 2024, the Company reported $139,674 and $108,611, respectively, in escrow deposits.

Capital reserves are restricted cash balances held by lenders for capital improvements, leasing commissions and tenant improvements. As of December 31, 2025 and 2024, the Company reported $1,103,533 and $943,044, respectively, in capital property reserves.

	December 31,	
Property and Purpose of Reserve	**2025**	**2024**
Ashley Plaza Property – maintenance and leasing cost reserve	519,177	337,187
Brookfield Center Property – maintenance and leasing cost reserve	81,355	95,325
Franklin Square Property – leasing costs	503,001	510,532
Total	$ 1,103,533	$ 943,044

Crypto Assets (Bitcoin)

The Company accounts for its crypto asset holdings in accordance with ASU 2023-08, *Intangibles—Goodwill and Other—Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets ("ASU 2023-08")*. Under ASU 2023-08, crypto assets are measured at fair value, with realized and unrealized changes in fair value recognized in net income each reporting period. Fair value is determined using Level 1 inputs based on quoted prices in active markets. Crypto assets are classified as other intangible assets on the Company's consolidated balance sheet. The Company does not amortize crypto assets and does not assess crypto assets for impairment under this standard, as gains and losses are recorded through the income statement. Gains and losses are recorded under other income or other expense, as appropriate, on the Company's consolidated statements of operations.

A reconciliation of the Company's crypto asset activity for the years ended December 31, 2025 and 2024 is as follows:

	For the year ended December 31,			
	2025		**2024**	
Beginning balance	$	—	$	—
Purchases (1)		337,928		—
Sales		—		—
Realized gain (loss)		—		—
Unrealized loss		(44,026)		—
Ending Balance	$	**293,902**	$	—

(1) For the year ended December 31, 2025, purchases of 3.36 bitcoin at an average price of $100,459 plus transaction fees of $506.

Share Retirement

ASC 505 provides guidance on accounting for share retirement and establishes two alternative methods for accounting for the purchase price paid in excess of par value. The Company has elected the method by which the excess between par value and the purchase price, including costs and fees, is recorded to additional paid in capital on the Company's consolidated balance sheets. During the year ended December 31, 2025, the Company repurchased 11,320 shares of common stock, $0.01 par value per share ("Common Shares") at a total cost of $140,788, including $280 in fees associated with this repurchase, and at an average price of $12.44 per Common Share (including the impact of fees). The total repurchase price was recorded to Common Shares and additional paid in capital on the Company's consolidated balance sheets. For the year ended December 31, 2025, $113, was recorded to Common Shares and the difference, $140,675, was recorded to additional paid in capital on the Company's consolidated balance sheet. During the year ended December 31, 2024, the Company repurchased 2,830 Common Shares at a total cost of $32,467, including $62 in fees, and at an average price of $11.47 per Common Share (including the impact of fees). Of the total repurchase price, $28 was recorded to Common Shares and the difference, $32,439, was recorded to additional paid in capital on the Company's consolidated balance sheet.

Revenue Recognition

Retail, Flex, and Single Tenant Net Lease Property Revenues

The Company recognizes minimum rents from its retail center properties, flex center properties and STNL properties on a straight-line basis over the terms of the respective leases which results in an unbilled rent asset being recorded on the consolidated balance sheets. As of December 31, 2025 and 2024, the Company reported $1,272,531 and $1,114,365, respectively, in unbilled rent.

The Company's leases generally require the tenant to reimburse the Company for a substantial portion of its expenses incurred in operating, maintaining, repairing, insuring and managing the shopping center and common areas (collectively defined as Common Area Maintenance or "CAM" expenses). The Company includes these reimbursements, along with other revenue derived from late fees and seasonal events, on the consolidated statements of operations under the captions "Retail center property revenues", "Flex center property revenues," and "Single tenant net lease property revenues." This significantly reduces the Company's exposure to increases in costs and operating expenses resulting from inflation or other outside factors. The Company accrues reimbursements from tenants for recoverable portions of all these expenses as revenue in the period the applicable expenditures are incurred. The Company calculates the tenant's share of operating costs by multiplying the total amount of the operating costs allowable under each Tenant's lease by a fraction, the numerator of which is the total number of square feet being leased by the tenant, and the denominator of which is the average total square footage of all leasable buildings at the property. The Company also receives payments for these reimbursements from substantially all its tenants on a monthly basis throughout the year.

The Company recognizes differences between previously estimated recoveries and the estimated final billed amounts in the year in which the amounts become final. During the years ended December 31, 2025 and 2024, the Company recognized $319,672 and $164,239, respectively, in retail center, flex center property and STNL property tenant reimbursement revenues resulting from differences between the estimated final billed amounts and previously estimated recoveries. The Company includes these tenant reimbursement revenues on the consolidated statements of operations under the captions "Retail center property revenues", "Flex center property revenues", and "Single tenant net lease property revenues."

The Company recognizes lease termination fees in the period that the lease is terminated and collection of the fees is reasonably assured. Upon early lease termination, any unrecovered intangibles and other assets are written off as a loss on impairment. (See Impairment, above.). During the year ended December 31, 2025, the Company received $147,749 in termination fees from two tenants in the Company's Franklin Square Property and a $15,000 termination fee from a tenant in the Company's Brookfield Center Property. The Company recorded this lease termination fee as other income on the Company's consolidated statements of operations for the year ended December 31, 2025. The Company did not receive any lease termination fees during the year ended December 31, 2024.

Rent and Other Receivables

Rent and other receivables include tenant receivables related to base rents and tenant reimbursements. Rent and other receivables do not include receivables attributable to recording rents on a straight-line basis, which are included in unbilled rent, discussed above. The Company determines an allowance for the uncollectible portion of accrued rents and accounts receivable based upon customer credit worthiness (including expected recovery of a claim with respect to any tenants in bankruptcy), historical bad debt levels, and current economic trends. The Company considers a receivable past due once it becomes delinquent per the terms of the lease. A past due receivable triggers certain events such as notices, fees and other allowable and required actions per the lease. As of December 31, 2025 and 2024, the Company's allowance for uncollectible rent totaled $0, based on management's review of individual tenants' outstanding receivables. Management determined that no additional general reserve is considered necessary as of December 31, 2025 and 2024, respectively.

Income Taxes

Beginning with the Company's taxable year ended December 31, 2017, and ending on December 31, 2025, Medalist elected to be taxed as a REIT for federal income tax purposes under Sections 856 through 860 of the Internal Revenue Code and applicable Treasury regulations relating to REIT qualification. In order to maintain REIT status, the regulations require a REIT to distribute at least 90% of its taxable income to stockholders and meet certain other asset and income tests, as well as other requirements. The Company believes that it operated in a manner that met these requirements during those taxable years. Effective on January 1, 2026, Medalist terminated its election to be taxed as a REIT and will be subject to tax at regular corporate rates. The Company may not re-elect to be taxed as a REIT for five years.

During the year ended December 31, 2025, neither of the Company's entities that elected to be taxed as a TRS (Own Digital Treasury TRS, LLC, and MDRR XXV Sponsor, LLC) generated taxable income, so no income tax expense was recorded. These entities were formed during 2025, so during the year ended December 31, 2024, no income tax expense was recorded.

Management has evaluated the effect of the guidance provided by GAAP on *Accounting for Uncertainty of Income Taxes* and has determined that the Company had no uncertain income tax positions.

Use of Estimates

The Company has made estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and revenues and expenses during the reported period. The Company's actual results could differ from these estimates.

Noncontrolling Interests

The ownership interests not held by Medalist are considered noncontrolling interests. There are three elements of noncontrolling interests in the capital structure of the Company. These noncontrolling interests have been reported in equity on the consolidated balance sheets but separate from the Company's equity. On the consolidated statements of operations, the subsidiaries are reported at the consolidated amount, including both the amount attributable to the Company and noncontrolling interests. The Company's consolidated statements of changes in stockholders' equity includes beginning balances, activity for the period and ending balances for stockholders' equity, noncontrolling interests and total equity.

Prior to the Hanover Square Transactions, an outside party held a noncontrolling interest in the Hanover Square Property (consisting of both the Hanover Square Shopping Center and the Hanover Square Outparcel) in which the Company owned an 84% tenancy in common interest through its subsidiary and the outside party owned a 16% tenancy in common interest. The Hanover Square

Property's net income was allocated to the noncontrolling ownership interest based on its 16% ownership. During the year ended December 31, 2025, the Company did not own the Hanover Square Shopping Center and did not record any revenues or expenses associated with the Hanover Square Shopping Center. During the year ended December 31, 2024, 16% of the Hanover Square Property's net income of $2,837,047, or $453,928, was allocated to the noncontrolling ownership interest.

The second noncontrolling interest is in the Parkway Property in which the Company owns an 82% tenancy in common interest through its subsidiary and an outside party owns an 18% tenancy in common interest. The Parkway Property's net loss is allocated to the noncontrolling ownership interest based on its 18% ownership. During the year ended December 31, 2025, 18% of the Parkway Property's net income of $5,762, or $1,036, was allocated to the noncontrolling ownership interest. During the year ended December 31, 2024, 18% of the Parkway Property's net loss of $17,965, or $3,234, was allocated to the noncontrolling ownership interest.

The third noncontrolling ownership interest consists of the common units of the Operating Partnership (the "OP Units") that are not held by Medalist. On January 15, 2025, the Company issued 14,547 OP Units to Francis P. Kavanaugh, representing a portion of his 2025 compensation. On January 24, 2025, the Company issued 209,600 OP Units at a value of $12.50 per unit as consideration for the purchase of the Buffalo Wild Wings Property. On February 21, 2025, the Company issued 251,600 OP Units at a value of $12.50 per unit as consideration for the purchase of the United Rentals Property. On August 8, 2025 and November 14, 2025, the Company issued 240,004 and 2,405 OP Units, respectively to Francis P. Kavanaugh in exchange for 240,004 and 2,405 Common Shares, respectively.

In 2017, the members of a selling limited liability company invested $1,175,000 in the Operating Partnership in a 721 exchange, which allows the exchange of interests in real property for units in the operating partnership of a real estate investment trust, for 7,812 OP Units. Additionally, effective on January 1, 2020, 5,865 OP Units were issued in exchange for approximately 3.45% of the noncontrolling owner's tenant in common interest in the Hampton Inn Property, a property that was previously owned by the Company. On August 31, 2020, a holder of OP Units converted 332 OP Units into Common Shares. On January 18, 2024, the Company issued 19,348 OP Units to Francis P. Kavanaugh, representing a portion of his 2024 compensation. On February 16, 2024, the Company redeemed for cash the 5,865 OP Units that were issued to the Hampton Inn Property noncontrolling owner. On March 27, 2024, the Company issued 208,695 OP Units at a value of $11.50 per unit as consideration for the purchase of the Citibank Property. On May 30, 2024, the Company redeemed 1,330 OP Units for cash. On October 11, 2024, the Company issued 160,000 OP Units in a private placement at a purchase price of $12.50 per unit for total consideration of $2,000,000. The purchaser of the OP Units was Frank Kavanaugh, the Company's President and Chief Executive Officer and Chairman of the Board, and a related party.

As of December 31, 2025 and 2024, there were 1,111,021 and 392,864 OP Units outstanding, respectively, not held by Medalist. As of December 31, 2025 and 2024, respectively, 392,865 and 4,820 of the OP Units not held by Medalist were convertible to Common Shares. Outstanding OP Units have been adjusted for the Reverse Stock Split (as defined below). (See Note 7, below).

The OP Units not held by Medalist represent 50.02% and 22.60% of the outstanding OP Units as of December 31, 2025 and 2024, respectively. The noncontrolling interest percentage is calculated at any point in time by dividing the number of OP Units not owned by the Company by the total number of OP Units outstanding. The noncontrolling interest ownership percentage will change as additional Common Shares are issued by Medalist, or additional OP Units are issued or as OP Units are exchanged for Common Shares. During periods when the Operating Partnership's noncontrolling interest changes, the noncontrolling ownership interest is calculated based on the weighted average Operating Partnership noncontrolling ownership interest during that period. The Operating Partnership's net income (loss) is allocated to the noncontrolling OP Unit holders based on their ownership interest.

During the year ended December 31, 2025, a weighted average of 45.11% of the Operating Partnership's net income of $1,002,091, or $452,028, was allocated to the noncontrolling unit holders. During the year ended December 31, 2024, a weighted average of 8.17% of the Operating Partnership's net loss of $3,258,195, or $266,107, was allocated to the noncontrolling OP Unit holders.

Reclassifications

Outstanding Shares

All per share amounts, Common Shares outstanding, OP Units outstanding, and stock-based compensation amounts for all periods presented reflect the Company's one-for-ten reverse stock split (the "Reverse Stock Split") and five-for-one forward stock split (the "Forward Stock Split") which were both effective July 2, 2024 (see Completion of 1-for-10 Reverse Stock Split and 5-for-1 Forward Stock Split under Note 7, below.)

Recent Accounting Pronouncements

Upcoming Accounting Pronouncements

Disaggregation of Income Statement Expenses

In November 2024, the FASB issued ASU 2024-03, *Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*. The objective of ASU 2024-03 is to help investors better understand a company's performance and prospects for future cash flows, as well as compare its performance over time with that of other companies. To meet that objective, the update requires companies to provide a tabular disclosure in the notes to the financial statements that disaggregates all relevant expense captions in continuing operations on the face of the income statement into specific expenses, gains, and losses that are outlined in the guidance. The specific items include employee compensation, depreciation, intangible lease asset amortization, impairment losses, gains or losses on long-lived assets held for disposal or disposed of, gains and losses on derivative instruments and related hedged items, and various other expenses, gains and losses. The tabular presentation must also include a total for "other items" that are not required to be otherwise itemized for each relevant expense caption. A qualitative description of the "other items" category must also be provided. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating these disclosure requirements to determine their impact on its consolidated financial statements.

Derivatives and Hedging

In November 2025, the FASB issued ASU 2025-09 *Derivatives and Hedging (Topic 815): Hedge Accounting Improvements.* The new guidance is intended to more closely align hedge accounting with the economics of an entity's risk management activities and better reflect those strategies in financial reporting. ASU 2025-09 is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods and is to be adopted on a prospective basis. The Company is currently assessing the impact on its consolidated financial statements.

Interim Reporting

In December 2025, the FASB issued ASC 2025-11, Interim Reporting (Topic 270) which aims to improve the navigability of ASC 270 and clarify when it applies. This includes adding a list of required interim disclosures and the addition of a requirement for reporting entities to disclose events occurring after the end of the last annual reporting period that have a material impact on the entity. The ASU is not intended to change the fundamental nature of interim reporting or expand or reduce current disclosure requirements. ASU 2025-11 is effective for interim reporting periods within annual reporting periods beginning after December 15, 2027, and can be adopted either prospectively or retrospectively to any or all periods presented. The Company is currently evaluating these disclosure requirements to determine their impact on its consolidated financial statements.

Evaluation of the Company's Ability to Continue as a Going Concern

Under the accounting guidance related to the presentation of financial statements, the Company is required to evaluate, on a quarterly basis, whether or not the entity's current financial condition, including its sources of liquidity at the date that the consolidated financial statements are issued, will enable the entity to meet its obligations as they come due arising within one year of the date of the issuance of the Company's consolidated financial statements and to make a determination as to whether or not it is probable, under the application of this accounting guidance, that the entity will be able to continue as a going concern. The Company's consolidated financial statements have been presented on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

In applying applicable accounting guidance, management considered the Company's current financial condition and liquidity sources, including current funds available, forecasted future cash flows, the Company's obligations due over the next twelve months as well as the Company's recurring business operating expenses. The Company concludes that it is probable that the Company will be able to meet its obligations arising within one year of the date of issuance of these consolidated financial statements within the parameters set forth in the accounting guidance.

3.   Investment Properties

Investment properties consist of the following:

		December 31,		
		2025		**2024**
Land	$	10,228,920	$	14,733,611
Site improvements		2,276,444		2,668,442
Buildings and improvements (1)		40,065,797		59,526,896
Investment properties at cost (2)		**52,571,161**		**76,928,949**
Less accumulated depreciation		11,383,973		12,504,911
Investment properties, net	$	**41,187,188**	$	**64,424,038**

(1) Includes tenant improvements (both those acquired as part of the acquisition of the properties and those constructed after the properties' acquisition), capitalized leasing commissions and other capital costs incurred post-acquisition.

(2) Excludes intangible lease assets and liabilities (see Note 2, above, for a discussion of the Company's accounting treatment of intangible lease assets), escrow deposits and property reserves.

The Company's depreciation expense on investment properties was $2,904,931 and $3,299,199 for the years ended December 31, 2025 and 2024, respectively.

Capitalized Tenant Improvements

The Company carries three categories of capitalized tenant improvements on its consolidated balance sheets, all of which are recorded under investment properties, net, on the Company's consolidated balance sheets. The first category is the allocation of acquisition costs to tenant improvements that is recorded on the Company's consolidated balance sheets as of the date of the Company's acquisition of the investment property. The second category is tenant improvement costs incurred and paid by the Company subsequent to the acquisition of the investment property. The third category is tenant improvement costs incurred and paid by the Company subsequent to the acquisition of the investment property that are considered to be lease incentives under ASC 842. All three categories are recorded as a component of investment properties on the Company's consolidated balance sheets.

Depreciation expense on the allocation of acquisition costs to tenant improvements and tenant improvement costs incurred and paid by the Company subsequent to the acquisition of the investment property are depreciated on a straight-line basis as a component of depreciation expense on the Company's consolidated statement of operations. Capitalized lease incentives are amortized as a reduction of rental income on a straight-line basis over the term of the respective lease.

Details of these deferred costs, net of depreciation are as follows:

		December 31,		
		2025		**2024**
Capitalized tenant improvements – acquisition cost allocation, net	$	566,382	$	1,972,830
Capitalized tenant improvements incurred subsequent to acquisition, net		841,079		969,020
Capitalized tenant improvements considered to be lease incentives		—		26,681

Depreciation of capitalized tenant improvements arising from the acquisition cost allocation was $276,885 and $483,152 for the years ended December 31, 2025 and 2024, respectively. During the year ended December 31, 2025 the Company recorded $340,062 in tenant improvements arising from the acquisitions of the Buffalo Wild Wings Property and the United Rentals Property. During the year ended December 31, 2024 the Company recorded $47,211, in tenant improvements arising from the acquisition of the Citibank Property. During the year ended December 31, 2025, the Company transferred $1,469,625 in capitalized tenant improvements from the acquisition cost allocation, net of accumulated depreciation, to assets held for sale associated with the Salisbury Marketplace, Greenbrier Business Center, Buffalo Wild Wings, United Rentals and Parkway Properties. No such transfers were made during the year ended December 31, 2024. During the year ended December 31, 2024, the Company wrote off capitalized tenant improvements arising from the acquisition cost allocation of $96,182 associated with the tenant which defaulted on its lease. No such write-offs were recorded during the year ended December 31, 2025.

During the years ended December 31, 2025 and 2024, the Company recorded $548,212 and $344,314, respectively, in capitalized tenant improvements. Depreciation of capitalized tenant improvements incurred subsequent to acquisition was $300,492 and $274,166 for the years ended December 31, 2025 and 2024, respectively. During the year ended December 31, 2025, the Company wrote off capitalized tenant improvements incurred subsequent to acquisition of $25,223 associated with a tenant that terminated its lease. No such write-offs were recorded during the year ended December 31, 2024. During the year ended December 31, 2025, the Company transferred $350,438 in capitalized tenant improvements, net of accumulated depreciation, to assets held for sale associated with the Salisbury Marketplace and Greenbrier Business Center Properties. No such transfers were made during the year ended December 31, 2024.

Amortization of capitalized tenant improvements considered to be lease incentives was $1,236 and $2,964 for the years ended December 31, 2025 and 2024, respectively. During the years ended December 31, 2025 and 2024, the Company recorded $0 and $29,645, respectively, in capitalized tenant improvements considered to be lease incentives. During the year ended December 31, 2025, the Company transferred $25,445 in capitalized tenant improvements considered to be lease incentives, net of accumulated depreciation, to assets held for sale associated with the Salisbury Marketplace Property. No such transfers were made during the year ended December 31, 2024.

Capitalized Leasing Commissions

The Company carries two categories of capitalized leasing commissions on its consolidated balance sheets. The first category is the allocation of acquisition costs to leasing commissions that is recorded as an intangible lease asset (see Note 2, above, for a discussion of the Company's accounting treatment for intangible lease assets) on the Company's consolidated balance sheet as of the date of the Company's acquisition of the investment property. The second category is leasing commissions incurred and paid by the Company subsequent to the acquisition of the investment property. These costs are carried on the Company's consolidated balance sheets under investment properties.

The Company generally records depreciation of capitalized leasing commissions incurred and paid by the Company subsequent to the acquisition of an investment property on a straight-line basis over the terms of the related leases. Details of these deferred costs, net of depreciation are as follows:

| | December 31, | |
	2025	2024
Capitalized leasing commissions, net	$ 842,056	$ 876,908

During the years ended December 31, 2025 and 2024, the Company recorded $457,275 and $316,878, respectively, in capitalized leasing commissions. Depreciation on capitalized leasing commissions was $212,871 and $199,465 for the years ended December 31, 2025 and 2024, respectively. Additionally, the Company wrote off capitalized leasing commissions of $29,114 associated with early terminated leases (see Note 2) during the year ended December 31, 2025. No such write offs were recorded during the year ended December 31, 2024. During the year ended December 31, 2025, the Company transferred $250,142 in capitalized leasing commissions, net of accumulated amortization, to assets held for sale associated with the Salisbury Marketplace, Greenbrier Business Center and Parkway Properties. No such transfers were made during the year ended December 31, 2024.

2025 Property Acquisitions

Buffalo Wild Wings Property

On January 24, 2025, the Company completed its acquisition of the Buffalo Wild Wings Property, a 5,933 square foot single tenant building on 1.82 acres located in Bowling Green, Kentucky, through a wholly-owned subsidiary, from CWS BET Seattle, LP. The general partner of CWS BET Seattle, LP is Fort Ashford Funds, LLC, a California limited liability company controlled and owned by Frank Kavanaugh, the Company's President and Chief Executive Officer and the Chairman of the Board. The Buffalo Wild Wings Property, built in 2018, was 100% leased to Buffalo Wild Wings as of December 31, 2025. The purchase price for the Buffalo Wild Wings Property was $2,620,000 paid through the issuance of 209,600 OP Units at a price of $12.50 per OP Unit. The purchase price was determined by an independent, third-party appraisal obtained by the Company. Pursuant to the Related Person Transaction Policy, the Board's Audit Committee determined that the terms of the transaction were those that would normally be agreed upon in an arms-length transaction and approved this transaction. The Company's total investment was $2,667,429. The Company incurred $47,429 of closing costs which were capitalized and added to the tangible assets acquired. On December 30, 2025, the Company sold the Buffalo Wild Wings Property (see Sale of Investment Properties, below.)

United Rentals Property

On February 21, 2025, the Company completed its acquisition of the United Rentals Property, a 7,529 square foot single tenant building on 3.01 acres located in Huntsville, Alabama, through a wholly-owned subsidiary, from Dionysus Investments, LLC. The manager of Dionysus Investments, LLC is Fort Ashford Funds, LLC, a California limited liability company controlled and owned by Frank Kavanaugh, the Company's President and Chief Executive Officer and the Chairman of the Board. The United Rentals Property, built in 2008, was 100% leased to United Rentals as of December 31, 2025. The purchase price for the United Rentals Property was $3,145,000 paid through the issuance of 251,600 OP Units at a price of $12.50 per OP Unit. The purchase price was determined by an independent, third-party appraisal obtained by the Company. Pursuant to the Related Person Transaction Policy, the Board's Audit Committee determined that the terms of the transaction were those that would normally be agreed upon in an arms-length transaction and approved this transaction. The Company's total investment was $3,187,446. The Company incurred $42,446 of closing costs which were capitalized and added to the tangible assets acquired. On December 30, 2025, the Company sold the United Rentals Property (see Sale of Investment Properties, below.)

Tesla Pensacola Property

On July 18, 2025, the Company completed its acquisition of a Tesla sales, service and delivery facility consisting of a 45,461 square foot, single story building on 3.498 acres of land located at 312 E. 9 Mile Road, Pensacola, Florida (the "Tesla Pensacola Property"). The total purchase price paid for the Tesla Pensacola Property was $14,554,504. The acquisition was funded using proceeds from a line of credit in the amount of $14,700,000 (the "Farmers Line of Credit") with Farmers and Merchants Bank of Long Beach ("Farmers"). The Farmers Line of Credit was cross collateralized by the Tesla Pensacola Property, the Company's Citibank Property, Buffalo Wild Wings Property, and United Rentals Property. The Company incurred $70,134 of closing costs which were capitalized and added to the tangible assets acquired. As of July 18, 2025, the date of the acquisition, the Company intended to contribute the Tesla Pensacola Property to XXV DST and subsequently initiate efforts to sell 100% of the class 1 beneficial interests in the XXV DST to third-party investors.

On November 7, 2025, the Company completed its contribution of the Tesla Pensacola Property to the XXV DST in exchange for total consideration of $14,554,504 (the "Contribution"), as more fully described below, which was based on the price paid by the Company to acquire the Property on July 18, 2025. Upon closing of the Contribution, the Company received cash of $6,932,061 from the net proceeds of the Tesla DST Mortgage (as defined below), and class 2 beneficial interests in the DST having an approximate aggregate net value of $7,622,443. On November 7, 2025, in connection with the completion of the Contribution, the XXV DST entered into a mortgage loan agreement with Pinnacle Bank in the amount of $7,710,000.00 (the "Tesla DST Mortgage") (see Note 5, below.) The net proceeds of $6,932,061, and cash on hand, were used to repay $7,350,000 of the Farmers Line of Credit, leaving an outstanding balance on the Farmers Line of Credit of $7,350,000. Upon the closing of the contribution, Farmers released its security interest in the Tesla Pensacola Property.

	Buffalo Wild Wings Property	United Rentals Property	Tesla Pensacola Property	Total
Fair value of assets acquired:				
Investment property (a)	$ 2,501,345	$ 2,914,369	$ 13,444,461	$ 18,860,175
Lease intangibles (b)	222,139	273,077	1,635,990	2,131,206
Below market lease (b)	(56,055)	—	(455,813)	(511,868)
Fair value of net assets acquired (c)	$ 2,667,429	$ 3,187,446	$ 14,624,638	$ 20,479,513
Purchase consideration:				
Consideration paid with cash (d)	$ 47,429	$ 42,446	$ 303,260	$ 393,135
Consideration paid with proceeds from line of credit, short term, net	—	—	14,321,378 (e)	14,321,378
Consideration paid with OP Units	2,620,000 (f)	3,145,000 (g)	—	5,765,000
Total consideration (h)	$ 2,667,429	$ 3,187,446	$ 14,624,638	$ 20,479,513

a. Represents the fair value of the investment property acquired which includes land, buildings, site improvements and tenant improvements. The fair value was determined using the market approach, the cost approach, the income approach or a combination thereof. Closing costs were allocated and added to the fair value of the tangible assets acquired.

b. Represents the fair value of lease intangibles. Lease intangibles include leasing commissions, leases in place, below market leases and legal and marketing costs associated with replacing existing leases.

c. Represents the total fair value of assets and liabilities acquired at closing.

d. Represents cash paid for closing costs paid at closing or directly by the Company outside of closing.

e. Represents the Farmers Line of Credit used to fund the purchase of the Tesla Pensacola Property, net of capitalized loan issuance costs. See Note 5, below.

f. Represents issuance of 209,600 OP Units at $12.50 per Operating Partnership Unit. See Note 7, below.

g. Represents issuance of 251,600 OP Units at $12.50 per Operating Partnership Unit. See Note 7, below.

h. Represents the consideration paid for the fair value of the assets and liabilities acquired.

2024 Property Acquisitions

Acquisition of 16% noncontrolling interest in the Hanover Square Outparcel

On March 25, 2024, the Company completed the acquisition of its tenant in common partner's 16% ownership interest in the Hanover Square Outparcel through a wholly-owned subsidiary. The purchase price for the 16% interest in the Hanover Square Outparcel was $98,411 paid in cash. The Company's total investment was $100,891. The Company incurred $2,480 of closing costs which were capitalized and added to the tangible assets acquired.

Citibank Property

On March 28, 2024, the Company completed its acquisition of the Citibank Property, a 4,350 square foot single tenant building on 0.45 acres located in Chicago, Illinois, through a wholly-owned subsidiary, from RMP 3535 N. Central Ave., LLC. The sole manager and member of RMP 3535 N. Central Ave., LLC is CWS BET Seattle, LP, a Delaware limited partnership, a company controlled and owned by Frank Kavanaugh, the Company's President and Chief Executive Officer and the Chairman of the Board. The Citibank Property, built in 1954 and subsequently renovated, was 100% leased to Citibank, NA. The purchase price for the Citibank Property was $2,400,000 paid through the issuance of 208,695 OP Units at a price of $11.50 per OP Unit. The purchase price was determined by an independent, third-party appraisal obtained by the Company. Pursuant to the Related Person Transaction Policy, the Board's Audit Committee determined that the terms of the transaction were those that would normally be agreed upon in an arms-length transaction and approved this transaction. The Company's total investment was $2,444,454. The Company incurred $44,454 of closing costs which were capitalized and added to the tangible assets acquired.

	NCI Interest in Hanover Square Outparcel (a)		Citibank Property		Total	
Fair value of assets acquired:						
Investment property	$	100,891	$	2,298,373 (a)	$	2,399,264
Lease intangibles		—		245,837 (b)		245,837
Below market lease		—		(99,756)(b)		(99,756)
Fair value of net assets acquired	$	100,891	$	2,444,454 (c)	$	2,545,345
Purchase consideration:						
Consideration paid with cash	$	100,891	$	44,454 (d)	$	145,345
Consideration paid with OP Units		—		2,400,000 (e)		2,400,000
Total consideration	$	100,891	$	2,444,454 (f)	$	2,545,345

NCI Interest in Hanover Square Outparcel

a. Represents the total acquisition cost of the land acquired. Closing costs were allocated and added to the fair value of the tangible assets acquired.

Citibank Property

a. Represents the fair value of the investment property acquired which includes land, buildings, site improvements and tenant improvements. The fair value was determined using the market approach, the cost approach, the income approach or a combination thereof. Closing costs were allocated and added to the fair value of the tangible assets acquired.

b. Represents the fair value of lease intangibles. Lease intangibles include leasing commissions, leases in place, above market leases and legal and marketing costs associated with replacing existing leases.

c. Represents the total fair value of assets and liabilities acquired at closing.

d. Represents cash paid for closing costs paid at closing or directly by the Company outside of closing.

e. Represents issuance of 208,695 OP Units at $11.50 per Operating Partnership Unit. See Note 7, below.

f. Represents the consideration paid for the fair value of the assets and liabilities acquired.

Assets Held For Sale

The Company records properties, including the related intangible lease assets, as assets held for sale and any related intangible lease liabilities and any associated mortgages payable, net, as liabilities associated with assets held for sale, on the Company's consolidated balance sheets when management has committed to a plan to sell the assets, actively seeks a buyer for the assets, and the consummation of the sale is considered probable and is expected within one year.

During February 2025, the Company committed to a plan to sell the Hanover Square Outparcel. As a result, during the three months ended March 31, 2025, the Company reclassified the assets associated with the Hanover Square Outparcel as assets held for sale. The Company believes that the fair value, less estimated costs to sell, exceeded the Company’s carrying cost, so the Company did not record any impairment of assets held for sale related to the Hanover Square Outparcel for the year ended December 31, 2025.

During June 2025, the Company committed to a plan to sell the Salisbury Marketplace Property. As a result, effective on June 30, 2025, the Company reclassified the assets associated with the Salisbury Marketplace Property as assets held for sale. The Company believed that the fair value, less estimated costs to sell, exceeded the Company’s carrying cost, so the Company did not record any impairment of assets held for sale related to the Salisbury Marketplace Property for the year ended December 31, 2025. On October 23, 2025, the Company completed the sale of the Salisbury Marketplace Property (see below).

As discussed above, on July 18, 2025, the Company acquired the Tesla Pensacola Property and immediately committed to a plan to contribute the Tesla Pensacola Property to the Company’s first DST and subsequently commence efforts to sell 100% of the class 1 beneficial ownership interests in the DST. As a result, upon the acquisition of the Tesla Pensacola Property, the Company immediately recorded the assets associated with the Telsa Pensacola Property as assets held for sale. The Company believes that the Company’s carrying cost exceeded the fair value, less estimated costs to sell, so the Company recorded $120,000 in impairment of assets held for sale related to the Tesla Pensacola Property for the year ended December 31, 2025. On November 7, 2025, the Company completed the contribution of the Tesla Pensacola Property to a DST. As of December 31, 2025, the Company had not sold any beneficial interests in the DST. (See note 10, Subsequent Events, below).

During August 2025, the Company committed to a plan to sell the Greenbrier Business Center Property. As a result, during the three months ended September 30, 2025, the Company reclassified the assets associated with the Greenbrier Business Property as assets held for sale. The Company believes that the fair value, less estimated costs to sell, exceeded the Company’s carrying cost, so the Company did not record any impairment of assets held for sale related to the Greenbrier Business Center Property for the year ended December 31, 2025.

During October 2025, the Company committed to a plan to sell the Buffalo Wild Wings and United Rentals Properties. As a result, as of October 31, 2025, the Company reclassified the assets associated with the Buffalo Wild Wings and United Rentals Properties as assets held for sale. The Company believed that the Company's carrying cost exceeded the fair value, less estimated costs to sell, so the Company recorded $160,789 and $381,605 in impairment of assets held for sale related to the Buffalo Wild Wings and United Rentals Properties, respectively, for the year ended December 31, 2025. As discussed below, on December 30, 2025, the Company completed the sale of the Buffalo Wild Wings and United Rentals Properties.

During December 2025, the Company committed to a plan to sell the Parkway Property. As a result, as of December 31, 2025, the Company reclassified these assets associated with the Parkway Property as assets held for sale and liabilities associated with assets held for sale, respectively. The Company believes that the fair value, less estimated costs to sell, exceeded the Company's carrying cost, so the Company did not record any impairment of assets held for sale related to the Parkway Property for the year ended December 31, 2025.

As of December 31, 2025 and 2024, assets held for sale and liabilities associated with assets held for sale consisted of the following:

| | December 31, | |
Assets Held for Sale	2025	2024
Investment properties, net, held for sale, associated with the Greenbrier Business Center Property	$ 6,290,551	$ —
Investment properties, net, held for sale, associated with the Tesla Pensacola Property	13,342,198	—
Investment properties, net, held for sale, associated with the Hanover Square Outparcel	397,367	—
Investment properties, net, held for sale, associated with the Parkway Property	6,611,780	—
Intangible lease assets, net, held for sale, associated with the Greenbrier Business Center Property	22,107	—
Intangible lease assets, net, held for sale, associated with the Tesla Pensacola Property	1,635,990	—
Total assets held for sale	**$ 28,299,993**	**$ —**

| | December 31, | |
Liabilities Held for Sale	2025	2024
Mortgages payable, net, associated with the Greenbrier Business Center Property	$ 6,356,947	$ —
Mortgages payable, net, associated with the Tesla DST Property	7,505,754	—
Mortgages payable, net, associated with the Parkway Property	4,683,797	—
Intangible lease liabilities, net, held for sale associated with the Tesla Pensacola Property	455,813	—
Total liabilities held for sale	**$ 19,002,311**	**$ —**

Sales of Investment Properties

On March 13, 2024, the Company sold the Hanover Square Shopping Center Property to an unrelated third party for a sale price of $13,000,000, less credits for repairs of $85,000, resulting in a gain on disposal of investment properties of $2,819,502 reported on the Company's consolidated statement of operations for the year ended December 31, 2024.

On October 23, 2025, the Company sold the Salisbury Marketplace Property to an unrelated third party for a sale price of $9,930,000, resulting in a gain on disposal of investment properties of $841,278 reported on the Company's consolidated statement of operations for the year ended December 31, 2025.

On December 30, 2025, the Company sold the Buffalo Wild Wings and United Rentals Properties to an unrelated third party for a sale price of $2,507,500 and $2,792,000, respectively, resulting in a loss on disposal of investment properties of $52,760 and $57,079, respectively, reported on the Company's consolidated statement of operations for the year ended December 31, 2025.

The Company reports properties that either were previously disposed of or are currently held for sale in continuing operations in the Company's consolidated statements of operations if the disposition, or anticipated disposition, of the assets does not represent a shift in the Company's investment strategy. The Company's sale of the Buffalo Wild Wings and United Rentals Properties on December 30, 2025, the Salisbury Marketplace Property on October 23, 2025, and the Hanover Square Shopping Center Property on March 13, 2024, and the Company's planned sale of the Greenbrier Business Center and Parkway Properties, does not constitute a change in the

Company's investment strategy, which continues to include retail center and flex center properties as a targeted asset class, but which has been expanded to include sales of some of the Company's legacy portfolio to create capital for the Company's DST sponsorship program and acquisition of additional STNL properties.

Operating results of the Hanover Square Shopping Center, Salisbury Marketplace, Buffalo Wild Wings and United Rentals Properties, which are included in continuing operations, are as follows:

	For the year ended December 31,	
	2025	2024
Revenue		
Retail center property revenues	$ 767,676	$ 1,250,756
Single tenant net lease property revenues	294,239	—
Total Revenue	**1,061,915**	**1,250,756**
Operating Expenses		
Retail center property operating expenses	207,159	303,955
Single tenant net lease property operating expenses	—	—
Bad debt expense	1,061	16,232
Impairment of assets held for sale	542,394	—
Depreciation and amortization	446,686	697,430
Total Operating Expenses	**1,197,300**	**1,017,617**
Gain on disposal of investment properties	731,439	2,819,502
Loss on extinguishment of debt	—	51,837
Operating Income	**596,054**	**3,000,804**
Interest expense	271,655	426,295
Net Income	**324,399**	**2,574,509**
Less: Net income attributable to Hanover Square Property noncontrolling interests	—	453,928
Less: Net income attributable to Operating Partnership noncontrolling interests	13,605	173,251
Net Income Attributable to Medalist Common Stockholders	**$ 310,794**	**$ 1,947,330**

4. Mandatorily Redeemable Preferred Stock

On February 19, 2020, the Company issued and sold 200,000 shares of 8.0% Series A cumulative redeemable preferred stock at $23.00 per share, resulting in gross proceeds of $4,600,000. Net proceeds from the issuance were $3,860,882, which includes the impact of the underwriters' discounts, selling commissions and legal, accounting and other professional fees, and is presented on the Company's consolidated balance sheets as mandatorily redeemable preferred stock.

The mandatorily redeemable preferred stock was issued at $23.00 per share, a $2.00 per share discount. The total discount of $400,000 was amortized over the five-year life of the shares using the effective interest method. Additionally, the Company incurred $739,118 in legal, accounting, other professional fees and underwriting discounts related to this offering. These costs were recorded as deferred financing costs on the accompanying consolidated balance sheets as a direct deduction from the carrying amount of the mandatorily redeemable preferred stock liability and were amortized using the effective interest method over the term of the agreement.

The Company classified the mandatorily redeemable preferred stock as a liability in accordance with ASC Topic No. 480, "*Distinguishing Liabilities from Equity*," which states that mandatorily redeemable financial instruments should be classified as liabilities and therefore the related dividend payments are treated as a component of interest expense in the accompanying consolidated statements of operations (see Note 5, below, for a discussion of interest expense associated with the mandatorily redeemable preferred stock).

For all periods during which the mandatorily redeemable preferred stock was outstanding, the Company paid a cash dividend on the stock equal to 8% per annum, paid quarterly. Amortization of the discount and deferred financing costs related to the mandatorily redeemable preferred stock totaling $2,404 and $246,966 was included in interest expense for the years ended December 31, 2025 and 2024, respectively, in the accompanying consolidated statements of operations. Accumulated amortization of the discount and deferred financing costs was $0 and $1,127,339 as of December 31, 2025 and 2024, respectively.

As of December 31, 2025 and 2024, the Company recorded $0 and $21,334, respectively, in accrued but unpaid dividends on the mandatorily redeemable preferred stock. This amount is reported in accounts payable and accrued liabilities on the Company's consolidated balance sheets.

On November 25, 2024, the Company completed a partial redemption of 140,000 shares of its mandatorily redeemable preferred stock. The redemption price was $25.00 per share, plus $0.05 per share of accrued dividends. The Company used proceeds from the private placement of OP Units and cash on hand to fund the $3,527,160 for the partial redemption and accrued dividends. As a result of the redemption, the Company recorded a loss on redemption of mandatorily redeemable preferred stock of $47,680 for the year ended December 31, 2024, which represented the unamortized discount and deferred financing costs associated with the redeemed mandatorily redeemable preferred shares.

On January 10, 2025, the Company completed the final redemption of the remaining 60,000 shares of its mandatorily redeemable preferred stock. The redemption price was $25.00 per share, plus $0.44 per share of accrued dividends. The Company used proceeds from the private placement of Common Shares to fund the $1,526,500 for the final redemption and accrued dividends. As a result of the final redemption, the Company recorded a loss on redemption of mandatorily redeemable preferred stock of $9,375 for the year ended December 31, 2025, which represented the unamortized discount and deferred financing costs associated with the redeemed mandatorily redeemable preferred shares.

5. Loans Payable

Mortgages Payable

The Company's mortgages payables, net consists of the following:

Property	Monthly Payment	Interest Rate	Maturity	December 31, 2025	December 31, 2024
Franklin Square (a)	$ 61,800	3.808 %	December 2031	$ 13,015,840	$ 13,250,000
Ashley Plaza (b)	52,795	3.75 %	September 2029	10,220,312	10,460,350
Brookfield Center (c)	22,876	3.90 %	November 2029	4,377,112	4,476,429
Parkway Center (d)	37,310	Variable	November 2031	—	4,814,563
Wells Fargo Mortgage Facility (Lancer Center) (e)	56,877	4.50 %	June 2027	5,502,446	17,509,420
Unamortized issuance costs, net				(286,847)	(509,700)
Total mortgages payable, net				**$ 32,828,863**	**$ 50,001,062**

(a) The mortgage loan for the Franklin Square Property in the principal amount of $13,250,000 has a ten-year term and a maturity date of December 6, 2031. The mortgage loan bears interest at a fixed rate of 3.808% and was interest only until January 6, 2025, at which time the monthly payment became $61,800, which includes interest and principal based on a thirty-year amortization schedule. The mortgage loan includes covenants for the Company to maintain a net worth of $13,250,000, excluding the assets and liabilities associated with the Franklin Square Property and for the Company to maintain liquid assets of no less than $1,000,000. As of December 31, 2025 and 2024, the Company believes that it is compliant with these covenants. The Company has guaranteed the payment and performance of the obligations of the mortgage loan.

(b) The mortgage loan for the Ashley Plaza Property bears interest at a fixed rate of 3.75% and was interest only for the first twelve months. Beginning on October 1, 2020, the monthly payment became $52,795 for the remaining term of the loan, which includes interest at the fixed rate, and principal, based on a thirty-year amortization schedule. The mortgage loan includes covenants for the Company to maintain a net worth of $11,400,000, excluding the liabilities associated with the mortgage loan for the Ashley Plaza Property, and for the Company to maintain liquid assets of no less than $1,140,000. As of December 31, 2025 and 2024, the Company believes that it is compliant with these covenants.

(c) The mortgage loan for the Brookfield Property bears interest at a fixed rate of 3.90% and was interest only for the first twelve months. Beginning on November 1, 2020, the monthly payment became $22,876 for the remaining term of the loan, which includes interest at the fixed rate, and principal, based on a thirty-year amortization schedule. The mortgage loan includes covenants for the Company to maintain a net worth of $4,850,000, excluding the liabilities associated with the mortgage loan for the Brookfield Property, and for the Company to maintain liquid assets of no less than $485,000. As of December 31, 2025 and 2024, the Company believes that it is compliant with these covenants.

(d) The interest rate for the mortgage loan for the Parkway Property is based on Term SOFR, with a margin of 236.44 basis points. Under the terms of the mortgage, the interest rate payable each month shall not change by greater than 1% during any six-month period and 2% during any 12-month period. As of December 31, 2025 and 2024 the rate in effect for the Parkway Property mortgage was 6.24% and 6.92%, respectively. The monthly payment, which varies based on the interest rate in effect each month, includes interest at the variable rate, and principal based on a thirty-year amortization schedule. The mortgage loan for the Parkway Property includes a covenant to maintain a debt service coverage ratio of not less than 1.30 to 1.00 on an annual basis. As of December 31, 2025 and 2024, the Company believes that it is compliant with this covenant. During the year ended December 31, 2025, the Company reclassified the mortgage loan for the Parkway Property to liabilities associated with assets held for sale.

(e) On June 13, 2022, the Company entered into a mortgage loan facility with Wells Fargo Bank (the "Wells Fargo Mortgage Facility") in the principal amount of $18,609,500. The proceeds of this mortgage were used to finance the acquisition of the Salisbury Marketplace Property and to refinance the mortgages payable on the Lancer Center Property and the Greenbrier Business Center Property (the "Secured Properties"). The Wells Fargo Mortgage Facility bears interest at a fixed rate of 4.50% for a five-year term. The monthly payment, which includes interest at the fixed rate, and principal, based on a twenty-five-year amortization schedule, is $103,438. The Company has provided an unconditional guaranty of the payment of and performance under the terms of the Wells Fargo Mortgage Facility. The Wells Fargo Mortgage Facility credit agreement includes covenants to maintain a debt service coverage ratio of not less than 1.50 to 1.00 on an annual basis, a combined minimum debt yield of 9.5% on the Secured Properties, and the maintenance of liquid assets of not less than $1,500,000. As of December 31, 2025 and 2024, the Company believes that it is compliant with these covenants.

On October 23, 2025, the Company sold the Salisbury Marketplace Property and used $5,145,479 of the net proceeds of the sale to reduce the principal balance of the Wells Fargo Mortgage Facility in exchange for Wells Fargo releasing its security interest in the Salisbury Marketplace Property. As of December 31, 2025, the remaining outstanding balance, the monthly payment (which remains unchanged) and the remaining unamortized loan issuance costs related to the Wells Fargo Mortgage Facility are allocated, for reporting purposes, among the Lancer Center Property and Greenbrier Business Center Property based on each property's proportionate share of the total combined appraised value at the time the Wells Fargo Mortgage Facility was originated. The portion allocated to the Lancer Center Property is reported in Mortgages payable, net, on the Company's consolidated balance sheets, while the portions allocated to the Greenbrier Business Center Property, representing the estimated paydown amount upon its anticipated sale, is included in liabilities associated with assets held for sale on the Company's consolidated balance sheets.

The Company's mortgages payables, net, associated with assets held for sale, consists of the following:

Property	Monthly Payment	Interest Rate	Maturity	December 31, 2025	December 31, 2024
Parkway Property (see note (d), above)	$ 37,310	Variable	November 2031	$ 4,683,797	$ —
Wells Fargo Mortgage Facility (Greenbrier Business Center) (see note (e), above)	46,561	4.50 %	June 2027	6,356,947	—
Tesla DST Mortgage (a)	Interest only	Variable	November 2030	7,505,754	—
Total mortgages payable, net, associated with assets held for sale				**$ 18,546,498**	**$ —**

(a) On November 7, 2025, the Company's subsidiary, MDRR XXV DST 1, entered into a mortgage loan with Pinnacle Bank (the "Tesla DST Mortgage"). The Tesla DST Mortgage has a five year term, is interest only and bears interest at a variable rate based on Term SOFR plus 2.5%. As of December 31, 2025, Term SOFR was 3.69% and 4.33%, respectively. The Tesla DST Mortgage is non-recourse to the Company, except for fraud, intentional misrepresentation, gross negligence, physical waste and other similar acts or omissions. Under the terms of the Tesla DST Mortgage, the failure of the borrower to maintain a minimum debt service coverage ration ("DSCR") of 1.25 constitutes a "trigger event" under which borrower would be required to establish a cash management account to which all rents and profits would be deposited and remain under the control of the lender until the trigger event is terminated. As of December 31, 2025, the Company believes it is compliant with the DSCR requirement.

Farmers Line of Credit

On July 18, 2025, in connection with the completion of the acquisition of the Tesla Pensacola Property discussed in Note 3, above, the Company, through its wholly-owned subsidiaries, entered into a loan agreement with Farmers and Merchants Bank of Long Beach, for the Farmers Line of Credit in the maximum amount of $14,700,000. The Farmers Line of Credit is cross collateralized by the Tesla Pensacola Property, the Citibank Property, the Buffalo Wild Wings Property, and the United Rentals. Amounts outstanding under the Farmers Line of Credit bear interest at a floating rate pegged to the prime rate announced by Farmers.

On November 7, 2025, in connection with the Company's contribution of the Tesla Pensacola Property to the XXV DST, the Company repaid $7,350,000 of the Farmers Line of Credit and Farmers released its lien on the Tesla Pensacola Property. During November and December 2025, the Company made additional principal payments of $2,000,000 and $948,997, respectively. On December 30, 2025, the Company used $4,401,003 from the proceeds of the sale of the Buffalo Wild Wings and United Rentals Properties to complete the repayment of the Farmers Line of Credit.

The Farmers Line of Credit was unconditionally guaranteed by the Company and the Operating Partnership, had a one-year term, maturing on August 10, 2026. As of December 31, 2025 and 2024, respectively, the balance of the Farmers Line of Credit was $0.

Tesla DST Mortgage

On November 7, 2025, in connection with the contribution of the Tesla Pensacola Property to the XXV DST discussed in Note 3, the XXV DST entered into the Telsa DST Mortgage with Pinnacle Bank for a principal amount of $7,710,000. The Pinnacle Loan is collateralized by the Tesla Pensacola Property. Amounts outstanding under the Pinnacle Loan bear interest at a floating rate of one month SOFR plus 2.5%. As of December 31, 2025 and 2024, SOFR was 3.69% and 4.33%, respectively. The Pinnacle Loan provides for monthly interest only payments and has a five-year term and matures on November 7, 2030. The XXV DST received $6,932,061 in net proceeds which was used to fund a portion of the total consideration associated with the Company's contribution of the Tesla Pensacola Property to the XXV DST. The Company used these proceeds, and cash on hand, to make a $7,350,000 principal repayment on the Farmers Line of Credit.

In connection with the Tesla DST Mortgage, the Operating Partnership agreed to provide a limited guaranty (the "Guaranty") with respect to certain potential costs, expenses, losses, damages and other sums for which the XXV DST is directly liable under the Tesla DST Mortgage, including losses or damages that may result from certain intentional actions committed by the XXV DST in violation of the Tesla DST Mortgage. The Operating Partnership also provide a guaranty of the principal balance and any interest or other sums outstanding under the Tesla DST Mortgage in the event of certain bankruptcy or insolvency proceedings involving the XXV DST.

Interest Rate Protection Transactions

Parkway Mortgage Loan

On October 28, 2021, the Company entered into an interest rate protection transaction to limit its exposure to increases in interest rates on the variable rate mortgage loan on the Parkway Property (the "Interest Rate Protection Transaction"). Under this agreement, the Company's interest rate exposure is capped at 5.25% if USD 1-Month ICE LIBOR exceeds 3%. Effective on July 1, 2023, the interest rate index under the Interest Rate Protection Transaction automatically converted to SOFR. As of December 31, 2025 and 2024, SOFR was 3.69% and 4.33%, respectively. In accordance with the guidance on derivatives and hedging, the Company records all derivatives on the balance sheet at fair value under other assets. The Company determines fair value based on the three-level valuation hierarchy for fair value measurement. Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets in markets that are not active; and inputs other than quoted prices. Level 3 inputs are unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. The fair value of the Interest Rate Protection Transaction is valued by an independent, third-party consultant which uses observable inputs such as yield curves, volatilities and other current market data, all of which are considered Level 2 inputs. As of December 31, 2025 and 2024, the fair value of the Interest Rate Protection Transaction was $27,224 and $117,390, respectively, and is recorded under other assets on the Company's consolidated balance sheets. The Company reports changes in the fair value of the derivative in other income on its consolidated statements of operations.

For the period from September 1, 2022 through June 30, 2023, LIBOR, and for the period from July 1, 2023 through December 31, 2025, SOFR, exceeded the 3% cap, and payments from the Interest Rate Protection Transaction reduced the Company's net interest expense. Payments to the Company from the Interest Rate Protection Transaction are recorded as an offset to interest expense on the Company's consolidated statements of operations for the years ended December 31, 2025 and 2024.

Tesla DST Mortgage

Concurrent with the Pinnacle Loan closing the XXV DST entered into an interest rate swap agreement with Pinnacle Bank (the "Interest Rate Swap") to fix the interest rate at 5%. The Interest Rate Swap has a $7,710,000 notional amount and provides for the XXV DST to make monthly payments to Pinnacle Bank based on a fixed 5% rate and for Pinnacle Bank to make monthly payments to the XXV DST based on a variable amount of one month SOFR plus 2.5%. The XXV DST paid a premium of $417,136 to secure the 5% fixed rate. The Interest Rate Swap matures concurrently with the maturity of the Tesla DST Mortgage, or November 7, 2030. The Company has not designated the Interest Rate Swap as a hedge and consequently hedge accounting will not apply.

In accordance with the guidance on derivatives, the Company records all derivatives on the balance sheet at fair value under other assets. The Company determines fair value based on the three-level valuation hierarchy for fair value measurement. Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets in markets that are not active; and inputs other than quoted prices. Level 3 inputs are unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. The fair value of the Interest Rate Swap is valued by an independent, third-party consultant which uses observable inputs such as yield curves, volatilities and other current market data, all of which are considered Level 2 inputs. As of December 31, 2025 and 2024, the fair value of the Interest Rate Swap was $326,551 and $0, respectively, and is recorded under other assets on the Company's consolidated balance sheets. The Company reports changes in the fair value of the derivative in other income on its consolidated statements of operations.

Wells Fargo Line of Credit

On June 13, 2022, the Company, through its wholly-owned subsidiaries, entered into a loan agreement with Wells Fargo Bank, National Association for a $1,500,000 line of credit (the "Original Wells Fargo Line of Credit"). On May 2, 2023, the Company and Wells Fargo Bank, National Association entered into the First Amendment to the Revolving Line of Credit Note which extended the maturity date of the Original Wells Fargo Line of Credit to June 9, 2024. On June 5, 2024, the Company and Wells Fargo Bank, National Association entered into the Second Amended to the Revolving Line of Credit Note which further extended the maturity date of the Original Wells Fargo Line of Credit to October 7, 2024. Outstanding balances on the Original Wells Fargo Line of Credit bore interest at a floating rate of 2.25% above daily SOFR. The Original Wells Fargo Line of Credit was secured by the Lancer Center Property, the Greenbrier Business Center Property and the Salisbury Marketplace Property, was unconditionally guaranteed by the Company, and any outstanding balances would have been due on the October 7, 2024 maturity date.

On October 2, 2024, the Company, through its wholly-owned subsidiaries, entered into an amended and restated Revolving Line of Credit Note with Wells Fargo Bank, National Association that increased the line of credit from $1,500,000 to $4,000,000 (the "Expanded Wells Fargo Line of Credit"). Outstanding balances on the Expanded Wells Fargo Line of Credit will bear interest at a floating rate of 3.10% above Daily Simply SOFR, which, with respect to any day (a "SOFR Rate Day") means a rate per annum equal to SOFR for the day that is two U.S. Government Securities Business Days prior to (i) if such SOFR Rate Day is a U.S. Government Securities Business Day, such SOFR Rate Day or (ii) if such SOFR Rate Day is not a U.S. Government Securities Business Day, the U.S. Government Securities Business Day immediately preceding such SOFR Rate Day, subject to certain exceptions. A U.S. Government Securities Business Day is any day except for Saturday, Sunday or a day on which the Securities Industry and Financial Markets Association, or any successor thereto, recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities.

On April 28, 2025 the Company terminated the Expanded Wells Fargo Line of Credit and Wells Fargo Bank released its security interest in the Citibank Property.

Loss on Extinguishment of Debt

On April 28, 2025, the Company terminated the Expanded Wells Fargo Line of Credit. The Company accounted for the termination under debt extinguishment accounting in accordance with ASC 470. During the year ended December 31, 2025, the Company recorded a loss on extinguishment of debt of $51,081 consisting of unamortized loan issuance costs.

During the year ended December 31, 2025, the Company repaid the Farmers Line of Credit. The Company accounted for the repayment under debt extinguishment accounting in accordance with ASC 470. During the year ended December 31, 2025, the Company recorded a loss on extinguishment of debt of $379,563 consisting of unamortized loan issuance costs.

On March 13, 2024, the Company sold the Hanover Square Shopping Center Property and repaid the mortgage loan for the Hanover Square Property. The Company accounted for the repayment of the mortgage payable under debt extinguishment accounting in accordance with ASC 470. During the year ended December 31, 2024, the Company recorded a loss on extinguishment of debt of $51,837 consisting of unamortized loan issuance costs.

Interest Expense

Interest expense, including amortization of capitalized issuance costs consists of the following:

	For the year ended December 31, 2025				
	Mortgage Interest Expense	Amortization of discounts and capitalized issuance costs	Interest rate protection transaction payments	Other interest expense	Total
Franklin Square	$ 506,669	$ 28,372	$ —	$ —	$ 535,041
Ashley Plaza	393,504	17,430	—	—	410,934
Brookfield Center	175,194	11,351	—	—	186,545
Parkway Center	315,724	11,026	(70,111)	—	256,639
Wells Fargo Mortgage Facility	747,305	28,671	—	—	775,976
Wells Fargo Line of Credit	—	—	—	2,500	2,500
Tesla Pensacola (Farmers Line of Credit)	382,771	—	—	—	382,771
Tesla Pensacola DST (Pinnacle Bank)	75,679	—	(16,783)	—	58,896
Amortization and preferred stock dividends on mandatorily redeemable preferred stock	—	2,404	—	5,066	7,470
Other interest	—	—	—	3,624	3,624
Total interest expense	**$ 2,596,846**	**$ 99,254**	**$ (86,894)**	**$ 11,190**	**$ 2,620,396**

	For the year ended December 31, 2024				
	Mortgage Interest Expense	Amortization of discounts and capitalized issuance costs	Interest rate protection transaction payments	Other interest expense	Total
Franklin Square	$ 512,969	$ 28,372	$ —	$ —	$ 541,341
Hanover Square	129,248	—	—	—	129,248
Ashley Plaza	403,550	17,430	—	—	420,980
Brookfield Center	179,530	11,350	—	—	190,880
Parkway Center	351,240	11,027	(116,329)	—	245,938
Wells Fargo Mortgage Facility	811,396	32,300	—	—	843,696
Wells Fargo Line of Credit	—	—	—	17,700	17,700
Amortization and preferred stock dividends on mandatorily redeemable preferred stock	—	246,966	—	378,490	625,456
Other interest	—	—	—	4,560	4,560
Total interest expense	**$ 2,387,933**	**$ 347,445**	**$ (116,329)**	**$ 400,750**	**$ 3,019,799**

Interest accrued and accumulated amortization of capitalized issuance costs consist of the following:

	As of December 31, 2025		As of December 31, 2024	
	Accrued interest	**Accumulated amortization of capitalized issuance costs**	**Accrued interest**	**Accumulated amortization of capitalized issuance costs**
Franklin Square	$ 42,682	$ 115,852	$ 43,448	$ 87,480
Ashley Plaza	—	110,399	—	92,969
Brookfield Center	—	70,945	—	59,594
Parkway Center	24,678	—	27,753	34,917
Wells Fargo Mortgage Facility	—	34,580	—	72,631
Tesla Pensacola (Pinnacle Bank)	(9,114)(1)	—	—	—
Amortization and accrued preferred stock dividends on mandatorily redeemable preferred stock	—	—	21,334 (2)	1,127,339
Total	**$ 58,246**	**$ 331,776**	**$ 92,535**	**$ 1,474,930**

(1) Reflects the payment due for the month of December 2025 under the Interest Rate Swap for the Tesla DST Mortgage which was received on January 2, 2026.

(2) Recorded as accrued interest under accounts payable and accrued liabilities on the Company's consolidated balance sheets as of December 31, 2024.

Debt Maturity

The Company's scheduled principal repayments on indebtedness as of December 31, 2025 are as follows:

	Mortgages Payable	**Mortgages Payable Associated with Assets Held for Sale**	**Total**
2026	$ 930,550	$ 477,500	$ 1,408,050
2027	5,787,154	6,077,092	11,864,246
2028	640,740	101,601	742,341
2029	13,772,365	109,039	13,881,404
2030	283,879	7,826,139	8,110,018
Thereafter	11,701,022	4,234,888	15,935,910
Total principal payments and debt maturities	**33,115,710**	**18,826,259**	**51,941,969**
Less unamortized issuance costs	(286,847)	(279,761)	(566,608)
Net principal payments and debt maturities	**$ 32,828,863**	**$ 18,546,498**	**$ 51,375,361**

6. Rentals under Operating Leases

Future minimum rents (based on recognizing future rents on the straight-line basis) to be received under noncancelable tenant operating leases for each of the next five years and thereafter, excluding common area maintenance and other expense pass-throughs, as of December 31, 2025 are as follows:

2026	$ 7,484,850
2027	6,783,245
2028	6,126,678
2029	4,877,357
2030	3,880,811
Thereafter	11,561,139
Total minimum rents	$ 40,714,080

7. Equity

The Company has authority to issue 1,000,000,000 shares consisting of 750,000,000 Common Shares, and 250,000,000 shares of preferred stock, $0.01 par value per share ("Preferred Shares"). Substantially all of the Company's business is conducted through its Operating Partnership. The Company is the sole general partner of the Operating Partnership and owned a 49.98% and 77.40% interest in the Operating Partnership as of December 31, 2025 and 2024, respectively. Limited partners in the Operating Partnership who have held their OP Units for one year or longer have the right to redeem their common OP Units for cash or, at the Company's option, Common Shares at a ratio of OP Unit for one common share. Under the Agreement of Limited Partnership, distributions to OP Unit holders are made at the discretion of the Company. The Company intends to make distributions in a manner that will result in limited partners of the Operating Partnership receiving distributions at the same rate per OP Unit as dividends per share are paid to the Company's holders of Common Shares.

Exchange of Common Shares for OP Units

On August 8, 2025 and November 14, 2025, the Company and the Operating Partnership entered into an exchange agreement (the "Exchange Agreement") with Francis P. Kavanaugh, the Company's President and Chief Executive Officer and the Chairman of the Board, pursuant to which Mr. Kavanaugh exchanged an aggregate of 240,004 shares of the Company's Common Shares and 2,405 shares of the Company's Common Shares on a one-for-one basis for an aggregate of 240,004 OP Units and 2,405 OP Units, respectively (the "Exchange"). The Exchange will help to ensure the Company's continued compliance with real estate investment trust qualifications, including the requirement that no more than 50% in value of the Company's outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals.

Private Placement of Common Shares

On December 13, 2024, the Company entered into a series of subscription agreements with certain investors, including the Company's Chief Financial Officer and two directors, for the issuance and sale of 230,000 Common Shares in a private placement (the "Private Placement"), at a purchase price of $12.50 per share. The Private Placement was exempt from the registration requirements of the Securities Act, pursuant to the exemption for transactions by an issuer not involving any public offering under Rule 506(b) under Regulation D of the Securities Act. The Common Shares were offered without any general solicitation by the Company or its representatives. The Common Shares issued and sold in the Private Placement are not registered under the Securities Act or any state securities laws and may not be offered or sold in the United States absent registration with the Securities and Exchange Commission or an applicable exemption from the registration requirements.

Completion of 1-for-10 Reverse Stock Split and 5-for-1 Forward Stock Split

On July 2, 2024, the Company completed a reverse stock split of its Common Shares, and a corresponding adjustment to the outstanding common units of the Operating Partnership at a ratio of 1-for-10 (the "Reverse Stock Split"). The Reverse Stock Split took effect at 5:00 p.m. Eastern Time on July 2, 2024 (the "Reverse Stock Split Effective Time") and automatically converted every ten Common Shares outstanding at that time into one Common Share.

The Reverse Stock Split affected all holders of Common Shares uniformly and did not affect any common stockholder's percentage ownership interest in the Company, except for de minimis changes as a result of the elimination of fractional shares, as described below. Holders of Common Shares were not required to take any action as a result of the Reverse Stock Split. Their accounts were automatically adjusted to reflect the number of shares owned.

Also on July 2, 2024, and immediately following the Reverse Stock Split, the Company completed a forward stock split of its Common Shares, and a corresponding adjustment to the outstanding common units of the Operating Partnership, at a ratio of 5-for-1 (the "Forward Stock Split" and, together with the Reverse Stock Split, the "Stock Splits"). The Forward Stock Split took effect at 5:01 p.m. Eastern Time on July 2, 2024 (the "Forward Stock Split Effective Time") and automatically converted every one share of Common Stock outstanding at that time into five shares of Common Stock. The Forward Stock Split affected all holders of Common Stock uniformly and did not affect any common stockholder's percentage ownership interest in the Company.

As a result of the Stock Splits, the number of Common Shares outstanding was reduced from 2,236,631 to 1,118,315 shares as of the Forward Stock Split Effective Time.

For stockholders of record, no fractional shares were issued in connection with the Reverse Stock Split. Instead, each stockholder that otherwise would have received fractional shares received, in lieu of such fractional shares, cash in an amount equal to the applicable fraction multiplied by the closing price of the Common Shares on Nasdaq on July 2, 2024 (as adjusted for the Reverse Stock Split). For beneficial stockholders, fractional shares resulting from the Reverse Stock Split were retained and applied to the Forward Stock Split. Any fractional shares remaining after the Forward Stock Split were retired for cash in an amount equal to the applicable fraction multiplied by the closing price of the Common Shares on Nasdaq on July 2, 2024 (as adjusted for the Reverse Stock Split). The redemption of 225 fractional shares further reduced the number of Common Shares outstanding to 1,118,090 shares immediately following the effectiveness of the Reverse Stock Split and the Forward Stock Split.

At the Reverse Stock Split Effective Time and the Forward Stock Split Effective Time, the aggregate number of Common Shares available for awards under the Company's 2018 Equity Incentive Plan and the terms of outstanding awards were ratably adjusted to reflect the Reverse Stock Split and the Forward Stock Split, respectively.

Trading of the Common Shares on Nasdaq commenced on a split-adjusted basis on July 3, 2024 under the existing trading symbol "MDRR." The new CUSIP number for the Common Shares following the Stock Splits is 58403P402.

Charter Amendments

In connection with the Stock Splits, on June 20, 2024, the Company filed three Articles of Amendment to its charter with the State Department of Assessments and Taxation of Maryland that provided for:

(i)   a 1-for-10 Reverse Stock Split of the Common Stock, effective at 5:00 p.m. Eastern Time on July 2, 2024;

(ii)   a 5-for-1 Forward Stock Split of the Common Stock, effective at 5:01 p.m. Eastern Time on July 2, 2024; and

(iii)   the par value of the Common Stock to be decreased from $0.02 per share to $0.01 per share effective at 5:02 p.m. Eastern Time on July 2, 2024 (as a result of the Reverse Stock Split the par value of the Common Stock increased from $0.01 to $0.10 and as a result of the Forward Stock Split the par value of the Common Stock decreased from $0.10 to $0.02).

The foregoing descriptions of the Articles of Amendment do not purport to be complete and are qualified in their entirety by reference to each amendment, copies of which are filed as Exhibit 3.6, Exhibit 3.7 and Exhibit 3.8, respectively, to this Annual Report on Form 10-K for the year ended December 31, 2024.

Common Stock Repurchase Plan

In December 2021, the Board approved a program to purchase up to 31,250 Common Shares in the open market, up to a maximum price of $76.80 per share. Under this authorization, the Company purchased 16,755 Common Shares at an average price of $16.61 per share in January 2022. In October 2023, the Board approved the purchase of an additional 100,000 shares. In March 2024, the Board authorized and adopted a 10b5-1 and Rule 10b-18 Stock Repurchase Agreement (the "10b5-1 Plan") which, as amended, authorized the purchase of up to 35,265 shares at or below a price of $13.00 per share. Under the 10b5-1 Plan, during the years ended December 31, 2025 (and prior to the 10b5-1 Plan's expiration on May 15, 2025) and 2024, respectively, the Company purchased 11,320 and 2,830 Common Shares. All repurchased Common Shares were retired in accordance with Maryland law. The authorization under the 10b5-1 Plan expired on May 15, 2025 and no further repurchases were made after the expiration date.

Purchase (Trade) Date	Shares Purchased	Price Per Share	Fees	Total Cost (1)
August 6, 2024	2,830	$ 11.47	$ 63	$ 32,467
Total - year ended December 31, 2024	**2,830**	**11.47** (2)	**63**	**32,467**
February 3, 2025	2,830	12.30	77	34,886
February 10, 2025	2,830	12.30	63	34,872
March 19, 2025	2,830	13.00	77	36,866
April 23, 2025	2,830	12.05	63	34,164
Total - year ended December 31, 2025	**11,320**	**$ 12.44** (2) **$**	**280**	**$ 140,788**

(1) Total cost including transaction fees.
(2) Annual average price per share, including fees

Common Shares and Operating Partnership Units Outstanding

As of December 31, 2025 and 2024, respectively, there were 2,221,021 and 1,738,124 OP Units outstanding, respectively, with the Company owning 1,110,000 and 1,345,260 of these OP Units, respectively. The remaining 1,111,021 and 392,864, respectively, OP Units are held by noncontrolling, limited partners. As of December 31, 2025 and 2024, respectively, there were 1,110,000 and 1,345,260 Common Shares of the Company outstanding, respectively. As of December 31, 2025 and 2024 there were 392,865 and 4,820, respectively, OP Units held by noncontrolling, limited partners that were eligible for conversion to Common Shares.

2018 Equity Incentive Plan

The Company's 2018 Equity Incentive Plan (the "Equity Incentive Plan") was adopted by the Board on July 27, 2018 and approved by the Company's stockholders on August 23, 2018. The Equity Incentive Plan permits the grant of stock options, stock appreciation rights, stock awards, performance units, incentive awards and other equity-based awards (including LTIP units of the Company's Operating Partnership) to its employees or an affiliate (as defined in the Equity Incentive Plan) of the Company and for up to the greater of (i) 15,000 Common Shares and (ii) eight percent (8%) of the number of fully diluted shares of the Company's Common Shares (taking into account interests in the Operating Partnership that may become convertible into Common Shares).

On January 18, 2024, the Compensation Committee approved a grant of 7,637 Common Shares to the Company's five independent directors, a grant of 1,273 Common Shares to a consultant of the Company and a grant of 19,348 OP Units to the Company's President and CEO, under the Equity Incentive Plan, in lieu of a portion of his annual cash compensation. The effective date of the grants was January 18, 2024. The Common Shares granted vested immediately and are unrestricted. The OP Units granted vested immediately but are not convertible to Common Shares until January 18, 2025. However, the Equity Incentive Plan includes other restrictions on the sale of shares issued under the Equity Incentive Plan. Because the Common Shares and OP Units vested immediately, the fair value of the grants, or $277,500, was recorded to share based compensation expense on the Company's consolidated statements of operations on the effective date of the grant. The fair value of the grants was determined by the market price of the Company's Common Shares on the effective date of the grant.

On January 15, 2025, the Company's Compensation Committee approved a grant of 6,234 Common Shares to the Company's six independent directors, a grant of 2,000 Common Shares to two non-executive employees of the Company, a grant of 2,000 Common Shares to the President and Chief Executive Officer of the Company, and a grant of 2,000 Common Shares to the Chief Financial Officer of the Company. In addition, the Company's President and Chief Executive Officer elected to accept a portion of his 2025 compensation in the form of OP Units in lieu of cash, and the Compensation Committee approved a grant of 14,547 OP Units in lieu of a portion of his 2025 cash compensation. The Company's Chief Financial Officer elected to accept a portion of his 2025 compensation in the form of Common Shares, and the Compensation Committee approved a grant of 6,235 Common Shares in lieu of a portion of his 2025 cash compensation. All Common Shares and OP Units were granted at $12.03 per share or unit, the closing price of the Company's Common Shares on January 15, 2025. The Common Shares granted vested immediately and are unrestricted. The OP Units granted vested immediately but are not convertible to Common Shares until January 15, 2026. However, the Equity Incentive Plan includes other restrictions on the sale of shares issued under the Equity Incentive Plan. Because the Common Shares and OP Units vested immediately, the fair value of the grants, or $397,182, was recorded to share based compensation expense on the Company's consolidated statements of operations on the effective date of the grant. The fair value of the grants was determined by the market price of the Company's Common Shares on the effective date of the grant.

On each January 1 during the term of the Equity Incentive Plan, the maximum number of Common Shares that may be issued under the Equity Incentive Plan will increase by eight percent (8%) of any additional Common Shares or interests in the Operating Partnership issued (i) after the completion date the Company's initial registered public offering of Common Shares, in the case of the January 1, 2019 adjustment, or (ii) in the preceding calendar year, in the case of any adjustment subsequent to January 1, 2020. As of January 1, 2025, the shares available for issuance under the plan was adjusted to 50,343 shares. As of December 31, 2025, there were 17,327 shares available for issuance under the Equity Incentive Plan.

Earnings Per Share

Basic earnings per share for the Company's Common Shares is calculated by dividing income (loss) from continuing operations, excluding the net income (loss) attributable to noncontrolling interests, by the Company's weighted-average number of Common Shares outstanding during the period. Diluted earnings per share is computed by dividing the net income attributable to common stockholders, excluding the net loss attributable to noncontrolling interests, by the weighted average number of Common Shares, including any dilutive shares. As of the years ended December 31, 2025 and 2024, respectively 392,865 and 4,820 OP Units, respectively, held by noncontrolling, limited partners that were eligible to be converted, on a one-to-one basis, into Common Shares. The OP Units and the equivalent Common Shares attributable to the convertible debentures have been excluded from the Company's diluted earnings per share calculation because their inclusion would be antidilutive.

The Company's income (loss) per common share is determined as follows:

	Year ended December 31,		
	2025		2024
Basic and diluted shares outstanding			
Weighted average Common Shares – basic	1,258,602		1,127,768
Effect of conversion of Operating Partnership Units	392,865		4,820
Weighted average Common Shares – diluted	1,651,467		1,132,588
Calculation of loss per share – basic and diluted			
Net loss attributable to common stockholders	(2,388,837)	$	—
Weighted average Common Shares – basic and diluted	1,258,602		—
Loss per share – basic and diluted	(1.90)	$	—
Calculation of earnings per share – basic			
Net income attributable to common stockholders	$ —	$	27,524
Weighted average Common Shares – basic	—		1,127,768
Earnings per share – basic	$ —	$	0.024
Calculation of earnings per share – diluted			
Net income attributable to common stockholders	$ —	$	27,524
Weighted average Common Shares – diluted	—		1,132,588
Earnings per share – diluted	$ —	$	0.03

Dividends and Distributions

During the year ended December 31, 2025, dividends in the amount of $0.065 per share, were paid on January 23, 2025 to stockholders of record on January 20, 2025 and dividends in the amount of $0.0675 per share were paid on April 22, 2025 to stockholders of record on April 17, 2025, on July 16, 2025 to stockholders of record on July 11, 2025 and on October 14, 2025 to stockholders of record on October 9, 2025, respectively.

During the year ended December 31, 2024 dividends in the amount of $0.02 per share were paid on February 6, 2024 to stockholders of record on February 2, 2024, dividends in the amount of $0.04 per share were paid on April 25, 2024 to stockholders of record on April 22, 2024, dividends in the amount of $0.05 per share were paid on July 26, 2024 to stockholders of record on July 23, 2024, and dividends in the amount of $0.06 per share were paid on October 25, 2024 to stockholders of record on October 22, 2024.

Total dividends paid to holders of Common Shares and distributions to noncontrolling interests paid during the years ended December 31, 2025 and 2024, respectively, are as follows:

	Year ended December 31,	
	2025	**2024**
Common stockholders (dividends)	$ 345,831	$ 189,894
Hanover Square Property noncontrolling interest (distributions)	—	516,596
Parkway Property noncontrolling interest (distributions)	37,800	35,100
Operating Partnership Unit holders (distributions)	218,576	45,437
Total dividends and distributions	$ 602,207	$ 787,027

8.   Commitments and Contingencies

Insurance

The Company carries comprehensive liability, fire, extended coverage, business interruption and rental loss insurance covering all of the properties in its portfolio, in addition to other coverages that may be appropriate for certain of its properties. Additionally, the Company carries a directors and officers liability insurance policy that covers such claims made against the Company and its directors and officers. The Company believes the policy specifications and insured limits are appropriate and adequate for its properties given the relative risk of loss, the cost of the coverage and industry practice; however, its insurance coverage may not be sufficient to fully cover its losses.

Concentration of Credit Risk

The Company is subject to risks incidental to the ownership and operation of commercial real estate. These risks include, among others, the risks normally associated with changes in the general economic climate, trends in the retail industry, creditworthiness of tenants, competition for tenants and customers, changes in tax laws, interest rates, the availability of financing and potential liability under environmental and other laws. The Company's portfolio of properties is dependent upon regional and local economic conditions and is geographically concentrated in the Mid-Atlantic, specifically in South Carolina, North Carolina and Virginia, which represented approximately 88% of the total annualized base revenues of the properties in its portfolio as of December 31, 2025. The Company's geographic concentration may cause it to be more susceptible to adverse developments in those markets than if it owned a more geographically diverse portfolio. Additionally, the Company's retail shopping center properties depend on anchor stores or major tenants to attract shoppers and could be adversely affected by the loss of, or a store closure by, one or more of these tenants.

Interest Rate Risk

As of December 31, 2025, the interest rate environment remains elevated, significantly impacting the Company's operations. The Federal Reserve has maintained a higher federal funds rate as part of its ongoing strategy to combat inflation. This situation has several implications for the Company, which is sensitive to a higher interest rate environment due to the Company's reliance on debt financing. Higher interest rates increase the cost of borrowing for the Company, raising the expense associated with financing property acquisitions and developments. This could limit the ability to pursue new investments or expansions, potentially slowing growth. Additionally, refinancing existing debt in a high-rate environment could lead to increased costs. Elevated interest rates typically lead to higher capitalization rates, which can reduce property valuations. A decline in asset values may impact the net asset value (NAV) calculations, affecting investors' perceptions and overall market confidence in the Company. The ongoing interest rate volatility may affect investor sentiment towards the Company, potentially leading to capital outflows as investors seek alternative investment opportunities with better risk-adjusted returns.

The Company is exposed to the impact of interest rate changes primarily through its borrowing activities. To limit this exposure, the Company attempts to obtain mortgage financing on a long-term, fixed-rate basis. However, from time to time, the Company may obtain variable-rate mortgage loans and, as a result, may enter into interest rate cap agreements that limit the effective borrowing rate of variable-rate debt obligations while allowing participants to share in downward shifts in interest rates. These interest rate caps are derivative instruments designated as cash flow hedges on the forecasted interest payments on the debt obligation. Our objective in using interest rate caps is to limit our exposure to interest rate movements.

As of December 31, 2025 and 2024, all of the Company's long-term debt either bore interest at fixed rates or was capped to a fixed rate. The Company's debt obligations are more fully described in Note 5, Loans Payable, above.

Potential Impact of Tariffs and Trade Restrictions on Tenants and our Business

Changes in international trade policies, including the imposition of tariffs, duties, import taxes, or other trade restrictions by the United States or foreign governments, could adversely impact the operations of our retail tenants. Our tenants could source a substantial portion of their merchandise, raw materials, or manufacturing services from foreign countries. The imposition of new or increased tariffs on these goods, or retaliatory measures from trading partners, could increase costs for these tenants, potentially reducing their profitability and operational flexibility. Increased costs may not be fully passed on to consumers, which could lead to lower sales volumes, compressed margins, and in some cases, store closures or bankruptcy filings. If a significant number of our tenants experience financial distress or reduce their physical retail presence, this could negatively affect our occupancy rates, rental income, and cash flows.

Regulatory and Environmental

As the owner of the buildings on its properties, the Company could face liability for the presence of hazardous materials (e.g., asbestos or lead) or other adverse conditions (e.g., poor indoor air quality) in its buildings. Environmental laws govern the presence, maintenance, and removal of hazardous materials in buildings, and if the Company does not comply with such laws, it could face fines for such noncompliance. Also, the Company could be liable to third parties (e.g., occupants of the buildings) for damages related to exposure to hazardous materials or adverse conditions in its buildings, and the Company could incur material expenses with respect to abatement or remediation of hazardous materials or other adverse conditions in its buildings. In addition, some of the Company's tenants routinely handle and use hazardous or regulated substances and wastes as part of their operations at the Company's properties, which are subject to regulation. Such environmental and health and safety laws and regulations could subject the Company or its tenants to liability resulting from these activities. Environmental liabilities could affect a tenant's ability to make rental payments to the Company, and changes in laws could increase the potential liability for noncompliance. This may result in significant unanticipated expenditures or may otherwise materially and adversely affect the Company's operations. The Company is not aware of any material contingent liabilities, regulatory matters or environmental matters that may exist.

Litigation

The Company and its subsidiaries are, from time to time, parties to litigation arising from the ordinary course of their business. The Company is not presently subject to any material litigation nor, to its knowledge, is any other litigation threatened against the Company, including routine actions for negligence or other claims and administrative proceedings arising in the ordinary course of business, some of which would be covered by liability insurance and any of which collectively would not be expected to have a material adverse effect on the Company's liquidity, results of operations or business or financial condition.

9. Related Party Transactions

Exchange of Common Shares for OP Units

On August 8, 2025 and November 14, 2025, the Company and the Operating Partnership entered into the Exchange Agreement with Francis P. Kavanaugh, the Company's President and Chief Executive Officer and the Chairman of the Board, pursuant to which Mr. Kavanaugh exchanged an aggregate of 240,004 shares of the Company's Common Shares and 2,405 shares of the Company's Common Shares on a one-for-one basis for an aggregate of 240,004 OP Units and 2,405 OP Units, respectively. Pursuant to the Company's Code of Business Conduct and Ethics, Audit Committee Charter and Related Person Transaction Policy, the Exchange was reviewed and approved by a majority of the Audit Committee of the Company's Board in addition to the approval by a majority of the Board.

Buffalo Wild Wings Property Acquisition

On January 24, 2025, the Company acquired the Buffalo Wild Wings Property (see Note 3, above) from Fort Ashford Funds, LLC. The sole manager and member of Fort Ashford Funds, LLC is CWS BET Seattle, LP, a Delaware limited partnership, a company controlled and owned by Frank Kavanaugh, the Company's President and Chief Executive Officer and Chairman of the Board. Pursuant to the Company's Related Person Transaction Policy, the Company's Audit Committee determined that the terms of the acquisition were those that would normally be agreed upon in an arms-length transaction.

United Rentals Property Acquisition

On February 21, 2025, the Company acquired the United Rentals Property (see Note 3, above) from Dionysus Investments, LLC, a California limited liability company. Dionysus Investments, LLC is controlled and owned by Frank Kavanaugh, the Company's President and Chief Executive Officer and Chairman of the Board. Pursuant to the Company's Related Person Transaction Policy, the Company's Audit Committee determined that the terms of the acquisition were those that would normally be agreed upon in an arms-length transaction.

Citibank Property Acquisition

On March 28, 2024, the Company acquired the Citibank Property (see Note 3, above) from RMP 3535 N. Central Ave., LLC. The sole manager and member of RMP 3535 N. Central Ave., LLC is CWS BET Seattle, LP, a Delaware limited partnership, a company controlled and owned by Frank Kavanaugh, the Company's President and Chief Executive Officer and Chairman of the Board. Pursuant to the Company's Related Person Transaction Policy, the Company's Audit Committee determined that the terms of the acquisition were those that would normally be agreed upon in an arms-length transaction.

Private Placement of Operating Partnership Units

On October 11, 2024, the Company issued 160,000 OP Units in a private placement at a purchase price of $12.50 per unit for total consideration of $2,000,000. The purchaser of the OP Units was Frank Kavanaugh, the Company's President and Chief Executive Officer and Chairman of the Board, and a related party. Pursuant to the Related Person Transaction Policy, the Board's Audit Committee determined that the terms of the transaction were those that would normally be agreed upon in an arms-length transaction and approved this transaction.

Private Placement of Common Shares

On December 13, 2024, the Company completed the Private Placement of 230,000 Common Shares (see note 7, above). Kory Kramer, an independent member of the Board, purchased 100,000 shares at a purchase price of $12.50 per share, for a total investment of $1,250,000. Marc Carlson, an independent member of the Board, purchased 100,000 shares at a purchase price of $12.50 per share, for a total investment of $1,250,000. Brent Winn, the Company's Chief Financial Officer, purchased 6,000 shares at a purchase price of $12.50 per share, for a total investment of $75,000. Pursuant to the Related Person Transaction Policy, the Board's Audit Committee determined that the terms of the transaction were those that would normally be agreed upon in an arms-length transaction and approved this transaction.

Staffing Agreement

The Company has entered into a staffing agreement dated November 13, 2023 (the "Staffing Agreement") with Gunston Consulting, LLC (the "Consultant") to employ staff on behalf of the Company. The Consultant's sole member is C. Brent Winn, Jr., the Company's Chief Financial Officer. Under the Staffing Agreement, the Company reimburses the Consultant for any approved employee's salary, payroll taxes and benefits, including health insurance and retirement benefits, and related expenses. All expenses are reimbursed at cost and without a markup.

Other Related Parties

The Company paid Shockoe Properties, LLC, a subsidiary of Dodson Properties, LLC, (collectively, "Dodson Properties"), an entity in which William R. Elliott, one of the owners of the Company's former manager, held a 6.32% interest, an annual property management fee of up to 3% of the monthly gross revenues of the Company's retail center and flex center properties. These fees were paid in arrears on a monthly basis. Effective on July 31, 2024, the Company terminated the services of Dodson Properties for the Lancer Center, Greenbrier Business Center, Salisbury and Parkway properties. Effective on August 31, 2024, the Company terminated the services of Dodson Properties for the Ashley Plaza, Brookfield and Franklin Square properties. During the years ended December 31, 2025 and 2024, the Company paid Dodson Properties property management fees of $0 and $161,747, respectively. In addition, pursuant to a separate agreement dated November 1, 2017 between Dodson Properties and Mr. Elliott, Mr. Elliott received a fee equal to 5% of the property management fees paid by the Company to Dodson Properties or its affiliates.

10. Segment Information

The Company establishes operating segments at the property level and aggregates individual properties into reportable segments based on product types in which the Company has investments. During the years ended December 31, 2025 and 2024, the Company's reportable segments consisted of retail center properties, flex center properties and STNL properties. These segments align with how the CODM evaluates performance and allocates resources. During the periods presented, there have been no material intersegment transactions.

Although the Company's flex center properties have tenants that are similar to tenants in its retail center properties, the Company considers its flex center properties as a separate reportable segment. Flex properties are considered by the real estate industry as a distinct subset of the industrial market segment. Flex properties contain a mix of industrial/warehouse and office spaces. Warehouse space that is not air conditioned can be used flexibly by building office or showroom space that is air conditioned, depending on tenants' needs. Further, although the Company's STNL properties have tenants that are similar to tenants in its retail center properties, the Company considers its STNL properties as a separate reportable segment. STNL properties are also considered by the real estate industry as a separate asset class.

The Company's CODM consists of the President and Chief Executive Officer, and the Chief Financial Officer, who are responsible for assessing performance and allocating resources. The CODM primarily evaluates the Company's overall performance and operating segment performance based on net operating income adjusted for interest expense and considers additional metrics such as adjusted funds from operations ("AFFO"). The CODM receives financial information monthly.

Pursuant to ASU 2023-07, the Company has identified and disclosed (i) property operating expenses (retail property operating expenses, flex center property operating expenses, and single tenant net lease property operating expenses) and (ii) interest expense as significant expense categories by segment. These expense categories are regularly provided to the CODM and included in the reported measure of segment profit or loss. The CODM does not evaluate property operating expenses at a more detailed level because many property operating expenses are non-controllable and are not considered to be a useful measure of operating performance.

Certain expenses are not allocated to individual segments, including share-based compensation, legal, accounting and other professional fees, and corporate general and administrative expenses. These expenses are reviewed at the corporate level and are not included in segment-level profitability measures. In addition, depreciation and amortization are not allocated among segments and are not used by the CODM to assess performance or allocate resources. Asset information by segment is not reported as the CODM does not use this measure to assess segment performance or to make resource allocation decisions. The Company's reclassification of the Salisbury Marketplace Property and Greenbrier Business Center Property to assets held for sale does not change how the CODM evaluates the Company's operating segments.

Net operating income ("NOI") is a non-GAAP financial measure and is not considered a measure of operating results or cash flows from operations under GAAP. NOI reflects, occupancy levels, rental rate increases or decreases, and the recoverability of operating expenses. NOI, as the Company calculates it, may not be directly comparable to similarly titled, but differently calculated, measures for other REITs. NOI is calculated by deducting operating expenses from operating revenues.

NOI adjusted for interest expense is the primary performance measure reviewed by management to assess operating performance of properties and is calculated by deducting operating expenses and interest expense from operating revenues. Operating revenues include rental income, tenant reimbursements, and other property income; and operating expenses include retail center property, flex center property and single tenant net lease property operating costs. Interest expense includes mortgage interest expense, only, and excludes non-mortgage interest expense and non-cash interest expense such as amortization of loan issuance costs. The NOI adjusted for interest expense performance metric consists of only revenues and expenses directly related to real estate rental operations.

The following table presents property operating revenues, operating expenses and interest expense by operating segment:

	For the year ended December 31,							
	Retail center properties		Flex center properties		STNL properties		Total	
	2025	2024	2025	2024	2025	2024	2025	2024
Revenues	$ 6,313,227	$ 6,624,734	$ 2,820,588	$ 2,750,499	$ 1,262,803	$ 359,894	$ 10,396,618	$ 9,735,127
Operating expenses	1,874,296	1,621,898	728,820	697,864	175,116	31,977	2,778,232	2,351,739
Property related interest expense (1)	1,429,525	1,620,518	638,760	651,086	441,667	—	2,509,952	2,271,604
Adjusted net operating income	$ 3,009,406	$ 3,382,318	$ 1,453,008	$ 1,401,549	$ 646,020	$ 327,917	$ 5,108,434	$ 5,111,784
Reconciliation to net (loss) income from operations (2)								
Less: Bad debt expense	1,061	39,910	1,321	—	—	—	2,382	39,910
Less: Share-based compensation expenses							397,182	277,500
Less: Legal, accounting and other professional fees							1,594,707	1,170,270
Less: Corporate general and administrative expenses							1,283,334	968,435
Less: Loss on impairment							74,328	182
Less: Depreciation and amortization							3,347,577	3,915,483
Less: Impairment of assets held for sale							662,394	—
Less: Non-mortgage interest expense (3)							13,594	647,716
Less: Amortization of loan issuance costs (3)							96,850	100,479
Plus: Gain on disposal of investment properties							(731,439)	(2,819,502)
Less: Loss on redemption of mandatorily redeemable preferred stock							9,375	47,680
Less: Loss on extinguishment of debt							430,644	51,837
Net (loss) income from operations							$ (2,072,494)	$ 711,794

(1) Includes mortgage interest expense and amortization of issuance costs related to mortgages payable. For a reconciliation to interest expense as reported on the Company's consolidated statement of operations, see Note 5, above.

(2) Certain expenses that are not allocated to individual segments which are either reviewed at the corporate level or which are not included in segment-level profitability measures used by the CODM are added to or subtracted from net operating income measure used by the CODM to reconcile this measure to net (loss) income from operations on the Company's consolidated statement of operations for the years ended December 31, 2025 and 2024.

(3) Non-mortgage interest expense includes dividends paid and amortization of issuance costs and discounts on the Company's mandatorily redeemable preferred stock which are recorded as interest expense (see note 4, above), and other interest expense, all of which are not allocated to individual segments. For a reconciliation to interest expense as reported on the Company's consolidated statement of operations, see Note 5, above.

The following table presents assets by operating segment:

	Retail center properties		Flex center properties		STNL properties		Total	
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Segment assets	$ 38,229,384	$ 48,905,311	$ 19,093,372	$ 19,385,358	$ 18,066,708	$ 2,535,189	$ 75,389,464	$ 70,825,858
Reconciliation to total assets on condensed consolidated balance sheet								
Plus: Other assets							$ 351,664	—
Plus: Assets held by operating partnership							1,916,185	48,430
Plus: Assets held by parent company							82,298	4,223,414
Total assets recorded							$ 77,739,611	$ 75,097,702

11. Subsequent Events

As of March 2, 2026, the following events have occurred subsequent to the December 31, 2025 effective date of the consolidated financial statements:

Common Stock Dividend

On January 13, 2026, a dividend in the amount of $0.0675 per share was paid to holders of Common Shares and OP Unit holders of record on January 8, 2026.

Sale of Greenbrier Business Center Property

On February 13, 2026, the Company closed on the sale of the Greenbrier Business Center Property to an unrelated purchaser for $11,000,000 and used $7,000,000 of the proceeds to reduce the outstanding balance of the Wells Fargo Mortgage Facility.

Termination of REIT Election

On February 12, 2026, the Company's Board authorized termination of the Company's REIT election effective January 1, 2026. The restrictions on ownership and transfer of Shares (as defined the in the Company's Articles of Incorporation) set forth in Article VI of the Company's Articles of Incorporation, including, without limitation, the "Aggregate Share Ownership Limit," as defined therein, no longer apply.

Name Change

On February 17, 2026, the Company amended its Articles of Incorporation and Bylaws solely to change the corporate name from "Medalist Diversified REIT, Inc." to "Medalist Diversified, Inc." effective March 2, 2026.

Sale of Parkway Property

On February 27, 2026, the Company closed on the sale of the Parkway Property to an unrelated purchaser for $7,825,000 and used $4,735,614 from the proceeds to repay the Parkway Mortgage.

Sale of Beneficial Interests in the XXV DST

As of March 2, 2026, the Company has sold 17.2% of the class 1 beneficial interests in the XXV DST which has generated $1,479,670 in net proceeds.

Medalist Diversified, Inc. and Subsidiaries
Schedule III - Real Estate Properties and Accumulated Depreciation
December 31, 2025

Description	Encumbrances	Initial Cost to Company — Land	Initial Cost to Company — Buildings and Improvements (1)	Costs Capitalized Subsequent to Acquisition	Costs Written Off Due to Impairment and Loss on Disposition	Fully Amortized Improvements	Gross Amount — Land	Gross Amount — Buildings and Improvements	Gross Amount — Total	Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation in Latest Income Statements is Computed
Retail properties													
The Shops at Franklin Square Gastonia, North Carolina	$ 13,015,840	$ 3,343,164	$ 15,418,158	$ 2,411,712	$ (368,218)	$ (845,808)	$ 3,343,164	$ 16,615,844	$ 19,959,008	$ 4,480,926	2006	April 28, 2017	Building - 38 years / Site Improvements - 13 years
Hanover Square Outparcel (2) Mechanicsville, Virginia	—	397,367	—	-	—	—	397,367	—	397,367	—	2007	May 8, 2018	
Ashley Plaza Shopping Center Goldsboro, North Carolina	10,220,312	3,007,721	11,191,307	685,586	(6,134)	(871,635)	3,007,721	10,999,124	14,006,845	2,860,918	1977	August 30, 2019	Building - 26.7 years / Site Improvements - 5 years
Lancer Center Shopping Center Lancaster, South Carolina	5,502,446 (4)	2,195,125	7,684,251	571,112	(104,863)	(337,906)	2,195,125	7,812,594	10,007,719	3,009,764	1978	May 14, 2021	Building - 14.2 years / Site Improvements - 7.5 years
Total retail properties	$ 28,738,598	$ 8,943,377	$ 34,293,716	$ 3,668,410	$ (479,215)	$ (2,055,349)	$ 8,943,377	$ 35,427,562	$ 44,370,939	$ 10,351,608			
Flex properties													
Brookfield Center Greenville, South Carolina	$ 4,377,112	$ 714,220	$ 5,693,147	$ 449,771	$ (30,066)	$ (527,858)	$ 714,220	$ 5,584,994	$ 6,299,214	$ 950,449	2007	October 3, 2019	Building - 40 years / Site Improvements - 4.3 years
Greenbrier Business Center (2) Chesapeake, Virginia	6,368,142 (5)	1,292,894	5,603,909	547,472	(18,535)	(81,647)	1,292,894	6,051,199	7,344,093	1,053,542	1987	August 27, 2021	Building - 26 years (7) / Site Improvements - 10 years
Parkway Center (2) Virginia Beach, Virginia	4,748,117	430,549	6,846,487	439,904	(5,199)	(214,178)	430,549	7,067,014	7,497,563	885,783	1984	November 1, 2021	Building - 42 years (7) / Site Improvements - 11 years
Total flex properties	$ 15,493,371	$ 2,437,663	$ 18,143,543	$ 1,437,147	$ (53,800)	$ (823,683)	$ 2,437,663	$ 18,703,207	$ 21,140,870	$ 2,889,774			
STNL properties (3)													
Citibank Chicago, Illinois	$ —	$ 968,690	$ 1,329,683	$ —	$ —	$ —	$ 968,690	$ 1,329,683	$ 2,298,373	$ 81,914	1972	March 28, 2024	Building - 35 years / Site Improvements - 10 years (7)
Tesla (2) Pensacola, Florida	7,710,000 (6)	2,885,486	10,438,974	17,738	—	—	2,885,486	10,456,712	13,342,198	—	1,986	July 18, 2025	
Total STNL property	$ 7,710,000	$ 3,854,176	$ 11,768,657	$ 17,738	$ —	$ —	$ 3,854,176	$ 11,786,395	$ 15,640,571	$ 81,914			
Total investment properties	$ 51,941,969	$ 15,235,216	$ 64,205,916	$ 5,123,295	$ (533,015)	$ (2,879,032)	$ 15,235,216	$ 65,917,164	$ 81,152,380	$ 13,323,296			

(1) Excludes intangible lease assets
(2) Recorded as assets held for sale on the consolidated balance sheet as of December 31, 2025.
(3) T-Mobile and East Coast Wings STNL properties are included in Ashley Plaza Shopping Center.
(4) Allocated portion of Wells Fargo Mortgage Facility, recorded as mortgages payable, net, on the consolidated balance sheet as of December 31, 2025.
(5) Allocated portion of Wells Fargo Mortgage Facility, recorded as liabilities associated with assets held for sale on the consolidated balance sheet as of December 31, 2025.
(6) Recorded as liabilities associated with assets held for sale on the consolidated balance sheet as of December 31, 2025.
(7) Depreciation lives are presented for the most recent period in which depreciation was recorded prior to reclassification as assets held for sale.

	Franklin Square	Hanover Square	Ashley Plaza	Brookfield Center	Lancer Center	Greenbrier Business Center	Parkway	Salisbury	Citibank	Buffalo Wild Wings	United Rentals	Tesla	Total
Investments in real estate - 2025													
January 1, 2025 Balance	**$ 19,533,782**	**$ 397,367**	**$ 13,840,198**	**$ 6,074,010**	**$ 10,003,535**	**$ 7,184,518**	**$ 7,538,796**	**$ 10,058,370**	**$ 2,298,373**	**$ —**	**$ —**	**$ —**	**$ 76,928,949**
Changes during period:													
Acquisitions	—	—	—	—	—	—	—	—	—	2,501,345	2,914,369	13,324,460	**18,740,174**
Capitalized expenditures	631,253	—	234,004	255,270	46,102	183,039	44,984	88,776	—	15,250	—	17,738	**1,516,416**
Loss on impairment	(58,783)	—	(6,134)	(30,066)	—	(1,802)	—	—	—	—	—	—	**(96,785)**
Fully depreciated assets	(147,244)	—	(61,223)	—	(41,918)	(21,662)	(86,217)	—	—	—	—	—	**(358,264)**
Dispositions	—	—	—	—	—	—	—	(10,147,146)	—	(2,516,595)	(2,914,369)	—	**(15,578,110)**
December 31, 2025 Balance	**$ 19,959,008**	**$ 397,367**	**$ 14,006,845**	**$ 6,299,214**	**$ 10,007,719**	**$ 7,344,093**	**$ 7,497,563**	**$ —**	**$ 2,298,373**	**$ —**	**$ —**	**$ 13,342,198**	**$ 81,152,380**
Accumulated depreciation - 2025													
Balance at beginning of period	$ 3,981,712	$ —	$ 2,407,702	$ 796,772	$ 2,364,654	$ 885,093	$ 707,995	$ 1,325,877	$ 35,106	$ —	$ —	$ —	**$ 12,504,911**
Depreciation	660,196	—	515,291	179,732	687,028	190,111	264,005	233,000	46,808	52,162	77,834	—	**2,906,167**
Impairment write-offs	(13,738)	—	(852)	(26,055)	—	—	—	—	—	—	—	—	**(40,645)**
Write off accumulated depreciation (1)	(147,244)	—	(61,223)	—	(41,918)	(21,662)	(86,217)	(1,558,877)	—	(52,162)	(77,834)	—	(2,047,137)
Balance at end of period	**$ 4,480,926**	**$ —**	**$ 2,860,918**	**$ 950,449**	**$ 3,009,764**	**$ 1,053,542**	**$ 885,783**	**$ —**	**$ 81,914**	**$ —**	**$ —**	**$ —**	**$ 13,323,296**
Net investments in real estate - December 31, 2025	**$ 15,478,082**	**$ 397,367**	**$ 11,145,927**	**$ 5,348,765**	**$ 6,997,955**	**$ 6,290,551**	**$ 6,611,780**	**$ —**	**$ 2,216,459**	**$ —**	**$ —**	**$ 13,342,198**	**$ 67,829,084**
Investments in real estate - 2024													
January 1, 2024 Balance	**$ 19,491,196**	**$ 11,524,800**	**$ 14,333,547**	**$ 6,594,097**	**$ 10,225,235**	**$ 7,156,360**	**$ 7,544,469**	**$ 10,003,478**	**$ —**	**$ —**	**$ —**	**$ —**	**$ 86,873,182**
Changes during period:													
Acquisitions	—	—	—	—	—	—	—	—	2,298,373	—	—	—	**2,298,373**
Capitalized expenditures	244,554	—	254,295	—	120,215	43,109	58,011	182,210	—	—	—	—	**902,394**
Loss on impairment	—	—	—	—	—	—	—	(182)	—	—	—	—	**(182)**
Gain on extinguishment of lease liability	—	—	—	—	(96,182)	—	—	—	—	—	—	—	**(96,182)**
Fully depreciated assets	(201,968)	—	(747,644)	(520,087)	(245,733)	(14,951)	(63,684)	(127,136)	—	—	—	—	**(1,921,203)**
Dispositions	—	(11,127,433)	—	—	—	—	—	—	—	—	—	—	**(11,127,433)**
December 31, 2024 Balance	**$ 19,533,782**	**$ 397,367**	**$ 13,840,198**	**$ 6,074,010**	**$ 10,003,535**	**$ 7,184,518**	**$ 7,538,796**	**$ 10,058,370**	**$ 2,298,373**	**$ —**	**$ —**	**$ —**	**$ 76,928,949**
Accumulated depreciation - 2024													
Balance at beginning of period	$ 3,546,784	$ 1,464,699	$ 2,578,779	$ 1,131,395	$ 1,892,862	$ 586,717	$ 496,974	$ 890,442	$ -	$ —	$ —	$ —	**$ 12,588,652**
Depreciation	636,896	—	576,567	185,464	717,525	313,327	274,705	562,571	35,106	—	—	—	**3,302,161**
Write off accumulated depreciation (1)	(201,968)	(1,464,699)	(747,644)	(520,087)	(245,733)	(14,951)	(63,684)	(127,136)	-	—	—	—	**(3,385,902)**
Balance at end of period	**$ 3,981,712**	**$ —**	**$ 2,407,702**	**$ 796,772**	**$ 2,364,654**	**$ 885,093**	**$ 707,995**	**$ 1,325,877**	**$ 35,106**	**$ —**	**$ —**	**$ —**	**$ 12,504,911**
Net investments in real estate - December 31, 2024	**$ 15,552,070**	**$ 397,367**	**$ 11,432,496**	**$ 5,277,238**	**$ 7,638,881**	**$ 6,299,425**	**$ 6,830,801**	**$ 8,732,493**	**$ 2,263,267**	**$ —**	**$ —**	**$ —**	**$ 64,424,038**

(1) Write off accumulated depreciation of disposed properties and fully depreciated assets.

EXHIBIT INDEX

Exhibit Number	Description
3.1	Articles of Incorporation of Medalist Diversified, Inc.*
3.2	Articles Supplementary to the Articles of Incorporation of Medalist Diversified, Inc. designating the Company's Series A Cumulative Redeemable Preferred Stock, $0.01 par value per share (incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form 8-A filed on February 13, 2020).
3.3	Articles of Amendment to the Articles of Incorporation of Medalist Diversified, Inc. approving the 1-for-8 reverse stock split of the Company's Common Stock, $0.01 par value per share (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed May 3, 2023).
3.4	Articles of Amendment to the Articles of Incorporation of Medalist Diversified, Inc. decreasing the par value of the Company's Common Stock, $0.01 par value per share (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed May 3, 2023).
3.5	Articles Supplementary to the Articles of Incorporations of Medalist Diversified, Inc. electing to become subject to Section 3-803 of the Maryland General Corporation Law (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed December 29, 2023).
3.6	Articles of Amendment to the Articles of Incorporation of Medalist Diversified, Inc. approving the 1-for-10 reverse stock split of the Company's Common Stock, $0.01 par value per share (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed July 2, 2024).
3.7	Articles of Amendment to the Articles of Incorporation of Medalist Diversified, Inc. approving the 5-for-1 forward stock split of the Company's Common Stock, $0.01 par value per share (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed on July 2, 2024).
3.8	Articles of Amendment to the Articles of Incorporation of Medalist Diversified, Inc. decreasing the par value of the Company's Common Stock, $0.01 par value per share (incorporated by reference to Exhibit 3.3 to the Company's Current Report on Form 8-K filed July 2, 2024).
3.9	Articles of Amendment to the Articles of Incorporation of Medalist Diversified REIT, Inc. (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed on February 17, 2026).
3.10	Bylaws of Medalist Diversified, Inc. *
3.11	First Amendment to Bylaws of Medalist Diversified REIT, Inc. (incorporated by reference to Exhibit 3.3 to the Company's Current Report on Form 8-K filed on February 17, 2026).
3.12	Certificate of Notice (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on February 17, 2026).
4.1†	Form of Certificate of Common Stock
4.2	Form of Certificate of Series A Cumulative Redeemable Preferred Stock (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form 8-A filed on February 13, 2020)
4.3	Description of Medalist Diversified, Inc.'s Securities (incorporated by reference to Exhibit 4.3 to the Company's Annual Report on Form 10-K filed on March 10, 2023).
10.1	Medalist Diversified, Inc. 2018 Equity Incentive Plan *
10.2	Agreement of Limited Partnership of Medalist Diversified Holdings, L.P. *
10.3	First Amendment to Agreement of Limited Partnership of Medalist Diversified Holdings, L.P. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed February 20, 2020).
10.4	Second Amendment to Agreement of Limited Partnership of Medalist Diversified Holdings, L.P. incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on December 17, 2024).
10.5	Tenants in Common Agreement, dated as of November 1, 2021, by and between PMI Parkway, LLC and MDR Parkway, LLC (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on November 8, 2021).
10.6	Promissory Note, made as of November 1, 2021, by PMI Parkway, LLC and MDR Parkway, LLC for the benefit of TIAA, FSB (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on November 8, 2021).
10.7	Loan Agreement, made as of November 8, 2021, by and between MDR Franklin Square, LLC and DBR Investments Co. Limited (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on November 10, 2021).

10.8	Promissory Note, dated as of November 8, 2021, by MDR Franklin Square, LLC for the benefit of DBR Investments Co. Limited (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on November 10, 2021).
10.9	Credit Agreement, dated as of June 13, 2022 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on June 17, 2022).
10.10	First Amendment to Credit Agreement, dated as of October 1, 2024 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on October 4, 2024)
10.11	Second Amendment to Credit Agreement, dated as of April 28, 2025 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on April 30, 2025).
10.12	Third Amendment to Credit Agreement, dated as of April 28, 2025 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2025).
10.13	Fourth Amendment to Credit Agreement, dated as of February 13, 2026 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on February 17, 2026).
10.14	Term Note, dated as of June 13, 2022 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on June 17, 2022).
10.15	Revolving Line of Credit Note, dated as of June 13, 2022 (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on June 17, 2022).
10.16	First Amendment to Revolving Line of Credit Note, dated as of May 2, 2023 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on May 8, 2023).
10.17	Staffing Agreement, dated November 13, 2023, by and between Gunston Consulting, LLC and Medalist Diversified, Inc. (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on November 13, 2023).
10.18	Amended and Restated Continuing Guaranty, dated as of October 1, 2024 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on October 4, 2024).
10.19	Release of Guarantor, dated February 13, 2026 (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed on February 17, 2026).
10.20	Amended and Restated Term Note, dated as of October 1, 2024 (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on October 4, 2024).
10.21	Second Amended and Restated Term Note, dated as of February 13, 2026 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on February 17, 2026).
10.22	Amended and Restated Revolving Line of Credit Note, dated as of October 1, 2024 (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed on October 4, 2024).
10.23	Second Amendment to Revolving Line of Credit Note, dated as of June 5, 2024. (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on 10-Q filed on August 9, 2024).
10.24	Continuing Guaranty, dated February 13, 2026 (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed on February 17, 2026).
10.25	Waiver Letter, dated December 18, 2025, by and between Medalist Diversified REIT, Inc. and Francis P. Kavanaugh (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 19, 2025).
10.26	Waiver Letter, dated December 18, 2025, by and between Medalist Diversified REIT, Inc. and C. Brent Winn, Jr. (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on December 19, 2025).
10.27	Loan Agreement, dated as of July 18, 2025, by and between MDRR XXV Depositor 1, LLC and Farmers and Merchants Bank of Long Beach (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on July 18, 2025).
10.28	Continuing Guaranty, dated as of July 18, 2025, by Medalist Diversified REIT, Inc. in favor of Farmers and Merchant Bank of Long Beach (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on July 18, 2025).
10.29	Continuing Guaranty, dated as of July 18, 2025, by Medalist Diversified Holdings, LP in favor of Farmers and Merchant Bank of Long Beach (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on July 18, 2025).
10.30	Contribution Agreement, dated as of November 7, 2025, by and between MDRR XXV Depositor 1, LLC and MDRR XXV DST 1 (incorporated by reference to the Company's Current Report on Form 8-K filed on November 12, 2025).

10.31	Loan Agreement, dated as of November 7, 2025, by and between MDRR XXV DST 1 and Pinnacle Bank (incorporated by reference to the Company's Current Report on Form 8-K filed on November 12, 2025).
10.32	Limited Guaranty of Recourse Obligations, dated as of November 7, 2025, by and between Medalist Diversified Holdings, LP and Pinnacle Bank (incorporated by reference to the Company's Current Report on Form 8-K filed on November 12, 2025).
10.33	Exchange Agreement, dated November 14, 2025, by and among Medalist Diversified REIT, Inc., Medalist Diversified Holdings, LP and Francis P. Kavanaugh (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed November 20, 2025).
10.34	Exchange Agreement, dated August 8, 2025, by and among Medalist Diversified REIT, Inc., Medalist Diversified Holdings, LP and Francis P. Kavanaugh (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed August 11, 2025).
19.1	Medalist Diversified, Inc. Insider Trading Policy (incorporated by reference to Exhibit 19.1 to the Company's Annual Report on Form 10-K filed on February 27, 2025).
21.1†	List of Subsidiaries
23.1†	Consent of Cherry Bekaert LLP
31.1†	Certification by Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002
31.2†	Certification by Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
32.1†	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2†	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1	Medalist Diversified, Inc. Clawback Policy, effective October 2, 2023 (incorporated by reference to Exhibit 97.1 to the Company's Annual Report on Form 10-K filed on March 6, 2024).
101.INS†	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL
101.SCH†	Inline XBRL Taxonomy Extension Schema Document
101.CAL†	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF†	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB†	Inline XBRL Taxonomy Extension Labels Linkbase Document
101.PRE†	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104†	Cover Page Interactive Data File (Embedded within the Inline XBRL document and included in Exhibit)

† Filed herewith.

* Previously filed with the Amendment to the Registrant's Registration Statement on Form S-11 filed by the Registrant with the Securities and Exchange Commission on October 5, 2018.

** Management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 15(b) of Form 10-K.

Attached as Exhibit 101 to this report are the following documents formatted in iXBRL (Inline eXtensible Business Reporting Language): (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Operations; (iii) Consolidated Statements of Equity; (iv) Consolidated Statements of Cash Flows; and (v) Notes to Consolidated Financial Statements.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDALIST DIVERSIFIED, INC.

Date: March 2, 2026

By: /s/ Francis P. Kavanaugh

Francis P. Kavanaugh
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ Francis P. Kavanaugh Francis P. Kavanaugh	President, Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	March 2, 2026
/s/ C. Brent Winn, Jr. C. Brent Winn, Jr.	Chief Financial Officer (Principal Accounting Officer and Principal Financial Officer)	March 2, 2026
/s/ Marc Carlson Marc Carlson	Director	March 2, 2026
/s/ Neil P. Farmer Neil P. Farmer	Director	March 2, 2026
/s/ David Lunin David Lunin	Director	March 2, 2026
/s/ Emanuel Neuman Emanuel Neuman	Director	March 2, 2026



Medalist Diversified, Inc.

BOARD OF DIRECTORS *

Francis P. Kavanaugh
Chairman of the Board

Neil P. Farmer
Lead Independent Director
Founder, Farmer Properties, Inc.

Marc Carlson
Independent Director
Managing Director, 3 Points Partners

David Lunin
Independent Director
Executive Vice President and Chief Financial Officer, Calumet, Inc.

Emanuel Neuman
Independent Director
Co-Founder, Spandrel Development Partners

EXECUTIVE OFFICERS *

Francis P. Kavanaugh
President and Chief Executive Officer

C. Brent Winn, Jr.
Chief Financial Officer

SHAREHOLDER INFORMATION

Corporate Offices
P. O. Box 8436
Richmond, VA 23226
Tel: 804-338-7708

Transfer Agent
Pacific Stock Transfer
6725 Via Austi Parkway, Suite 300,
Las Vegas, NV 89119

Independent Registered Public Accounting Firm
Cherry Bekaert, LLP

Common Stock Listing
Nasdaq
Symbol: MDRR

* As of May 15, 2026